


03029089

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gold Peak Industries (Holdings) Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3604 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 8/7/03


GOLD
PEAK

Gold Peak Industries (Holdings) Limited 金山工業(集團)有限公司

Annual Report 2002-2003 二零零二至二零零三年年報

CONTENTS 目錄

FINANCIAL CALENDAR 財務日誌

12.5.2002	Announcement of Interim Results	中期業績公佈
6.19.2003	Announcement of Final Results	全年業績公佈
9.5 – 9.10.2003	Book Closure	截止過戶日期
9.10.2003	Annual General Meeting	股東週年大會
	Dividend Payment Dates	股息派發日期
1.28.2003	– Interim	– 中期
9.19.2003	– Final	– 末期



"Golden Opportunities" by Gaylord Chan 「黃金機會」陳餘生

The Group has chosen the oil painting titled "Golden Opportunities" by Gaylord Chan, a highly regarded painter in Hong Kong, for the cover of this year's annual report. Gaylord's detail and touch, coupled with his natural and smooth strokes, are framed in contrast to the unfinished geometric object depicting the Creator's passion and desire throughout the creation process. The painting vividly reflects the Gold Peak Group's swift instinct for capitalizing on opportunities to excel in the business. We will continue to capture opportunities that arise by leveraging our solid fundamentals and understanding of market trends and to strengthen our leadership position in respective industries. The newly announced Mainland and Hong Kong Closer Economic Partnership Arrangement (CEPA) offers exciting new opportunities to Hong Kong and the Pearl River Delta.

今年集團選取了香港資深畫家陳餘生先生的作品「黃金機會」作為年報的封面設計。陳餘生的「黃金機會」以嚴謹細緻的幾何形構造未完成的物體，其流暢自然的筆觸和膠貼框線，處處流露著造物者熱愛創造的過程，正如金山工業集團一貫的經營理念 — 致力研發新科技，積極開發新產品。我們將秉承這個策略，把握發展業務的黃金機會以鞏固集團在所屬市場的領導地位。中國與香港剛簽訂的「更緊密經貿關係安排」(CEPA) 將為香港及珠江三角洲帶來更多新商機。

Group Profile 集團簡介

Gold Peak Group is an Asian multinational group which owns a diversified portfolio of high-quality industrial investments via its major industrial investment vehicle, the Singapore-listed GP Industries Limited. Its Technology and Strategic Division is engaged in the development of new product technologies and strategic investments. In the industrial sector, the Group has established a leadership position in Asia for most of its product categories including GP Batteries and CLIPSAL electrical installation products.

金山工業集團為一家亞洲跨國集團，透過其在新加坡上市之主要投資工具—GP工業有限公司擁有多元化之優質工業投資項目，集團旗下之科技及策略部則從事發展新產品科技及策略性投資。在工業範疇方面，集團之主要產品類別已在亞太區建立領導地位，其中包括「GP超霸」電池及「CLIPSAL奇勝」裝置電器。



Denmark 丹麥
Poland 波蘭
UK 英國
Germany 德國
France 法國
Italy 意大利
South Korea 南韓
Pakistan 巴基斯坦
China 中國
UAE 阿聯酋
Hong Kong 香港
Taiwan 台灣
Thailand 泰國
Vietnam 越南
Sri Lanka 斯里蘭卡
Philippines 菲律賓
Malaysia 馬來西亞
Singapore 新加坡
Indonesia 印尼
Australia 澳洲

The parent company, Gold Peak Industries (Holdings) Limited, was established in 1964 and has been listed on the Stock Exchange of Hong Kong since 1984. Currently, Gold Peak holds an 86.26%* interest in GP Industries while GP Industries holds a 49.66%* interest in GP Batteries International Limited and a 49.23%* interest in Clipsal Industries (Holdings) Limited respectively. GP Industries, GP Batteries and Clipsal Industries have been listed in Singapore since 1995, 1991 and 1992 respectively.

Gold Peak Group has manufacturing, research and development, marketing and distribution operations in more than ten countries around the world. Including all divisions, the Group's turnover for 2002/2003 amounted to HK$5.5 billion and its total assets exceed HK$8.1 billion. Including the major operations of its various divisions, the Group currently employs over 16,500 people worldwide.

* As at June 19, 2003

集團母公司金山工業（集團）有限公司於一九六四年成立，並自一九八四年在香港上市。金山工業現時擁有GP工業86.26%*股權，GP工業則擁有金山電池國際有限公司49.66%*股權及奇勝工業（集團）有限公司之49.23%*股權。GP工業、金山電池及奇勝工業分別自一九九五年、一九九一年及一九九二年在新加坡上市。

金山工業集團現時之生產設施、產品研究發展及銷售辦事處遍佈全球十多個國家。 連同其主要業務部門，集團於二零零二/二零零三年之營業額達五十五億港元，總資產逾八十一億港元，聘用員工超過一萬六千五百人。

*於二零零三年六月十九日


Canada 加拿大
USA 美國

The Group's extensive manufacturing and distribution network
集團廣泛之生產及銷售網絡

Manufacturing & Distribution
產製及經銷

Marketing & Distribution
銷售辦事處

Corporate Information 公司資料

Board of Directors

Executive
Victor LO Chung Wing, Chairman & Chief Executive
Andrew NG Sung On, Vice Chairman
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan

Non-executive
Vincent CHEUNG Ting Kau
LUI Ming Wah
John LO Siew Kiong

董事局

執行董事
羅仲榮，主席兼總裁
吳崇安，副主席
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事
張定球
呂明華
羅肇強

Audit Committee
Vincent CHEUNG Ting Kau, Chairman
LUI Ming Wah
John LO Siew Kiong

審計委員會
張定球，主席
呂明華
羅肇強

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
DBS Bank Ltd.
Citibank, N.A.
Hang Seng Bank Limited
The Bank of East Asia, Limited
Bank of China (Hong Kong) Limited

主要銀行
香港上海匯豐銀行有限公司
星展銀行
花旗銀行
恒生銀行有限公司
東亞銀行有限公司
中國銀行(香港)有限公司

Auditors
Deloitte Touche Tohmatsu

核數師
德勤•關黃陳方會計師行

Secretary and Registered Office
WONG Man Kit
Gold Peak Building, 8th Floor, 30 Kwai Wing Road
Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133
Fax: (852) 2489 1879
E-mail: gp@goldpeak.com
Website: www.goldpeak.com

秘書及註冊辦事處
黃文傑
香港新界葵涌葵榮路30號
金山工業中心8樓
電話：(852) 2427 1133
傳真：(852) 2489 1879
電子郵遞：gp@goldpeak.com
網址：www.goldpeak.com

Share Registrars and Transfer Office
Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai, Hong Kong

股票過戶登記處
雅柏勤證券登記有限公司
香港灣仔告士打道56號
東亞銀行港灣中心地下

ADR Depositary
The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY 10286, USA

美國預託證券機構
The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY 10286, USA

Stock Codes

Hong Kong Stock Exchange	40
ADR	GPINY US
Bloomberg	40 HK
Reuters	0040 HK

股票代號

香港聯交所	40
美國預託證券	GPINY US
彭博資訊	40 HK
路透社	0040 HK

GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED
金山工業(集團)有限公司

GP INDUSTRIES LIMITED
GP 工業有限公司

Singapore-listed 新加坡上市

86.26%*

TECHNOLOGY & STRATEGIC DIVISION
科技及策略部

Electronics Business
電子業務

Electronics & components
電子及零部件

Wire harness & cables
汽車配線及電纜

Acoustics
揚聲器

GP Batteries International Limited
金山電池國際有限公司

Batteries & related products
電池及有關產品

Singapore-listed
新加坡上市

49.66%*

Clipsal Industries (Holdings) Limited
奇勝工業(集團)有限公司

Electrical installation products
裝置電器

Singapore-listed
新加坡上市

49.23%*

Lighthouse Technologies Limited
兆光科技有限公司 (46.97%)

LED display screens
發光二極管顯示屏

International Resolute Company Limited#
國際之獅有限公司# (100%)

Distribution Business
分銷業務

*Percentage stated denotes respective shareholding held by Gold Peak or GP Industries as at June 19, 2003
*百份率為金山工業或GP工業於二零零三年六月十九日所持之股權
#Holding an industrial building for own use
#持有一幢自用的工業大廈

Financial and Statistical Highlights 財務及統計摘要

		2003	2002
綜合損益表 截至三月三十一日止年度(百萬港元)	**Consolidated Income Statement** Year ended March 31 (HK$ Million)		
營業額	Turnover		
－綜合營業額	– Consolidated turnover	**1,809.1**	1,601.6
－包括所有業務部門*	– All divisions*	**5,534.2**	4,782.8
全年總溢利	Total profit for the year	**71.5**	37.4
每股盈利(港仙)	Earnings per share (Hong Kong cents)	**13.44**	7.03
每股股息(港仙)	Dividends per share (Hong Kong cents)	**6.5**	4.0
綜合資產負債表 於三月三十一日(百萬港元)	**Consolidated Balance Sheet** At March 31 (HK$ Million)		
股東資金	Shareholders' funds	**1,010.5**	950.4
總資產	Total assets	**3,643.8**	3,863.4
資本性支出	Capital expenditure	**56.9**	43.6
比率 於三月三十一日	**Ratios** At March 31		
流動資產：流動負債(比率)	Current assets: Current liabilities (ratio)	**0.9**	1.5
存貨流通期(月)	Inventory turnover period (months)	**1.9**	2.6
銀行借貸淨值：總財產(比率)	Net bank borrowings: Total equity (ratio)		
－集團	– The Group	**1.42**	1.60
－公司	– The Company	**0.87**	0.93
其他資料 於三月三十一日	**Other Information** At March 31		
僱員人數	**Number of Employees**		
附屬公司	Subsidiaries		
－中國(包括香港)	– China (including Hong Kong)	**4,500**	4,360
－其他亞洲國家	– Other Asian countries	**30**	30
－其他國家	– Other countries	**150**	230
		4,680	4,620
總面積(平方米)	**Total Area (sq m)**		
附屬公司	Subsidiaries		
－中國(包括香港)	– China (including Hong Kong)	**106,000**	106,700
－其他亞洲國家	– Other Asian countries	**1,200**	3,870
－其他國家	– Other countries	**21,100**	21,100
		128,300	131,670

* 包括集團之主要聯營公司－金山電池及奇勝工業

* Including the Group's major associates – GP Batteries and Clipsal Industries

Turnover by Business*
Year ended March 31, 2003

主要業務之營業額*

截至二零零三年三月三十一日止年度



Electronics 電子 25.6% | 14.8% Electrical 電器

Batteries 電池 52.5% | 7.1% Technology & Strategic 科技及策略

Turnover by Location*
Year ended March 31, 2003

各地區之營業額分佈*

截至二零零三年三月三十一日止年度



Asia 亞洲 58.0% | 17.4% N & S America 北美及南美洲

Europe 歐洲 19.6% | 5.0% Others 其他

Profit Before Taxation by Business Attributable to Gold Peak
Year ended March 31, 2003

主要業務之除税前溢利

截至二零零三年三月三十一日止年度



Electronics 電子 37.3% | 13.9% Electrical 電器

Batteries 電池 39.3% | 9.5% Technology & Strategic 科技及策略

Total Assets by Location*
As at March 31, 2003

各地區之總資產分佈*

於二零零三年三月三十一日



Hong Kong & China 香港及中國 56.1% | 6.3% Australia 澳洲

Rest of Asia 其他亞洲國家 25.2% | 6.0% N & S America 南北美洲

6.4% Europe 歐洲

* Including the Group's major associates – GP Batteries and Clipsal Industries

* 包括集團之主要聯營公司 — 金山電池及奇勝工業


6000
5000
4000
3000
2000
1000
0
4,271
4,525
5,239
4,783
5,534
99
00
01
02
03

Turnover*
Year ended March 31 (HK$ Million)

營業額*
截至三月三十一日止年度(百萬港元)

Consolidated Turnover
綜合營業額

* Including the Group's major associates - GP Batteries and Clipsal Industries
* 包括集團主要聯營公司—金山電池及奇勝工業


8000
7000
6000
5000
4000
3000
2000
1000
0
6,289
7,042
7,370
7,426
8,096
99
00
01
02
03

Total Assets**
At March 31 (HK$ Million)

總資產**
於三月三十一日(百萬港元)

Consolidated Assets
綜合資產

** Including the Group's major associates - GP Batteries and Clipsal Industries
** 包括集團主要聯營公司—金山電池及奇勝工業


300
250
200
150
100
50
0
234.9
236.2##
269.0
190.1
245.4
99
00
01
02
03

Profits by Business#
Year ended March 31 (HK$ Million)

集團業務溢利#
截至三月三十一日止年度(百萬港元)

Electronics 電子
Electrical 電器
Batteries 電池
Technology & Strategic 科技及策略

Total net profits by respective business (on a 100% basis)
個別業務之淨溢利總額(按100%為基準)

Profit of Electronics for the year ended March 31, 2000 excludes unrealized gain upon revaluation of Meiloon shares
電子業務截至2000年3月31日止年度之溢利未計算因重估美隆電器股份而產生之未變現收益

Market Capitalization
At March 31 (HK$ Million)

市值
於三月三十一日(百萬港元)



0
300
600
900
1200
1500
1800
99
00
01
02
03

Gold Peak 金山工業
GP Industries GP工業
GP Batteries 金山電池
Clipsal Industries 奇勝工業

Profit Attributable to Shareholders
(including exceptional items)
Year ended March 31 (HK$ Million)

股東應佔溢利
(包括特殊項目)
截至三月三十一日止年度(百萬港元)



0
30
60
90
120
150
62
133
65
37
72
99
00
01
02
03



Net Exceptional Profits
特殊溢利淨額

Earnings Per Share and Dividends Per Share
Year ended March 31 (Hong Kong Cents)

每股盈利及股息
截至三月三十一日止年度(港仙)



0
5
10
15
20
25
30
99
00
01
02
03

Earnings Per Share
每股盈利

Dividends Per Share
股息

Ten-Year Financial Summary 十年財務概要

		2003 百萬港元 *HK$ Million*	2002 百萬港元 HK$ Million
綜合損益表 截至三月三十一日止年度	**Consolidated Results** Year ended March 31		
營業額	Turnover	1,809.1	1,601.6
經營(虧損)溢利	Operating (loss) profit	(52.5)	(57.2)
所佔聯營公司業績	Share of results of associates	203.3	147.6
除税前經常性業務溢利	Profit from ordinary activities before taxation	150.8	90.4
税項	Taxation	(50.7)	(35.4)
未計少數股東權益前溢利	Profit before minority interests	100.1	55.0
少數股東權益	Minority interests	(28.6)	(17.6)
全年純利	Net profit for the year	71.5	37.4
綜合資產負債表 於三月三十一日	**Consolidated Balance Sheet** At March 31		
投資物業	Investment properties	112.3	89.7
物業、廠房及設備	Property, plant and equipment	259.9	300.7
所佔聯營公司權益	Interest in associates	1,735.2	1,563.7
商標	Trademarks	60.6	64.8
證券投資	Investments in securities	177.4	191.8
給貿易夥伴之借款	Advances to trade associates	109.0	117.0
遞延支出	Deferred expenditure	–	24.5
商譽	Goodwill	9.1	10.1
聯營公司/附屬公司認股權證投資	Investments in warrants of associates/subsidiaries	–	–
流動資產	Current assets	1,180.3	1,501.0
總資產	Total assets	3,643.8	3,863.3
借款	Borrowings	1,008.7	1,618.9
可換股票據	Convertible note	85.9	83.4
遞延税項	Deferred taxation	0.7	4.7
流動負債	Current liabilities	1,314.1	979.2
總負債	Total liabilities	2,409.4	2,686.2
		1,234.4	1,177.1
股東資金	Shareholders' funds	1,010.5	950.4
少數股東權益	Minority interests	223.9	226.7
		1,234.4	1,177.1

註：為保持一致性，以前年度比較數據因集團採納新修訂之會計制度而重新編列。

Note: Comparative figures for prior years have been restated in accordance with the new and revised accounting policies adopted by the Group in order to achieve a consistent presentation.

2001 百萬港元 HK$ Million	2000 百萬港元 HK$ Million	1999 百萬港元 HK$ Million	1998 百萬港元 HK$ Million	1997 百萬港元 HK$ Million	1996 百萬港元 HK$ Million	1995 百萬港元 HK$ Million	1994 百萬港元 HK$ Million
1,752.8	1,161.7	1,207.3	2,234.5	4,155.6	3,505.3	2,855.9	2,257.1
(46.2)	164.6	(52.1)	144.1	336.0	295.6	285.5	247.7
176.3	180.6	172.0	161.6	86.9	94.7	42.6	61.7
130.1	345.2	119.9	305.7	422.9	390.3	328.1	309.4
(36.6)	(47.4)	(40.3)	(32.8)	(36.8)	(40.6)	(17.9)	(44.5)
93.5	297.8	79.6	272.9	386.1	349.7	310.2	264.9
(28.9)	(165.1)	(17.5)	(81.9)	(155.9)	(134.7)	(90.3)	(49.5)
64.6	132.7	62.1	191.0	230.2	215.0	219.9	215.4
90.1	88.8	112.1	–	–	14.3	14.3	–
308.2	291.3	288.4	444.0	1,502.2	1,309.3	1,105.3	954.7
1,499.5	1,555.6	1,568.7	1,521.3	933.5	1,002.9	861.8	553.4
69.0	73.2	77.4	81.5	–	–	–	–
200.9	235.2	33.5	40.1	33.0	6.6	23.1	17.0
117.0	20.0	20.0	–	–	–	–	–
18.4	4.9	15.2	20.0	148.1	143.0	116.4	71.9
–	–	–	–	–	–	–	–
–	–	38.5	38.5	65.0	75.8	30.1	30.1
1,261.1	972.0	799.4	839.7	2,658.1	2,421.8	1,837.1	1,498.9
3,564.2	3,241.0	2,953.2	2,985.1	5,339.9	4,973.7	3,988.1	3,126.0
978.9	784.2	1,013.7	675.3	877.0	1,133.6	910.8	532.0
80.9	–	–	–	–	–	–	–
3.0	1.5	1.7	1.7	18.8	13.6	13.1	8.9
1,301.3	1,065.7	926.7	1,218.7	2,269.4	1,914.5	1,432.0	1,149.1
2,364.1	1,851.4	1,942.1	1,895.7	3,165.2	3,061.7	2,355.9	1,690.0
1,200.1	1,389.6	1,011.1	1,089.4	2,174.7	1,912.0	1,632.2	1,436.0
969.0	1,078.1	833.8	904.1	1,073.7	1,048.2	1,028.8	918.6
231.1	311.5	177.3	185.3	1,101.0	863.8	603.4	517.4
1,200.1	1,389.6	1,011.1	1,089.4	2,174.7	1,912.0	1,632.2	1,436.0

Chairman's Statement 主席報告書



Victor Lo 羅仲榮
Chairman & Chief Executive 主席兼總裁

Andrew Ng 吳崇安
Vice Chairman 副主席

INTRODUCTION

Following a rather tough year in 2001/02, the past year has seen the Group back on track for growth and strong performance in nearly all of its businesses. In particular the margins and profitability of our major divisions have improved significantly. I believe that the Group's core strategy in terms of investing in technology, new products, branding and distribution has paid off and will continue to bear fruit.

前言

隨著十分艱巨的二零零一/零二年過去，集團在去年大部份業務均表現強勁，業績重拾升軌，主要業務部門的邊際利潤及盈利能力大幅改善。本人相信集團致力研發新技術、新產品、推廣品牌及開拓分銷網絡等重點策略已得到回報，並會繼續取得成果。

HIGHLIGHTS

Strong recovery despite ongoing business challenges

Throughout the year most of our major divisions have achieved much better results despite volatile business environments and fierce price competition in a number of key markets. In many areas we are picking up the growth momentum once again following a tough year in 2001/02.

The consolidated turnover for the Group increased by 13.0% to HK$1,809 million. Profit attributable to shareholders increased by 91.3% to HK$71.5 million. Basic earnings per share were up 91.2% to 13.4 Hong Kong cents, and the board has proposed a final dividend of 3.5 Hong Kong cents (2001/02: 1.5 HK cents).

GP Industries reaped rewards of early investment in growth

The Group's 86.3%-owned subsidiary, GP Industries, delivered an increase of 84.2% in profit attributable to shareholders. GP Batteries was a major driver for this growth, achieving record high turnover and profit. The electronics business achieved an impressive improvement in profitability, while Clipsal Industries managed to maintain market share and volumes in the face of extreme competition and continuing soft markets.

Electronics business achieved strong margins

The electronics and components business improved profitability by about 33% even though sales were down by about 1%. This solid performance was largely the result of a better mix of products and a more streamlined manufacturing structure, as well as a strong contribution from the components operations of our associates.

The strength of the automobile industry in China ensured impressive domestic sales of wire harness, while export sales maintained their margins thanks to a stronger yen. The cable business continued to grow, but was impacted by higher raw material costs and intense price competition that affected margins and overall profitability.

For the branded loudspeakers business, stronger sales in the US and Europe, introduction of new products and cost reduction from restructuring the Ipswich factory have resulted in a small profit compared to a loss of S$3.7 million in the previous year.

摘要

集團在充滿挑戰的市況下強勁復甦

雖然營商環境波動和在多個主要市場的價格競爭非常激烈，集團大部份主要業務部門在年內的表現皆向好。集團經歷了二零零一/零二年的困境後，多個業務範疇已經重拾增長步伐。

集團之綜合營業額較去年上升13.0%至十八億九百萬港元，股東應佔溢利為七千一百五十萬港元，較去年增長91.3%，每股基本盈利上升91.2%至13.4港仙。董事局建議派發末期股息每股3.5港仙(二零零一/零二年：1.5港仙)。

GP工業早期的投資帶來回報

集團持有86.3%權益的附屬公司GP工業之股東應佔溢利上升84.2%，主要增長來自金山電池破紀錄的營業額及溢利。電子業務的盈利能力大幅提高，而奇勝工業在激烈的市場競爭及持續疲弱的市況下仍能保持市場佔有率及銷量。

電子業務增長強勁

電子及零部件業務之銷售微跌約1%，盈利能力卻上升約33%，表現良好主要由於在年內推出更佳的產品組合、更精簡的生產架構及來自部件聯營公司的盈利貢獻增加。

中國的汽車工業發展蓬勃，利好汽車配線的內銷，出口的邊際利潤則因日元強勁而保持穩定。電纜業務繼續增長，惟原料成本上升及價格競爭激烈，影響邊際利潤及整體盈利能力。

英國之揚聲器業務由於在歐美市場銷售強勁，加上推出新產品和因重組葉士域治工廠而削減成本，錄得輕微溢利，去年則報三百七十萬坡元的虧損。

GP Batteries registered record high turnover and profit

Turnover for GP Batteries increased by 19.3% and net profit attributable to shareholders improved by 89.5%. This outstanding performance was driven by strong growth in the consumer primary battery market and demand for high-capacity Nickel Metal Hydride batteries. The Group has benefited from consolidation in the consumer primary battery segment, which has seen some major competitors exit the field and others focusing more on the rechargeable battery market.

Aside from higher turnover, the gross profit margin for the battery business was improved by 40.5% through changes in product mix and operational rationalization over the past few years. Indeed, our continuous investment in R&D and our constant streamlining efforts have paid off this year.

Building on the Group's established position in the primary battery market, we were very pleased to complete the acquisition of a 75% stake in Zhongyin (Ningbo) Battery Co., Ltd. ("Ningbo Batteries") in November 2002. The consolidation of sales of Ningbo Batteries, the second largest alkaline battery manufacturer in China, made a contribution to GP Batteries' record high turnover and profit.

金山電池營業額及溢利創新高

金山電池之營業額較去年上升19.3%，股東應佔純利增加89.5%，業績出色主要由於一次性消費電池業務增長強勁，加上高容量鎳氫電池的需求殷切。一次性消費電池市場重新整合，多個主要競爭對手離場，而其他電池製造商則專注發展充電池市場，令金山電池從中受惠。

除營業額增加外，金山電池透過改變產品組合及近年改善營運效率，令邊際毛利提高40.5%。金山電池在產品研發方面的投資及不斷精簡業務架構的努力在本年度獲得回報。

金山電池在一次性電池市場地位鞏固，於二零零二年十一月更完成收購中國第二大鹼性電池製造商中銀(寧波)電池有限公司(「寧波電池」)之75%股權。寧波電池之銷售入賬，有助金山電池在年內取得破紀錄的營業額及溢利。

▲ Manufacturing & Distribution Centers
產製及分銷中心

● Other Distribution Centers
其他分銷中心

GP Batteries
GP 超霸

CLIPSAL 奇胜

KEF 极而峰

CELESTION 激想

LIGHTHOUSE

The Group has established a firm foothold in the Greater China market with an extensive manufacturing and distribution network.
集團在大中華市場已建立鞏固地位，生產及分銷據點遍設多個主要城市。

Changchun 長春 ▲
Shenyang 瀋陽 ●
Beijing 北京 ●
Dalian 大連 ▲
Tianjin 天津 ▲
Qingdao 青島 ●
Xuzhou 徐州 ▲
Xian 西安 ●
Nanjing 南京 ●
Suzhou 蘇州 ●
Shanghai 上海 ▲
Chengdu 成都 ●
Chongqing 重慶 ▲
Wuhan 武漢 ●
Ningbo 寧波 ▲
Changsha 長沙 ●
Fuzhou 福州 ●
Taiwan 台灣 ▲
Huizhou 惠州 ▲
Xiamen 廈門 ●
Guangzhou 廣州 ●
Dongguan 東莞 ▲
Shenzhen 深圳 ▲
Shunde 順德 ▲
Hong Kong 香港 ▲

Clipsal weathered the competition and built brand strength

Clipsal Industries continues to face intense competition in the Asian markets, which has resulted in price reduction and impacted its profitability. In conjunction with a continuous slowdown in the construction sector of most major markets, this led to a decrease in turnover of 5.7%. Net profit attributable to shareholders was reduced by 31.7%.

The China market still presents great opportunities for growth, but these are tempered by competition from both large global competitors and a multitude of small local providers. Clipsal Industries is addressing this by investing in aggressive campaigns to build on the "CLIPSAL" brand and reputation for quality. In addition to the "CLIPSAL" brand, a second brand "GP" was launched to break into the mid-price market.

More positively, the Australian market has been strong, especially in the residential sector. Growth there has also been driven by the take-up of new high-technology products such as intelligent building systems and data communications products.

An ongoing strategy is to expand the Clipsal Integrated Systems' offering with higher-value and higher-margin products. These include the C-Bus intelligent building system and the "ULTI" product line, a smart-home system which offers state-of-the-art wireless control for lighting and other electrical devices.

Technology and Strategic Division maintained stable performance

Within the Group's Technology and Strategic Division, Lighthouse Technologies Limited's LED screens business faced a volatile environment and its gradual recovery was affected by the outbreak of war in Iraq and the SARS outbreak in Asia.

Healthy financial position

The Group's financial position continues to be healthy with a strengthened balance sheet. Gearing of the Group and the Company stand currently at 1.42 and 0.87 respectively, which we are comfortable with, and we have no specific need or plans for fund raising initiatives at present.

OUTLOOK

I am optimistic about the prospects for the Group as a whole as most of our businesses are back on track for growth. In particular, the outlook for growth in the electronics and batteries businesses looks good as demand for high-tech electronic goods continues to grow. The Australian construction market is set to remain strong. We are hopeful for a recovery in South East

奇勝工業加強品牌應付市場競爭

奇勝工業的亞洲市場競爭依然激烈，產品價格下跌，盈利能力亦受到影響，加上多個主要市場的建築業持續放緩，導致營業額下跌5.7%，股東應佔純利減少31.7%。

中國市場仍有大量發展空間，惟業內湧現強大的跨國競爭對手及很多規模較小的內地供應商。奇勝工業透過積極的市場推廣活動，提高市場對「CLIPSAL奇勝」品牌的認知及品質信譽。除「CLIPSAL奇勝」外，另一品牌「GP超霸」亦相繼推出打進中價市場。

澳洲市場業務強勁，尤以住宅市場更為突出。市場接受智能樓宇管理系統和數據通訊產品等高科技產品有助帶動業務增長。

奇勝工業貫徹開拓奇勝科技系統業務的策略，推出高價值及高利潤產品，包括C-Bus智能照明管理系統及採用嶄新無線電技術操控燈光及其他電器產品的「ULTI 奧智」智能系統。

科技及策略部表現平穩

科技及策略部旗下生產及銷售發光二極管(LED)大型屏幕之兆光科技有限公司面對波動的市場環境，其正逐漸復甦的業務受到伊拉克戰事及亞洲爆發非典型肺炎影響。

財政狀況穩健

集團的財政狀況保持穩健，資產負債情況增強，集團和公司的借貸比率分別維持在1.42和0.87之水平。集團對此感到滿意，現時未有需要或計劃籌集資金。

展望

由於大部份業務已恢復增長，尤其高科技電子產品的市場需求不斷上升，利好電子及電池部的業務發展，本人對集團整體的前景感到樂觀。澳洲的建築市場表現將保持強勁，我們期待東南亞和中東市場復甦及中國市場的商機可帶動奇勝工業的業務增長。中國汽車市場正蓬勃發展，預料集團的配線業務將向好。在中國惠州

Asia and the Middle East as well as opportunities in China to support Clipsal's growth. The continued strength of the automobile industry in China also augurs well for our wire harness business. The scheduled commissioning of two major new factories in Huizhou, China in late 2003 will further enhance the production capacity and efficiency of our electronics and electrical businesses and support their future growth.

The financial year 2001/02 was unusually tough, but I believe our operations have emerged stronger, and in good shape to expand further. Looking ahead, our immediate goals are to strengthen Clipsal in the Asian markets by continuing to invest in R&D, product mix, distribution and branding in the region, and to expedite the Lighthouse recovery with new products, cost-saving programs, and improved distribution and marketing.

The global economy still looks uncertain and we anticipate a continuing volatile and highly competitive business environment. We have yet to see the full impact of the SARS outbreak on our businesses, although the speedy conclusion of the war in Iraq has removed some of the uncertainties. Our philosophy has always been to invest early in developing new technologies while continuing to support product development, technology and marketing through any downturn. I believe the Group is well positioned for further growth in the year ahead.

VOTE OF THANKS

Our shareholders, business partners and employees have given their support unstintingly through good and bad years. I extend my sincere thanks to them once again at the end of a very encouraging year for Gold Peak.

Victor LO Chung Wing
Chairman & Chief Executive
June 19, 2003

的兩間主要新廠房如期在二零零三年年底啟用後，將進一步提高電子及裝置電器產品的生產力及效率，有助業務長遠發展。

雖然二零零一/零二財政年度異常艱辛，但本人相信集團現時的整體營運卻比以往更加壯大，為業務擴展奠下良好基礎。展望將來，我們的短期目標希望加強在研發、產品組合、分銷及在區內推廣品牌方面的投資，以鞏固奇勝工業在亞洲市場的領導地位；同時透過推出新產品、減低成本、改善分銷及市場推廣等策略，令兆光科技的業務加快復甦。

全球經濟前景仍然未明朗，我們預料營商環境將持續波動及競爭非常激烈。雖然中東戰事迅速完結有助消除市場部份不明朗因素，但非典型肺炎造成的影響尚未完全呈現。我們將秉承一貫的經營理念，在市道下滑時乘早投資開拓高科技，並同步進行產品開發、發展技術及加強市場推廣。本人相信集團已準備就緒，迎接未來一年的業務發展。

致謝

我們的股東、業務夥伴及員工過去無論在順境或逆境一直對集團鼎力支持，本年度金山工業集團業績令人鼓舞，本人謹在此向大家致以衷心感謝。

羅仲榮
主席兼總裁
二零零三年六月十九日

GP Smart PowerBank

Fastest and **longest lasting** features in focus

GP Batteries

Product of Gold Peak Group



执着引发无穷动力
对执着的人而言,登上顶峰只是一个时间问题
GP 超霸
数码产品
AA
查询热线:(上海)021-63683300 (广州)020-81362662 (北京)010-68312888 (武汉)027-83612703
金山工业集团产品

GP Batteries launches aggressive marketing campaign in the region

「GP超霸」電池在區內展開積極的市場推廣活動



冠軍
100%
抵用勁電
GP Ultra
100%
抵用勁電
GP超霸

(left) GP Batteries is a popular brand in the consumer market.

(左) 「GP超霸」電池在消費市場,廣受歡迎。

(right) In Hong Kong, GP Batteries achieved the fastest growth in sales volume and value in the alkaline segment among other brands in Year 2002. (AC Nielsen's survey)

(右) 於2002年,「GP超霸」鹼性電池在香港的銷量和銷售額增長榮列榜首。(尼爾森市場調查)

Review of Operations 業務回顧

OVERVIEW

The past year was a challenging year for the Group. Yet, our major business divisions demonstrated exceptional capability to perform in such a tough operating environment and the Group was back on the growth track. The consolidated turnover for the year increased by 13.0% to HK$1,809 million while profit attributable to shareholders rose by 91.3% to HK$71.5 million.

GP INDUSTRIES

GP Industries achieved impressive results with operating profit increased by 84.2%. Reported turnover increased by 7.8%. This result was mainly due to the good performance of the electronic and component businesses, improved results of the acoustics business, as well as the outstanding contributions from GP Batteries.

During the year, GP Industries acquired additional shares of GP Batteries International Ltd in the open market, thereby increasing its stake from 47.9% to 48.8%. In April 2003, it further increased its interest to 49.8%.

Electronics Division

Electronics and Components The electronic business performed impressively. Profit before interest, taxation and exceptional items increased by about 33% in spite of a marginal decline of about 1% in sales of electronic and component products. The increase in profit was mainly due to improved product mix, streamlined manufacturing and the strong contributions from the component associates. During the year, the professional audio business developed well.

Cables and Harness Export sales of wire harness grew slightly. Despite price competition, the export profit margin remained steady because of a stronger yen. Domestic sales in China grew impressively mainly due to the robust car industry. LTK's cable business continued to show satisfactory growth in sales but profit contribution decreased because of intense price competition and higher raw material costs.

概述

剛過去的財政年度充滿挑戰，但集團主要業務部門在艱難的經營環境下仍表現出色，令集團整體業績反彈，重拾升軌。集團全年綜合營業額為十八億九百萬港元，較去年上升13.0%，股東應佔溢利較去年增加91.3%至七千一百五十萬港元。

GP工業

GP工業經營溢利上升84.2%，全年營業額增加7.8%，業績出色主要由於電子及零部件業務表現良好、揚聲器業務得到改善及金山電池帶來的盈利貢獻增加。

GP工業於年內從公開市場增購金山電池國際有限公司的股份，因此其於金山電池股權從47.9%增加至48.8%。於二零零三年四月，GP工業進一步持有金山電池權益至49.8%。

電子部

電子及零部件業務 電子業務表現出色，雖然電子及部件產品的銷售輕微下跌約1%，除利息、稅項及特殊項目前溢利卻上升約33%，主要由於年內推出更佳的產品組合、更精簡的生產架構及來自部件聯營公司的盈利貢獻增加。專業音響產品年內業務發展良好。



LTK offers Eco-Green cables to meet the growing demand for environmentally-friendly electric cables for use in a wide array of electrical and electronic appliances.
樂庭推出可廣泛應用於電器電子產品之環保電纜，以配合不斷增加的市場需求。



Award-winning Celestion AVR320 is named the "Best-buy Home Cinema System" by a UK trade magazine for its innovative design and good performance.
「激想」AVR320系列設計創新，音色優美，被一份英國業內刊物評為最佳家庭影院組合。

Acoustics Sales of branded loudspeakers increased strongly due to sales growth in the US and European markets. With the combined effects of improved cost structure and introduction of new products, the acoustics business achieved a small profit, as compared to a loss of S$3.7 million in prior year.

GP Batteries

GP Batteries achieved its record high turnover and profit for the year under review. Turnover increased by 19.3% while net profit surged by 89.5%. The record turnover was driven by the strong growth of the consumer primary batteries, the increase in turnover of high-capacity Nickel Metal Hydride batteries as well as the consolidation of the sales of Zhongyin (Ningbo) Battery Co., Ltd. ("Ningbo Batteries") of China after GP Batteries' acquisition in November 2002.

Overall gross profit improved by 40.5% due to product mix changes and a more stable market. Operational rationalization leading to cost reduction over the past few years and relatively low interest rates also contributed to the strong upsurge in profit.

Asia With the strong recovery in both the OEM and consumer markets especially after the acquisition of Ningbo Batteries, Hong Kong and China registered a growth in sales. Ningbo Batteries' strong distribution network which spans over 80 major cities throughout China has also enhanced

電纜及汽車配線業務 汽車配線的出口銷售有輕微增長，雖然面對價格競爭，惟因日元強勁，出口產品之邊際利潤得以保持穩定。中國的汽車市場發展蓬勃，汽車配線的國內銷售因而錄得可觀增幅。樂庭之電纜業務繼續有理想的增長，惟價格競爭激烈及原料成本上升，令其對集團的盈利貢獻減少。

揚聲器業務 英國之揚聲器業務因歐美市場的銷售上升，整體銷售有大幅增長。由於改善成本架構加上推出新產品，整體揚聲器業務取得輕微溢利，而去年則錄得三百七十萬坡元的虧損。

金山電池

金山電池年內的營業額及溢利創新高，全年營業額增加19.3%，純利大幅上升89.5%。一次性消費電池業務增長強勁、高容量鎳氫電池的銷售增加及計入金山電池於二零零二年十一月收購之中國中銀（寧波）電池有限公司（「寧波電池」）之銷售均有助金山電池在年內取得破記錄的營業額。

整體而言，邊際毛利增加40.5%，主要由於金山電池改變產品組合且市場需求趨穩定。金山電池在近年不斷提高營運效率，減低成本，加上息率較去年低，致令溢利大幅上升。

亞洲市場 香港及中國的原件生產商（OEM）及消費電池市場強勁復甦，尤其在收購寧波電池後更為顯著，令中港的銷售上升。寧波電池擁有遍佈全國八十多個主要城市的龐大分銷網絡，有助提高金山電池在國內的分銷能力。寧波電池的馳名「雙鹿」牌電池於二零零二年九月獲國內有關當局選為「中國名牌產品」（電池類別）。

GP Batteries' distribution in the country. "Pairdeer", the household battery brand in China marketed by Ningbo Batteries, was named "China Top Brand (battery category)" by China authorities in September 2002.

Sales in South Korea decreased due to weak demand from the OEM market while an increase in sales was recorded in Taiwan because of additional sales from Lithium Ion batteries. In ASEAN, sales increased as a result of strong consumer sales in the rechargeable segment. OEM sales, however, decreased as electronic assembly industries continued to migrate to China.

Europe Sales in Europe went up as a result of robust sales in consumer market and increasing private-label demand. Eastern Europe, including Russia and Poland, registered satisfactory growth. Also, the Euro strengthened in the second half of the year, thus contributing to the increase in turnover in Europe.

North and South America Sales in North America rose as the OEM customers were provided with better total solutions. Sales in South America also improved substantially.

Clipsal Industries

The region continued to have slow economic growth and a soft building industry. Clipsal Industries still faced a highly competitive market. Volume growth was achieved in many segments but the average selling price continued to drop. Turnover for the year ended December 31, 2002 decreased by 5.7% while net profit attributable to shareholders dropped by 31.7%. Overall gross profit margin was improved in key markets through continuous programs to increase operating efficiencies.

North Asian Markets In China, Clipsal Industries launched aggressive marketing and promotional campaigns in major cities to raise consumer awareness of the "CLIPSAL" brand, resulting in very positive response. The strategic introduction of mid-priced E1000 range and enhanced C-Spectra range of wiring accessories, C-Bus intelligent building systems and data-communication products helped stimulate sales.

In Hong Kong, the selling prices of Clipsal products were constantly adjusted downwards to counter stiff price competition and maintain market share.

South East Asian Markets The market competition in Singapore and Malaysia continued to be keen. Nevertheless, Clipsal Industries recorded a marginal growth in turnover in Malaysia mainly due to its dominance in the electrical wiring accessories market and product diversification. In Indonesia, higher

南韓因OEM市場需求疲弱令銷售下降；台灣業務由於鋰離子電池的銷售增加而錄得銷售增長。在東盟國家，充電池產品在消費市場表現強勁，令整體銷售上升，惟OEM銷售則因當地電子裝配工業繼續遷移到中國而下跌。

歐洲市場　由於消費電池市場蓬勃及私人品牌客戶需求殷切，令歐洲市場的銷售上升，而包括俄羅斯及波蘭在內的東歐市場的銷售增長亦令人滿意。此外，歐元在下半年度表現強勁，亦有助增加歐洲市場的營業額。

南北美洲市場　金山電池為北美洲的OEM客戶提供更完善的一站式產品服務，令該區的銷售上升。南美洲的銷售亦有顯著改善。

奇勝工業

亞太區的經濟增長繼續放緩，建築市場疲弱，奇勝工業仍然面對非常激烈的市場競爭，多個業務範疇的銷量錄得增長，但平均產品售價卻繼續下調。奇勝工業截至二零零二年十二月三十一日止全年之營業額較去年同期下跌5.7%，股東應佔純利減少31.7%。奇勝工業透過推行持續改善計劃提高營運效率，令主要市場的毛利率得到改善。

北亞洲市場　奇勝工業在中國主要城市積極加強市場推廣和宣傳活動，提高消費者對「CLIPSAL奇勝」品牌的認知，市場反應十分理想。奇勝工業策略性地推出中價的E1000系列和經改良的C-Spectra千色龍系列電器配件、C-Bus智能樓宇管理系統及數據通訊產品等，有助刺激銷售。

在香港，奇勝工業不斷調低產品售價以應付激烈的價格競爭及保持市場佔有率。

東南亞市場　新加坡及馬來西亞市場競爭仍然激烈，但奇勝工業在馬來西亞電器配件市場擁有主導優勢，加上產品多元化，因此在當地的營業額錄得輕微增長。在印尼，幣值回穩令銷售上升，然而二零零二年十月的炸彈襲擊拖慢當





It's state-of-the-art & a work of art

www.ulti.biz

ULTI
The Ultimate Switch
A CLIPSAL CONCEPT

ULTI, a newly-launched Clipsal concept, is a smart-home system which offers state-of-the-art wireless lighting control and electrical automation

奇勝創意概念「ULTI」，為業界
帶來嶄新的智能無線光效組合及電器操控系統。


CLIPSAL 奇勝
裝置電器



CLIPSAL奇胜
您在这里

CLIPSAL奇胜
就在好美家

The CLIPSAL brand is actively promoted in the region.
集團在區內積極推廣「CLIPSAL奇勝」品牌。

sales were recorded as the currency stabilized. However, the bombing in October 2002 slowed down local project development. The performance in Sri Lanka and Pakistan continued to be satisfactory.

Australia and Other Markets The trading conditions in Australia, in particular the residential sector, were favorable. Significant growth was achieved in the intelligent building systems and data-communication products. Overall, Clipsal Industries' associated company, Gerard Industries Pty Ltd, recorded improved sales, profitability and market share.

Clipsal Industries enjoyed healthy sales and profit growth in Vietnam. Lovato SpA, the 39.8% Italian associate, continued to contribute positively. In the Middle East, strong sales growth was registered with Saudi Arabia sales, in particular, doubling in volume. Demand from other emerging markets including the Philippines and Thailand gained momentum.

TECHNOLOGY AND STRATEGIC DIVISION

For Lighthouse Technologies Limited, there were signs of moderate market recovery in the US and Europe during the fourth quarter of 2002, though price competition remained keen. During the first quarter of 2003, the war in Iraq again caused the market to soften significantly. With the introduction of new products as well as the implementation of cost-saving programs, Lighthouse maintained steady performance in the second half of the year as compared to the first half.

In March 2003, Lighthouse issued new shares to Clipsal Industries and other shareholders and raised HK$20 million as additional working capital. As a result, Clipsal Industries increased its stake in Lighthouse from 25% to 29.8%. Gold Peak's interest in Lighthouse was diluted from 51% to 46.97%. The Group incurred a deemed loss of HK$4 million on partial disposal of the company.

Due to tough market conditions, a joint-venture e-business company under this division ceased operation during the year. The Group wrote off its entire investment cost of HK$14.5 million in that company.

FINANCIAL REVIEW

During the year, the Group's consolidated net bank borrowings decreased by HK$125 million to HK$1,758 million. As at March 31, 2003, the aggregate of the Group's shareholders' funds and minority interests

地建築發展項目。斯里蘭卡及巴基斯坦市場的表現令人滿意。

澳洲及其他市場 澳洲的營商環境尤其住宅市場維持向好，智能樓宇管理系統及數據通訊產品錄得可觀增幅。整體而言，奇勝工業在澳洲的聯營公司 Gerard Industries Pty Ltd 無論在銷售、盈利能力及市場佔有率均上升。

越南的銷售及溢利均有健康的增長。奇勝工業擁有39.8%權益的意大利聯營公司Lovato SpA繼續有盈利貢獻。中東市場的銷售大幅增加，當中沙地阿拉伯的銷售更上升了一倍；至於其他新興市場如菲律賓及泰國的需求亦告上升。

科技及策略部

兆光科技有限公司的歐美市場於二零零二年第四季呈現溫和復甦跡象，惟價格競爭維持激烈，而二零零三年首季爆發伊拉克戰事，再度令市場顯著放緩。兆光科技透過推出新產品及節約成本措施，下半年度的業務表現保持平穩。

於二零零三年三月，兆光科技向奇勝工業及其他股東發行新股，集資二千萬港元作為額外營運資金。因此，奇勝工業持有兆光科技的權益由25%增加至29.8%，而金山工業所持兆光科技之股權則由51%攤薄至46.97%，並因是次被視作出售兆光科技部份權益引致四百萬港元之虧損。

由於市況艱巨，科技及策略部旗下一間從事電子商貿的合資公司於年內停業，集團為其在該公司共一千四百五十萬港元之投資作出全數撇賬。

財務回顧

集團於是年度之綜合銀行貸款淨額減少一億二千五百萬港元至十七億五千八百萬港元。於二零零三年三月三十一日，集團之股東資金及少數股東權益合共十二億三千四百萬港元，借貸

was HK$1,234 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' funds and minority interests) was 1.42 (March 31, 2002: 1.60). The gearing ratios of the Company and GP Industries were 0.87 and 0.56 whereas those of GP Batteries and Clipsal Industries were 0.76 and 0.64 (as at December 31, 2002) respectively. The gearing ratios of the Company, GP Industries and the Group improved when compared to those as at the last balance sheet dates of the respective companies.

The Group and its major associates continued their prudent policy in managing foreign exchange risks. Forward contracts, local currency borrowings and local sourcing have been arranged to minimize foreign exchange risks. At March 31, 2003, 48% (March 31, 2002: 28%) of the Group's bank borrowings was revolving or repayable within one year whereas 52% (March 31, 2002: 72%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 54%, 23% and 19% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively. In March 2003, the Company arranged a syndicated loan of HK$335 million for general working capital purposes.

HUMAN RESOURCES

As at March 31, 2003, the Group and the operations of its major business divisions employed more than 16,500 people worldwide. People are Gold Peak's greatest asset and the Group is committed to providing an environment across various divisions where employees feel valued and appreciated, thereby nurturing a sense of belonging to the Group.

Remuneration Policies

The Group offers competitive remuneration and benefit packages and advancement opportunities to our employees. Remuneration policies are reviewed regularly and maintained at a competitive level with the market in the respective countries. In addition to basic salary, bonuses and share options may also be granted to eligible and performing employees at the discretion of the board and based on the performance of the individual employee as well as the Group.

Retirement Benefit Scheme

In Hong Kong, the Company and majority of its member companies operated a defined contribution retirement benefit scheme, which is an ORSO scheme with Mandatory Provident Fund ("MPF") exemption, for all qualified

比率（按綜合銀行貸款淨額除以股東資金及少數股東權益計算）為1.42（二零零二年：1.60）。若以個別公司計算，金山工業（集團）有限公司及GP工業之借貸比率分別為0.87及0.56，金山電池為0.76，而奇勝工業於二零零二年十二月三十一日之借貸比率則為0.64。與去年年結日之數字比較，本公司、GP工業及本集團之借貸比率均有改善。

集團及其主要聯營公司貫徹其審慎管理外匯風險的策略，透過安排遠期合約、本地貨幣借貸及於當地採購等措施，將匯率波動所帶來的影響減至最低。於二零零三年三月三十一日，集團有48%（二零零二年：28%）之銀行貸款屬循環性或一年內償還借貸；其餘52%（二零零二年：72%）則大部份為一年至五年內償還貸款。大部份借貸均以浮息計算，約54%之貸款以美元計算，23%以新加坡元計算，19%以港元計算。於二零零三年三月，本公司安排一項三億三千五百萬港元的銀團貸款作一般營運資金。

人力資源

於二零零三年三月三十一日，集團及其主要業務部門在全球聘用員工逾一萬六千五百人。集團一向視員工為最寶貴的資產，致力締造一個理想的工作環境，令員工感到備受重視和賞識，增加員工對集團的歸屬感。

薪酬制度

集團設立具競爭力之薪酬及福利制度，並給予員工晉升機會。集團定期檢討其薪酬制度，確保於個別勞工市場能維持在具競爭力之水平。除了基本薪酬外，集團更設有花紅及認股權計劃，由董事局按個別員工之表現及集團業績決定發放予合資格及表現出色的員工。

employees. At the same time, the Group also participated in an MPF scheme registered under the Hong Kong Mandatory Provident Fund Ordinance as an option for new employees.

In China, member companies of the Group joined the state-managed retirement benefit scheme operated by the China government. In addition, majority of our overseas member companies participated in central provident fund schemes established by the relevant authorities in their respective countries.

Training and Development

Although the past year was a year of tight expense controls, the Group did not stop investing in employee training and development to maintain a thriving and competitive workforce. During the year, the Company and other member companies constantly searched for new ways to enhance the efficiency and organized various training sessions and management workshops, language courses, seminars on China Labour Law and Trade Law, team building sessions and QS9000 implementation training.



Staff Christmas party
員工聖誕聯歡會

Staff Relations

The Group continues to strengthen its staff relations and internal communication to boost the Gold Peak family spirit through staff intranet websites, newsletters as well as staff activities. During the outbreak of SARS, programs like comprehensive cleaning of offices and reinforcement of preventive measures were implemented to ensure a healthy and safe working environment. In addition, the Group initiated campaigns such as employee donations to SARS victims and sending letters of appreciation to hospital staff. The success of these charitable activities further reinforced a sense of belonging and raised the morale among employees of the Group.

退休福利計劃

在香港，本公司及集團大部份成員機構已為所有合資格的員工設有獲豁免強積金的界定供款公積金福利計劃—「職業退休計劃」，同時亦按香港強制性公積金法例規定設立強積金計劃，為新僱員提供多一項選擇。

在中國，集團的成員機構均參加由中國政府管理的退休福利計劃。此外，集團大部份海外成員機構均參與由當地有關當局成立之中央公積金計劃。

培訓及發展

雖然去年集團嚴格控制支出，但仍貫徹加強員工培訓和發展以保持集團人力資源的競爭力。本公司及集團其他成員機構不斷採用新方法提高員工運作效率，年內舉辦了多項培訓課程及管理層工作坊、語文課程、中國勞工法及貿易法講座、提升團隊精神活動及實施QS9000系統的培訓等。



Clipsal's team-building retreat.
奇勝「金螞蟻」管理層集思活動，加強團隊精神。

員工關係

集團繼續透過公司內聯網、員工通訊及聯誼活動，加強員工關係和內部溝通，提升集團的團隊精神。於非典型肺炎爆發期間，集團在工作間進行徹底清潔，並採取嚴格的預防措施，確保工作環境安全衛生。此外，集團發動在港員工籌款予病患家庭，又製造心意咭向奮力抗炎的醫護人員致意，這些慈善活動不但加強員工對集團的歸屬感，更大大提高員工士氣。



GP Batteries participated in the "Mobile Phone Battery Recovery and Recycling Program" initiated by the Environmental Protection Department of HKSAR.
「GP超霸」愛護環境，響應由香港環保署及業界合辦之「流動電話電池回收再造計劃」。

COMMUNITY RELATIONS

As a committed and responsible corporate citizen, the Group continued to support a number of industrial and community programs. During the year, the Group sponsored the Hong Kong Awards for Industry, making its fourteenth year of sponsorship. We also supported a number of other activities such as Corporate and Employee Contribution Program and Dress Casual Day organized by the Community Chest of Hong Kong, Blood Drive of the Red Cross Hong Kong, Young Industrialist Awards of Hong Kong, and Flag Day of Hong Kong Federation of Handicapped Youth. We also supported a research project led by the One Country Two Systems Research Institute Limited. During the outbreak of SARS, the Group made monetary and in-kind donation to SARS victims and the community to help combat the disease.

In response to the HKSAR Government's call to help young job seekers, the Group supported the "One Company One Job" initiative. The Group also participated in the Youth Pre-employment Training Program which was organized by the Labour Department.

社會公益

金山工業集團致力成為良好的企業公民，不斷支持各項工業推廣和社區活動。今年是集團第十四年贊助香港工業獎，集團亦響應由香港公益金舉辦的「商業及僱員募捐計劃」和「公益金便服日」、與香港紅十字會合辦「員工捐血日」、贊助傑出青年工業家選舉和由一國兩制研究中心進行的研究工作，以及參加香港傷殘青年協會賣旗日。於非典型肺炎爆發期間，集團捐款援助病患家庭，亦送贈物資協助社區對抗炎症。

為了響應香港政府的呼籲，幫助青年求職者，集團參加了「一公司一份工計劃」，亦參與由勞工署統籌的「展翅計劃」。


「綠色生活由我做起」

GP Batteries' "Live a Green Lifestyle" campaign received encouraging support from schools in Hong Kong.
GP超霸之「綠色生活由我做起」活動，深受香港學界歡迎。


Gold Peak Industries (Holdings) Ltd
金山工業(集團)有限公司
商界展關懷
caringcompany

Gold Peak named "Caring Company"
金山工業熱心公益，獲授「商界展關懷」標誌。

To promote a green lifestyle and arouse environmental concern among teenagers, GP Batteries and the Business Environment Council jointly launched an education program "Live a Green Lifestyle" for Hong Kong school students during the year.

In December 2002, the Group received the Caring Company Award from the Hong Kong Council of Social Service in recognition of its active participation in community work.

為向香港學生宣揚綠色生活及環保意識，GP超霸與商界環保協會合辦一項名為「綠色生活由我做起」的環保教育計劃。

於二零零二年十二月，集團獲香港社會服務聯會頒授「商界顯關懷」標誌，表揚集團致力關懷社會，積極參與公益及社區活動。

APPRECIATION

Our dedicated staff have been a major force supporting our growth during the past challenging year. Their enthusiasm and active participation in joining together to fight against SARS within the Group proved their invaluable contribution to the Group. We take this opportunity to thank all the employees of the Gold Peak family for their hard work and dedication. We also wish to express our sincere gratitude to our shareholders and business partners for their invaluable support and confidence.

The Board of Directors
Gold Peak Industries (Holdings) Limited
June 19, 2003

致謝

在剛過去的一年充滿挑戰，有賴員工上下一心，組成一股強勁動力，為集團帶來業務增長，各員工與集團攜手共同對抗非典型肺炎的努力和熱誠，充分顯示員工對集團的貢獻。董事局在此謹向金山工業集團每一位員工作出的努力和貢獻表示衷心謝意，並感謝全體股東及業務夥伴一直以來對集團的支持和信心。

金山工業(集團)有限公司董事局
二零零三年六月十九日

2002

May

- GP Batteries International Ltd established a S$500 million Multi-currency Debt Issuance Program and issued the first series of S$50 million Fixed Rate Notes due 2005 under the Program.

November

- GP Industries Ltd entered into an agreement with a syndicate of banks for the issue of S$50 million in principal amount of Floating Rate Notes due 2005. The Notes were issued as the second series of its S$200 million Medium Term Note Program established in April 2001.
- Clipsal Integrated Systems' Neo automation switch won the Australian Electrical and Electronic Manufacturers' Association Excellence Award 2002 *in recognition of its excellence in commercialising research and* development. 1

December

- The Company was presented with the Caring Company Award 2002/03 by the Hong Kong Council of Social Service. The recognition demonstrated the Group's good corporate citizenship and enduring efforts in community involvement. 2
- GP Batteries completed its acquisition of 75% of the issued capital of Zhongyin (Ningbo) Battery Co., Ltd, the second largest alkaline battery manufacturer in China. This acquisition further strengthened GP Batteries' position as the largest battery group in China. 3

二零零二

五月

- 金山電池國際有限公司訂立五億坡元多貨幣債券計劃，並發行第一批將於二零零五年屆滿的五千萬坡元定息票據。

十一月

- GP工業有限公司與銀團簽署一項將於二零零五年屆滿的五千萬坡元浮息票據，該批債券為GP工業於二零零一年四月訂立的二億坡元中期票據計劃的第二期發行票據。
- 奇勝科技系統推出的Neo智能開關獲澳洲電子及電器產品製造協會頒發二零零二年度傑出產品大獎，嘉許該產品在研發成果商品化方面的卓越成就。1

十二月

- 本公司榮獲香港社會服務聯會頒發的「2002/03商界展關懷」標誌，表揚集團積極實踐企業公民的責任和致力關懷社會的貢獻。2
- 金山電池完成收購中國第二大鹼性電池製造商中銀(寧波)電池有限公司75%股權，進一步鞏固金山電池作為中國最大電池集團之領導地位。3


neo
1


商界展關懷
caringcompany 2002/03
2


3

2003

March

- The Company signed a 3-year term loan facility agreement with a syndicate of nine banks to raise HK$335 million. 4

二零零三

三月

- 本公司與九家銀行簽署一項三億三千五百萬港元的三年期銀團貸款協議。4


4

Victor LO Chung Wing GBS, OBE, JP, aged 53, joined Gold Peak Group in 1972 and has been appointed Chairman & Chief Executive since 1990. He is also Chairman of GP Industries Limited and Clipsal Industries (Holdings) Limited as well as the former Chairman of GP Batteries International Limited from 1990 to 1993. Mr Lo is Chairman of Hong Kong Science and Technology Parks Corporation, a member of Federation of Hong Kong Industries' General Committee, a member of Hong Kong's Council of Advisors on Innovation and Technology, a Council Member of Hong Kong Trade Development Council and a member of the Exchange Fund Advisory Committee. He was Chairman of Federation of Hong Kong Industries from July 2001 to July 2003. Mr Lo graduated from the Institute of Design of Illinois Institute of Technology in the US with a Bachelor of Science degree in Product Design.

羅仲榮 GBS，OBE，太平紳士，五十三歲，自一九七二年效力金山工業集團，於一九九零年獲委任為主席兼總裁，現時亦為GP工業有限公司及奇勝工業(集團)有限公司主席，並曾於一九九零年至一九九三年出任金山電池國際有限公司主席。羅氏現時為香港科技園公司主席，亦為香港工業總會理事會理事，香港創新科技顧問委員會成員、香港貿易發展局理事會理事及外匯基金諮詢委員會成員，並於二零零一年七月至二零零三年七月出任香港工業總會主席。羅氏於美國伊利諾理工學院畢業，持有產品設計理學士學位。

Andrew NG Sung On aged 53, joined Gold Peak Group in 1975 and has been appointed Vice Chairman since 1990. He is the founder of the micro battery and rechargeable battery divisions of Gold Peak Group and was appointed Chairman and Chief Executive of GP Batteries International Limited in 1993. Mr Ng is an Executive Committee Member of the Business Environment Council and Vice Chairman of Hong Kong Critical Components Manufacturers Association. He graduated from the Massachusetts Institute of Technology in the US with a Master of Science degree in Chemical Engineering.

吳崇安 五十三歲，自一九七五年效力金山工業集團，於一九九零年獲委任為副主席。吳氏為金山工業集團微型及充電式電池部創辦人，於一九九三年獲委任為金山電池國際有限公司主席兼總裁。吳氏現時為商界環保協會執行委員會成員及香港關鍵性零部件製造業協會副主席。吳氏於美國麻省理工學院畢業，持有化學工程理學碩士學位。

Kevin LO Chung Ping aged 67, was Chairman of Gold Peak Group from 1983 to 1990. He is currently involved in the Group's information technology application specializing in broadband networking and Internet appliance development. He is also actively involved in the advanced electronic product development of Gold Peak Group as well as overseeing the research and development arm in Canada. A veteran in the television broadcasting industry, Mr Lo has been a member of the board as well as the executive committee of Hong Kong Television Broadcasts Limited since 1977.

羅仲炳 六十七歲，於一九八三年至一九九零年出任金山工業集團主席。 羅氏於集團的資訊科技應用，尤其在寬頻網絡及互聯網工具發展方面擔當重要角色，亦積極參與集團在先進電子產品之發展，並掌管於加拿大之研究及發展部門。 羅氏於電視廣播界具資深經驗，自一九七七年出任電視廣播有限公司之董事局及執行委員會成員。

Paul LO Chung Wai aged 55, was one of the co-founders of Gold Peak Group. He has been instrumental in the corporate development of the Group, particularly in the diversification of the Group's business and investment into Taiwan and China. He is Chairman of LTK Industries Limited and COTCO Holdings Limited. Mr Lo is currently the Vice President of Huizhou Association of Enterprises with Foreign Investment of China. He is also a Councillor of Guangdong Association of Enterprises with Foreign Investment of China.

羅仲煒 五十五歲，為金山工業集團創辦人之一，在集團之企業發展擔當重要角色，尤其擴展集團業務及於中國和台灣的投資方面。羅氏亦為樂庭實業有限公司及華剛光電(集團)有限公司之主席。 現時，羅氏為中國惠州市外商投資企業協會理事會副會長及廣東外商投資企業協會理事會理事。

LEUNG Pak Chuen aged 53, joined Gold Peak Group in 1981 and has been appointed an Executive Director since 1990. He is currently Executive Vice Chairman of GP Industries Limited and an Executive Director of Clipsal Industries (Holdings) Limited. He has been in the electronics manufacturing industry for over 20 years and has played an important role in setting up major joint ventures for Gold Peak Group in China in mid 80s. Mr Leung is a Vice Chairman of Hong Kong Auto Parts Industry Association. He is a member of the Chartered Institute of Marketing of the UK and British Institute of Management. He graduated from Chu Hoi College in Hong Kong with a Bachelor's degree in Business Administration.

梁伯全 五十三歲，於一九八一年效力金山工業集團，於一九九零年獲委任為執行董事，現時為GP工業有限公司執行副主席及奇勝工業(集團)有限公司執行董事。梁氏從事電子製造業逾二十年，對集團於八十年代中期在中國成立多間合資公司擔任重要角色，現時為香港汽車零部件工業協會副主席。梁氏為英國特許市務學會會員及British Institute of Management會員，於香港珠海書院畢業，持有工商管理學士學位。

Richard KU Yuk Hing aged 55, joined Gold Peak Group in 1978 and has been appointed an Executive Director since 1990. He is also Vice Chairman of GP Batteries International Limited. He has over 20 years' experience in international marketing in the battery industry. Mr Ku graduated from the Sophia University in Japan with a Bachelor of Science degree in Economics.

顧玉興 五十五歲，於一九七八年效力金山工業集團，於一九九零年獲委任為執行董事，現時亦為金山電池國際有限公司副主席，於電池業累積超過二十年之國際市場推廣經驗。顧氏於日本上智大學畢業， 持有經濟學理學士學位。

Andrew CHUANG Siu Leung SBS, JP, PhD, FHKIE, aged 55, has been appointed an Executive Director since 1992 and is currently an Executive Director of GP Industries Limited and a Director of GP Technologies Limited of the Group's Technology and Strategic Division. Dr Chuang serves as Chairman of the Design Council of Federation of Hong Kong Industries and Chairman of Operations Review Committee of the Independent Commission Against Corruption. He graduated from Queen Mary College of the University of London with a first class Honours in Bachelor of Electrical (Electronics) Engineering degree and a Doctorate degree in Microwave Engineering.

莊紹樑博士 SBS，太平紳士，香港工程師學會資深會員，五十五歲，於一九九二年獲委任為執行董事，現為GP工業有限公司執行董事及集團旗下科技及策略部之GP科技有限公司董事。莊氏為香港工業總會之設計委員會主席及廉政公署審查貪污舉報諮詢委員會主席。莊氏畢業於倫敦大學Queen Mary College，持有電機(電子)工程學士一級榮譽學位及微波工程博士學位。

CHAU Kwok Wai aged 49, joined the Group in 1979 and has been appointed an Executive Director since 1993. He is also Vice Chairman and Managing Director of Clipsal Industries (Holdings) Limited. Mr Chau is a Fellow Member of the Association of Chartered Certified Accountants. He graduated from the University of Lancaster in the UK with a Master of Arts degree in Accounting and Finance.

周國偉 四十九歲，自一九七九年效力金山工業集團，於一九九三年獲委任為執行董事，現時為奇勝工業(集團)有限公司副主席兼董事總經理。周氏為特許公認會計師公會資深會員，於英國 University of Lancaster 畢業，持有會計及財務文學碩士學位。

Raymond WONG Wai Kan aged 51, has been appointed an Executive Director since 1997. He joined Gold Peak Group in 1986 and is currently General Manager of the Company. He is also an Executive Director of GP Industries Limited and GP Batteries International Limited. Mr Wong is a Fellow Member of the Association of Chartered Certified Accountants as well as a member of the Institute of Chartered Secretaries and Administrators, the Institute of Financial Consultants of Canada and the Institute of Business Administration in the US.

王維勤 五十一歲，自一九八六年加入金山工業集團，於一九九七年獲委任為執行董事，現亦為本公司總經理、GP工業有限公司及金山電池國際有限公司執行董事。王氏為特許公認會計師公會資深會員、特許秘書及行政人員公會會員、加拿大 Institute of Financial Consultants 會員及美國 Institute of Business Administration 會員。

Vincent CHEUNG Ting Kau aged 61, has been appointed a non-executive board member since 1984. He is a non-executive director of Global Food Culture Group Limited and Techtronic Industries Company Limited, an independent non-executive director of Paul Y. ITC Constructions Holdings Limited; all of which are listed on the Main Board of the Stock Exchange of Hong Kong. A graduate in law from University College, London, Mr Cheung has been a practising solicitor since 1970 and is now the Managing Partner of Vincent T.K. Cheung, Yap & Co., Solicitors. He is qualified to practise in Hong Kong and the UK.

張定球 六十一歲，於一九八四年獲委任為非執行董事，亦為環球飲食文化集團有限公司和創科實業有限公司之非執行董事以及保華德祥建築集團有限公司之獨立非執行董事，該等公司均在香港聯合交易所主板上市。張氏在英國倫敦University College取得法律學位，於一九七零年成為執業律師，現為香港張葉司徒陳律師事務所之首席合夥人，擁有香港及英國執業資格。

LUI Ming Wah JP, PhD, aged 65, has been appointed a non-executive board member since 1995. He is an established industrialist serving as the Honorary Chairman of the Hong Kong Electronic Industries Association and Chairman of Hong Kong Shandong Chamber of Commerce. He is also an Executive Committee Member of the Chinese Manufacturers' Association of Hong Kong, a member of Hong Kong International Arbitration Centre and a standing committee of the Shandong Committee of China Political Consultative Congress. Dr Lui was elected to the HKSAR Legislative Council in May 1998 for a term of two years. In the 2000 Legislative Council Elections, he has been elected again for a term of four years. He obtained his Master and Doctorate degrees from the University of New South Wales in Australia and the University of Saskatchewan in Canada respectively. He is currently the Managing Director of Keystone Electronics Co. Ltd.

呂明華博士 太平紳士，六十五歲，於一九九五年起獲委任為非執行董事。呂博士為香港知名工業家，現為香港電子業商會榮譽主席及香港山東商會主席，同時為香港中華廠商聯合會常務會董、香港國際仲裁中心董事以及山東省政協常務委員。於一九九八年五月，呂氏被選為香港特別行政區立法會成員，任期兩年，並於二零零零年立法會選舉再獲選連任四年。呂氏持有澳洲新南威爾斯大學碩士學位及加拿大沙省大學博士學位，現時為文明電子有限公司之董事總經理。

John LO Siew Kiong OBE, JP, PhD, FHKIE, FRMIT, aged 64, is currently a non-executive board member of Gold Peak. He serves as the Honorary Chairman of Hong Kong Standards and Testing Centre Limited and Hong Kong Quality Assurance Agency. Dr Lo is a Fellow Member of Hong Kong Institute of Engineers. He has received a Fellowship from the Royal Melbourne Institute of Technology in Communication Engineering in Australia and a Doctorate degree in Business Administration from the University of Beverly Hills in the US.

羅肇強博士 OBE，太平紳士，FHKIE，FRMIT，六十四歲，現為金山工業集團之非執行董事。羅氏為香港標準及檢定中心和香港品質保證局榮譽主席。羅氏為香港工程師學會資深會員，曾獲澳洲Royal Melbourne Institute of Technology 頒發通訊工程資深會員，並持有美國 University of Beverly Hills 之工商管理博士學位。

Brenda LEE Wong Yuk Wan aged 48, joined Gold Peak Group in 1982 and is currently a Deputy General Manager of the Company. She is also a Director of GP Technologies Limited of the Group's Technology and Strategic Division. Mrs Lee is a Vice President of Hong Kong Institute of Human Resource Management. She holds a Master of Arts degree from the Macquarie University of Australia.

李黃玉環 四十八歲，自一九八二年效力金山工業集團，現為金山工業之副總經理及集團旗下科技及策略部之GP科技有限公司董事。 她現為香港人力資源管理學會副會長，持有澳洲Macquarie University 文學碩士學位。

WONG Man Kit aged 43, joined Gold Peak Group in 1991 and is currently a Deputy General Manager as well as Company Secretary of the Company. He is also a Director of GP Technologies Limited of the Group's Technology and Strategic Division. Mr Wong is a Fellow Member of Hong Kong Society of Accountants and a member of the Institute of Chartered Secretaries and Administrators. He graduated from the Chinese University of Hong Kong with a Master degree in Business Administration.

黃文傑 四十三歲，於一九九一年效力金山工業集團，現為金山工業之副總經理及公司秘書，亦為集團旗下科技及策略部之GP科技有限公司董事。 黃氏為香港會計師公會資深會員及特許秘書及行政人員公會會員， 他於香港中文大學畢業，持工商管理碩士學位。

董事局謹向各股東呈覽截至二零零三年三月三十一日止年度年報及經審核之賬項。

The directors have pleasure in presenting their annual report and the audited financial statements for the year ended March 31, 2003.

主要業務

本公司乃一間投資控股公司，其主要附屬公司及聯營公司之業務分別詳載於賬目附註43及44。

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 43 and 44 to the financial statements respectively.

業績及分配

集團截至二零零三年三月三十一日止年度之業績及公司之分配的細節詳載第44頁之綜合損益表及隨後之賬目附註。本公司已於是年度派發中期股息每股3.0仙給各股東。董事局建議派發末期股息每股3.5仙。在全年股息合計每股6.5仙之基準下，總股息約為34,574,000港元，而是年度之保留溢利之結餘載於賬目附註32。

RESULTS AND APPROPRIATIONS

The results of the Group and appropriations of the Company for the year ended March 31, 2003 are set out in the consolidated income statement on page 44 and the accompanying notes to the financial statements. An interim dividend of 3.0 cents per share was paid to the shareholders during the year. A final dividend of 3.5 cents per share is proposed by the directors. On the basis of 6.5 cents per share for the entire year, total dividends amount to approximately HK$34,574,000 and the balance of the net profit for the year is retained as shown in note 32 to the financial statements.

十年財政概況

集團於過去十個財政年度的業績，以及資產與負債的概況詳情載於第10頁及第11頁。

TEN-YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the past ten financial years is set out on pages 10 and 11.

股本

公司股本之細節詳載於賬目附註30。

SHARE CAPITAL

Details of the share capital of the Company are set out in note 30 to the financial statements.

投資物業

集團之投資物業於本年度變動之細節詳載於賬目附註13。

INVESTMENT PROPERTIES

Details of movements in investment properties of the Group during the year are set out in note 13 to the financial statements.

物業、廠房及設備

集團於是年度購買約56,878,000港元物業、廠房及設備以發展業務。集團及公司之物業、廠房及設備於本年度變動之細節詳載於賬目附註14。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment of approximately HK$56,878,000 to expand its business. Details of movements in property, plant and equipment of the Group and the Company during the year are set out in note 14 to the financial statements.

捐款

於本年度，集團用作慈善及其他捐獻款項總數約為792,000港元。

DONATIONS

During the year, the Group made charitable and other donations totalling approximately HK$792,000.

董事及服務合約

於本年度及截至本年報編製日期本公司之董事為：

執行董事：

羅仲榮 *主席兼總裁*
吳崇安 *副主席*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事：

張定球*
呂明華*
羅肇強

** 獨立非執行董事*

根據公司組織章程細則第95及112條，羅仲煒、梁伯全、顧玉興及莊紹樑先生在即將召開之股東週年大會上遵章告退，而各人均符合資格，願意應選連任。

於即將召開之股東週年大會上應選連任之董事，概無與公司及其附屬公司訂立集團不可於一年內無須賠償（法定補償除外）而終止之服務合約。

公司組織章程細則規定已委任之非執行董事之任期受限於輪流退職制度。

董事在重要合約及關連交易之權益

於本年度內，公司按其擁有兆光科技有限公司（「兆光科技」）股本權益之比例給予部份銀行公司擔保約91,800,000港元以提供信貸額予集團佔51%權益之附屬公司兆光科技。根據香港聯合交易所有限公司證券上市規則（「上市規則」），該項給予銀行以提供信貸額予非全資擁有附屬公司之公司擔保構成一項關連交易。集團於兆光科技之權益於本年度內攤薄至46.97%。

除以上所披露外，於年結日或本年度內任何時間，各董事並未在任何與本公司或其任何附屬公司訂立重大合約中取得任何直接或間接重大利益。

DIRECTORS AND SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Victor Lo Chung Wing, *Chairman & Chief Executive*
Andrew Ng Sung On, *Vice Chairman*
Kevin Lo Chung Ping
Paul Lo Chung Wai
Leung Pak Chuen
Richard Ku Yuk Hing
Andrew Chuang Siu Leung
Chau Kwok Wai
Raymond Wong Wai Kan

Non-executive directors:

Vincent Cheung Ting Kau*
Lui Ming Wah*
John Lo Siew Kiong

** Independent non-executive directors*

In accordance with Articles 95 and 112 of the Company's Articles of Association, Messrs. Paul Lo Chung Wai, Leung Pak Chuen, Richard Ku Yuk Hing and Andrew Chuang Siu Leung are due to retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

No directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

The non-executive directors have been appointed for a term subject to retirement by rotation as required by the Company's Articles of Association.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE AND CONNECTED TRANSACTIONS

During the year, the Company provided corporate guarantees of approximately HK$91.8 million to certain banks for banking facilities in favour of Lighthouse Technologies Limited ("Lighthouse"), a then 51% owned subsidiary of the Group, in proportion to the Company's equity interest in Lighthouse. The corporate guarantees provided to the banks for such banking facilities in favour of a non wholly-owned subsidiary constituted connected transactions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Group's interest in Lighthouse was diluted to 46.97% during the year.

Save as disclosed above, no contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事及總裁在證券中之權益

於二零零三年三月三十一日，各董事及總裁按證券（公開權益）條例第29條規定公司所保存之登記冊中擁有公司普通股份之權益如下：

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SECURITIES

As at March 31, 2003, the interests of the directors and the chief executive in the ordinary shares of the Company as recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

董事	Name of director	持有普通股份數目 Number of ordinary shares held	
		個人權益 Personal interests	家族權益 Family interests
羅仲榮	Victor Lo Chung Wing	69,451,811	–
吳崇安	Andrew Ng Sung On	64,699,957	417,000
羅仲炳	Kevin Lo Chung Ping	–	3,731,253
羅仲煒	Paul Lo Chung Wai	21,986,518	–
梁伯全	Leung Pak Chuen	1,577,581	–
顧玉興	Richard Ku Yuk Hing	2,051,780	–
莊紹樑	Andrew Chuang Siu Leung	374,000	–
周國偉	Chau Kwok Wai	275,000	–
王維勤	Raymond Wong Wai Kan	1,140,081	–
張定球	Vincent Cheung Ting Kau	1,947,549	–
呂明華	Lui Ming Wah	–	–
羅肇強	John Lo Siew Kiong	411,081	–

於二零零三年三月三十一日，各董事及總裁於GP工業有限公司（「GP工業」）分別佔48.84%及49.24%權益之聯營公司金山電池國際有限公司（「金山電池」）及奇勝工業（集團）有限公司（「奇勝工業」），以及金山電池佔79.6%權益之附屬公司金山實業股份有限公司（「金山實業」）以及公司佔86.34%權益之附屬公司GP工業之股本直接或間接擁有之股份權益如下：

As at March 31, 2003, the direct and indirect interests of the directors and the chief executive in the shares of GP Batteries International Limited ("GPBI") and Clipsal Industries (Holdings) Limited ("CIHL"), 48.84% and 49.24% owned associates of GP Industries Limited ("GP Ind") respectively, and Gold Peak Industries (Taiwan) Limited ("GPIT"), a 79.6% owned subsidiary of GPBI, and GP Ind, a 86.34% owned subsidiary of the Company, were as follows:

董事	Name of director	持有普通股份數目 Number of ordinary shares held			
		金山電池 GPBI	金山實業 GPIT	奇勝工業 CIHL	GP工業 GP Ind
羅仲榮	Victor Lo Chung Wing	200,000	–	–	–
吳崇安	Andrew Ng Sung On	613,332	500,000	100,000	–
羅仲炳	Kevin Lo Chung Ping	–	–	–	–
羅仲煒	Paul Lo Chung Wai	80,000	–	–	–
梁伯全	Leung Pak Chuen	–	–	–	528,000
顧玉興	Richard Ku Yuk Hing	50,000	200,000	–	70,000
莊紹樑	Andrew Chuang Siu Leung	–	–	–	–
周國偉	Chau Kwok Wai	–	–	132,000	–
王維勤	Raymond Wong Wai Kan	4,000	100,000	175,316	180,000
張定球	Vincent Cheung Ting Kau	20,000	–	–	–
呂明華	Lui Ming Wah	–	–	–	–
羅肇強	John Lo Siew Kiong	–	–	40,000	–

除以上所披露外，於二零零三年三月三十一日，各董事、總裁或其有關人仕沒有在公司或任何按證券（公開權益）條例定義之聯營機構之股本持有任何權益。

Save as disclosed above, as at March 31, 2003, none of the directors, the chief executive or their associates had any interest in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

主要股東

於二零零三年三月三十一日，根據證券（公開權益）條例第16(1)條規定公司保存之主要股東名冊顯示，除以上所披露有關董事及總裁之權益外，公司被通知有以下股東持有本公司已發行股本10%或以上權益：

SUBSTANTIAL SHAREHOLDERS

As at March 31, 2003, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that, other than the interests disclosed above in respect of the directors and chief executive, the Company had been notified of the following shareholder with an interest representing 10% or more of the Company's issued share capital:

股東 Name of shareholder	持有普通股數目 Number of ordinary shares held
Schneider Electric Industries S.A.	54,579,000

董事及總裁購買股份或債券之權利

(a) 本公司有一項根據於一九九九年九月二十八日通過之一項普通決議案而採納之高級職員認股權計劃（「舊認股權計劃」），使其董事可授予本公司及其任何附屬公司之合適僱員（包括執行董事）認購本公司股份之權利。舊認股權計劃於生效當日起計五年內被確認及有效，直至二零零二年九月十二日被按於同日通過之一項普通決議案而採納之新認股權計劃（「新認股權計劃」）所取代而終止。舊認股權計劃之目的是促使本公司能授予合適的僱員及董事認股權，以獎勵其對公司之貢獻。授予之認股權可於這等權利授予日起行使，於第五個週年日辦公時間止屆滿。然而，在舊認股權計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊認股權計劃的規則執行直至該特權完全行使或期滿。

本年度按舊認股權計劃授予公司董事及集團僱員認股權而產生之未行使認股權數目之詳情如下：

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES

(a) The Company has an executives' share option scheme (the "Old ESOS"), which was adopted pursuant to an ordinary resolution passed on September 28, 1999 to enable the directors of the Company to offer to eligible employees, including executive directors, of the Company or any of its subsidiaries options to subscribe for the Company's shares. The Old ESOS was initially valid and effective for a period of five years from the date of adoption until it was discontinued and replaced by the new share option scheme (the "New Option Scheme") on September 12, 2002 pursuant to an ordinary resolution passed on the same date. The purpose of the Old ESOS is to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company. Options granted are exercisable on the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. However, options granted under the Old ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old ESOS.

A summary of options outstanding which have been granted to directors of the Company and employees of the Group under the Old ESOS is as follows:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 港元 Exercise price HK$	於二零零二年四月一日及於二零零三年三月三十一日尚未行使之認股權數目 Number of option shares outstanding at 4.1.2002 and 3.31.2003
羅仲榮	Victor Lo Chung Wing	5.8.2000	5.8.2000 – 5.7.2005	1.41	1,250,000
		3.30.2001	3.30.2001 – 3.29.2006	1.45	1,250,000
吳崇安	Andrew Ng Sung On	5.8.2000	5.8.2000 – 5.7.2005	1.41	1,000,000
		3.30.2001	3.30.2001 – 3.29.2006	1.45	1,000,000
羅仲炳	Kevin Lo Chung Ping	5.8.2000	5.8.2000 – 5.7.2005	1.41	625,000
		3.30.2001	3.30.2001 – 3.29.2006	1.45	625,000
羅仲煒	Paul Lo Chung Wai	5.8.2000	5.8.2000 – 5.7.2005	1.41	625,000
		3.30.2001	3.30.2001 – 3.29.2006	1.45	625,000
梁伯全	Leung Pak Chuen	3.30.2001	3.30.2001 – 3.29.2006	1.45	625,000
顧玉興	Richard Ku Yuk Hing	3.30.2001	3.30.2001 – 3.29.2006	1.45	625,000
莊紹樑	Andrew Chuang Siu Leung	5.8.2000	5.8.2000 – 5.7.2005	1.41	625,000
		3.30.2001	3.30.2001 – 3.29.2006	1.45	625,000
周國偉	Chau Kwok Wai	3.30.2001	3.30.2001 – 3.29.2006	1.45	625,000
王維勤	Raymond Wong Wai Kan	3.30.2001	3.30.2001 – 3.29.2006	1.45	625,000
					10,750,000
僱員	Employees	5.8.2000	5.8.2000 – 5.7.2005	1.41	475,000
		3.30.2001	3.30.2001 – 3.29.2006	1.45	3,225,000
					3,700,000
					14,450,000

依據新認股權計劃，授權本公司之董事，於新認股權計劃生效後之五年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於授予認股權前五個交易日之平均收市價格、授予當日本公司股票收市價或其票面值（以價高者為準）。除另行取消或修訂，新認股權計劃於生效當日起計五年內被確認及有效。按新認股權計劃所授予之股票總數不可超過公司已發行股本之10%。按新認股權計劃於任何十二個月內所授予任何個別人仕之認股權而產生的股票數目不得超過授予日已發行股份之1%。

按新認股權計劃於年內授出及於二零零三年三月三十一日尚未行使之認股權可認購之股份共11,620,000股，為本公司於二零零三年三月三十一日股份之2.18%。授予的認股權必須於授予認股權之指定時期內，以1港元作代價支付。授予之認股權可於授予之認股權指定日期內行使。

按新認股權計劃已授予公司董事及集團僱員於年內尚未行使之認股權數目詳情如下：

According to the New Option Scheme, the directors of the Company are authorised, at any time within five years after the adoption of the New Option Scheme, to grant options to any directors or employees of the Company or any of its subsidiaries to subscribe for the Company's shares at a price not less than the average of the closing prices of the Company's shares on the five trading days immediately preceding the offer date of the options, the closing price of the Company's shares on the offer date or the nominal value of the Company's shares, whichever is higher. Unless otherwise cancelled or amended, the New Option Scheme will be valid and effective for a period of five years from the date of adoption. The maximum number of shares in respect of which options may be granted under the New Option Scheme cannot exceed 10% of the issued share capital of the Company. The number of shares in respect of which options may be granted to any individual in any twelve-month period up to the offer date is not permitted to exceed 1% of the number of shares in issue.

The number of shares in respect of which options had been granted during the year and outstanding on March 31, 2003 under the New Option Scheme was 11,620,000, representing 2.18% of the issued shares of the Company on March 31, 2003. Option granted must be taken up within the period as specified in the offer of options, and upon payment of HK$1 as the consideration for the options granted. Options granted are exercisable within the period as specified in the offer of options.

A summary of options outstanding during the year which have been granted to the directors of the Company and employees of the Group under the New Option Scheme is as follows:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 港元 Exercise price HK$	於是年度授予及於二零零三年三月三十一日尚未行使之認股權數目 Number of option shares granted during the year and outstanding at 3.31.2003
羅仲榮	Victor Lo Chung Wing	10.18.2002	4.18.2003 – 10.17.2007	1.17	1,500,000
吳崇安	Andrew Ng Sung On	10.18.2002	4.18.2003 – 10.17.2007	1.17	1,500,000
羅仲炳	Kevin Lo Chung Ping	10.18.2002	4.18.2003 – 10.17.2007	1.17	650,000
羅仲煒	Paul Lo Chung Wai	10.18.2002	4.18.2003 – 10.17.2007	1.17	650,000
梁伯全	Leung Pak Chuen	10.18.2002	4.18.2003 – 10.17.2007	1.17	500,000
顧玉興	Richard Ku Yuk Hing	10.18.2002	4.18.2003 – 10.17.2007	1.17	500,000
莊紹樑	Andrew Chuang Siu Leung	10.18.2002	4.18.2003 – 10.17.2007	1.17	500,000
周國偉	Chau Kwok Wai	10.18.2002	4.18.2003 – 10.17.2007	1.17	500,000
王維勤	Raymond Wong Wai Kan	10.18.2002	4.18.2003 – 10.17.2007	1.17	650,000
張定球	Vincent Cheung Ting Kau	10.18.2002	4.18.2003 – 10.17.2007	1.17	300,000
呂明華	Lui Ming Wah	10.18.2002	4.18.2003 – 10.17.2007	1.17	250,000
羅肇強	John Lo Siew Kiong	10.18.2002	4.18.2003 – 10.17.2007	1.17	250,000
					7,750,000
僱員	Employees	10.18.2002	4.18.2003 – 10.17.2007	1.17	3,870,000
					11,620,000

附註：本公司股份於二零零二年十月十八日認股權授予日前之收市值為1.17港元。

Note: The closing price of the Company's shares immediately before October 18, 2002, the date of options granted during the year, was HK$1.17.

於是年度，合共11,620,000認股權於二零零二年十月十八日以每股本公司股份1.17港元之行使價授出。董事局認為並不適宜於是年度為於新認股權計劃下授出之認股權作出估值，因多個對該等認股權估值有決定性影響之因素不能準確地確定。新認股權計劃下授予之認股權，在缺乏現成可行之市場價值下，任何對認股權的投機性假設，將會沒有意義並可能誤導股東。

During the year, a total of 11,620,000 options were granted on October 18, 2002 at an exercise price of HK$1.17 per share. The directors of the Company considered that it is not appropriate to value share options granted under the New Option Scheme during the year as a number of critical factors for the valuation of the share options granted cannot be determined accurately. In the absence of a readily available market value of the options under New Option Scheme, any valuation of the share options granted based on various speculative assumptions would be meaningless and could be misleading to the shareholders.

董事及總裁購買股份或債券之權利

(a) （續）

在新認股權計劃下授予之認股權之財務影響將不被納入集團或公司之資產負債表，直至該等認股權被行使，有關支出或成本將不會計入損益表或資產負債表。當認股權被行使後，本公司將會以股份票面值記錄該等股票為新增股本，行使價高出於票面值之行使溢價將被列入股本溢價賬目。

(b) GP工業有一項根據於一九九六年九月十九日通過之一項決議案而採納之高級職員認股權計劃（「舊GP工業認股權計劃」），使其董事可授予GP工業及其任何附屬公司之合適僱員（包括執行董事）認購GP工業股份之權利。舊GP工業認股權計劃於生效當日起計十年內被確認及有效，直至於一九九九年十一月十九日被按於同日舉行之股東特別大會上通過之一項決議案而採納之新一九九九年GP工業認股權計劃（「一九九九年GP工業認股權計劃」）所取代而終止。舊GP工業認股權計劃之目的是促使GP工業能授予合適的僱員及董事認股權，以獎勵其對GP工業之貢獻。授予之認股權可於這等權利授予日期之首個週年日起行使，於第五個週年日辦公時間止屆滿。然而，在舊GP工業認股權計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊GP工業認股權計劃的規則所執行直至該特權完全行使或期滿。按舊GP工業認股權計劃已授予公司董事及集團僱員而尚未行使之認股權數目在是年度之變動如下：

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES

(a) (continued)

The financial impact of the share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded in the share premium account.

(b) GP Ind has an executives' share option scheme (the "Old GP Ind ESOS"), which was adopted pursuant to a resolution passed on September 19, 1996 to enable the directors of GP Ind to offer to eligible employees, including executive directors, of GP Ind or any of its subsidiaries options to subscribe for GP Ind's shares. The Old GP Ind ESOS was initially valid and effective for a period of ten years from the date of adoption until it was discontinued and replaced by the new GP Ind share option scheme 1999 (the "GP Ind 1999 Option Scheme") on November 19, 1999 pursuant to a resolution passed at an extraordinary general meeting on the same date. The purpose of the Old GP Ind ESOS is to enable GP Ind to grant options to eligible employees and directors as incentives and rewards for their contributions to GP Ind. Options granted are exercisable after the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. However, options granted under the Old GP Ind ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old GP Ind ESOS. The movements in the number of options outstanding during the year which have been granted to directors of the Company and employees of the Group under the Old GP Ind ESOS were as follows:

					認股權數目 Number of option shares			
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 美元 Exercise price US$	於二零零二年四月一日尚未行使 Outstanding at 4.1.2002	是年度行使 Exercised during the year	是年度註銷 Cancelled during the year	於二零零三年三月三十一日尚未行使 Outstanding at 3.31.2003
梁伯全	Leung Pak Chuen	8.2.1999	8.2.2000 – 8.1.2004	0.41	260,000	–	–	260,000
莊紹樑	Andrew Chuang Siu Leung	7.23.1998	7.23.1999 – 7.22.2003	0.30	80,000	–	–	80,000
		8.2.1999	8.2.2000 – 8.1.2004	0.41	130,000	–	–	130,000
王維勤	Raymond Wong Wai Kan	7.23.1998	7.23.1999 – 7.22.2003	0.30	80,000	–	–	80,000
		8.2.1999	8.2.2000 – 8.1.2004	0.41	130,000	–	–	130,000
					680,000	–	–	680,000
GP 工業之董事	Directors of GP Ind	8.2.1999	8.2.2000 – 8.1.2004	0.41	200,000	–	–	200,000
僱員	Employees	7.23.1998	7.23.1999 – 7.22.2003	0.30	950,000	(255,000)	(40,000)	655,000
		8.2.1999	8.2.2000 – 8.1.2004	0.41	2,010,000	–	(100,000)	1,910,000
					3,160,000	(255,000)	(140,000)	2,765,000
					3,840,000	(255,000)	(140,000)	3,445,000

附註：認股權行使前GP工業股份收市價之加權平均數為0.71坡元。

Note: The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised was S$0.71.



依照一九九九年GP工業認股權計劃，授權GP工業之董事，於一九九九年GP工業認股權計劃生效後之十年內任何時間，可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權，其作價並不可高於授予認股權日期前三個交易日之平均收市價格之20%折讓或其票面值，以價高者為準。除另行取消或修訂，一九九九年GP工業認股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其授予日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之認股權而產生的股票數目不得超過透過一九九九年GP工業認股權計劃已發行及可發行股份之20%。

於二零零三年三月三十一日，按一九九九年GP工業認股權計劃授出而尚未行使之認股權可認購之股份為數13,020,000股，此代表GP工業於二零零三年三月三十一日股份之2.9%。授予的認股權必須於授予認股權之指定時期內，以1坡元作代價支付。授予之認股權可於這等特權授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。

According to the GP Ind 1999 Option Scheme, the directors of GP Ind is authorised, at any time within ten years after the adoption of GP Ind 1999 Option Scheme, to grant options to any directors or employees of GP Ind or any of its subsidiaries to subscribe for GP Ind's shares at a price not more than 20% discount of the average of the closing prices of GP Ind's shares on the three trading days immediately preceding the offer date of the options or the nominal value of the GP Ind's shares, whichever is higher. Unless otherwise cancelled or amended, GP Ind 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the GP Ind 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of GP Ind on the day preceding the offer date. The number of shares in respect of which options may be granted to any individual at any time is not permitted to exceed 20% of the aggregate number of shares for the time being issued and issuable under the GP Ind 1999 Option Scheme.

The number of shares in respect of which options had been granted and outstanding on March 31, 2003 under the GP Ind 1999 Option Scheme was 13,020,000, representing 2.9% of the shares of GP Ind on March 31, 2003. Option granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

董事及總裁購買股份或債券之權利（續）

(b)（續）

按一九九九年GP工業認股權計劃已授予公司董事及集團僱員於年內尚未行使之認股權數目變動如下：

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES

(b) (continued)

The movements in the number of options outstanding during the year which have been granted to the directors of the Company and employees of the Group under the GP Ind 1999 Option Scheme were as follows:

					認股權數目 Number of option shares				
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零二年四月一日尚未行使 Outstanding at 4.1.2002	是年度授予 Granted during the year	是年度行使 Exercised during the year	是年度註銷 Cancelled during the year	於二零零三年三月三十一日尚未行使 Outstanding at 3.31.2003
羅仲榮	Victor Lo Chung Wing	4.14.2000	4.14.2002 – 4.13.2010	0.456	300,000	–	–	–	300,000
		4.4.2001	4.4.2003 – 4.3.2011	0.620	600,000	–	–	–	600,000
		8.14.2002	8.14.2003 – 8.13.2012	0.550	–	384,000	–	–	384,000
梁伯全	Leung Pak Chuen	4.14.2000	4.14.2002 – 4.13.2010	0.456	240,000	–	(240,000)	–	–
		4.4.2001	4.4.2003 – 4.3.2011	0.620	500,000	–	–	–	500,000
		8.14.2002	8.14.2003 – 8.13.2012	0.550	–	320,000	–	–	320,000
莊紹樑	Andrew Chuang Siu Leung	4.14.2000	4.14.2002 – 4.13.2010	0.456	110,000	–	–	–	110,000
		4.4.2001	4.4.2003 – 4.3.2011	0.620	200,000	–	–	–	200,000
		8.14.2002	8.14.2003 – 8.13.2012	0.550	–	130,000	–	–	130,000
王維勤	Raymond Wong Wai Kan	4.14.2000	4.14.2002 – 4.13.2010	0.456	110,000	–	–	–	110,000
		4.4.2001	4.4.2003 – 4.3.2011	0.620	220,000	–	–	–	220,000
		8.14.2002	8.14.2003 – 8.13.2012	0.550	–	140,000	–	–	140,000
					2,280,000	974,000	(240,000)	–	3,014,000
GP工業之董事	Directors of GP Ind	4.14.2000	4.14.2002 – 4.13.2010	0.456	180,000	–	–	–	180,000
		4.4.2001	4.4.2003 – 4.3.2011	0.620	400,000	–	–	–	400,000
		8.14.2002	8.14.2003 – 8.13.2012	0.550	–	255,000	–	–	255,000
GP工業之非執行董事	Non-executive directors of GP Ind	4.14.2000	4.14.2002 – 4.13.2005	0.456	170,000	–	–	–	170,000
		4.4.2001	4.4.2003 – 4.3.2006	0.620	340,000	–	–	–	340,000
		8.14.2002	8.14.2003 – 8.13.2007	0.550	–	218,000	–	–	218,000
本集團僱員	Employees of the Group	4.14.2000	4.14.2002 – 4.13.2010	0.456	2,055,000	–	(445,000)	(38,000)	1,572,000
		4.4.2001	4.4.2003 – 4.3.2011	0.620	4,368,000	–	–	(310,000)	4,058,000
		8.14.2002	8.14.2003 – 8.13.2012	0.550	–	2,940,000	–	(127,000)	2,813,000
					7,513,000	3,413,000	(445,000)	(475,000)	10,006,000
					9,793,000	4,387,000	(685,000)	(475,000)	13,020,000

註：GP工業股份於二零零二年八月十四日前，即年內認股權授予之日前，其收市價為0.56坡元。認股權行使前GP工業股份收市價之加權平均數為0.642坡元。

Note: The closing price of GP Ind's shares immediately before August 14, 2002, the date of options granted during the year, was S$0.56. The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised was S$0.642.

於二零零二年八月十四日，合共4,387,000認股權以每股GP工業股份0.550坡元之行使價授出。董事局認為並不適宜於是年度為於一九九九年GP工業認股權計劃下授出之認股權作出估值，因多個對該等認股權估值有決定性影響之因素不能準確地確定。一九九九年GP工業認股權計劃下授予之認股權，在缺乏現成可行之市場價值下，任何對認股權的投機性假設，將會沒有意義並可能誤導股東。

在一九九九年GP工業認股權計劃下授予之認股權之財務影響將不被納入集團資產負債表，直至該等認股權被行使，有關支出或成本將不會計入損益表或資產負債表。

(c) 金山電池有一項高級職員認股權計劃（「舊金山電池認股權計劃」），使其董事局可授予金山電池及其任何附屬公司之合適僱員（包括執行董事）認購金山電池股份之權利。舊金山電池認股權計劃之目的是促使金山電池能授予合適的僱員及董事認股權，以獎勵其對金山電池之貢獻。授予之認股權可於這等權利授予日期之首個週年日起行使，於第五個週年日辦公時間止屆滿。於一九九九年十二月，該舊金山電池認股權計劃已終止，並且由新的一九九九年金山電池認股權計劃（「一九九九年金山電池認股權計劃」）所取代。然而，在舊金山電池認股權計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊金山電池認股權計劃的規則所執行直至該認股權完全行使或期滿。按舊金山電池認股權計劃已授予公司董事而尚未行使之認股權數目在是年度之變動如下：

During the year, a total of 4,387,000 options were granted on August 14, 2002 at an exercise price of S$0.550 per GP Ind's share. The directors of the Company considered that it is not appropriate to value share options granted under the GP Ind 1999 Option Scheme during the year as a number of critical factors for the valuation of the share options granted cannot be determined accurately. In the absence of a readily available market value of the options under the GP Ind 1999 Option Scheme, any valuation of the share options granted based on various speculative assumptions would be meaningless and could be misleading to the shareholders.

The financial impact of the share options granted under the GP Ind 1999 Option Scheme is not recorded in the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs.

(c) GPBI has an executives' share option scheme (the "Old GPBI ESOS") to enable the directors of GPBI to offer to eligible employees, including executive directors, of GPBI or any of its subsidiaries options to subscribe for shares of GPBI. The purpose of the Old GPBI ESOS is to enable GPBI to grant options to eligible employees and directors as incentives and rewards for their contributions to GPBI. Options granted are exercisable after the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. The Old GPBI ESOS was discontinued and replaced by the new GPBI share option scheme 1999 (the "GPBI 1999 Option Scheme") in December 1999. However, options granted under the Old GPBI ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old GPBI ESOS. The movements in the number of options outstanding during the year which have been granted to the directors of the Company under the Old GPBI ESOS were as follows:

					認股權數目 Number of option shares		
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零二年四月一日尚未行使 Outstanding at 4.1.2002	是年度期滿 Lapsed during the year	於二零零三年三月三十一日尚未行使 Outstanding at 3.31.2003
吳崇安	Andrew Ng Sung On	7.29.1997	7.29.1998 – 7.28.2002	4.448	70,000	(70,000)	–
		8.6.1999	8.6.2000 – 8.5.2004	3.080	220,000	–	220,000
羅仲煒	Paul Lo Chung Wai	7.29.1997	7.29.1998 – 7.28.2002	4.448	70,000	(70,000)	–
顧玉興	Richard Ku Yuk Hing	7.29.1997	7.29.1998 – 7.28.2002	4.448	60,000	(60,000)	–
		8.6.1999	8.6.2000 – 8.5.2004	3.080	200,000	–	200,000
王維勤	Raymond Wong Wai Kan	7.29.1997	7.29.1998 – 7.28.2002	4.448	25,000	(25,000)	–
		8.6.1999	8.6.2000 – 8.5.2004	3.080	120,000	–	120,000
					765,000	(225,000)	540,000

董事及總裁購買股份或債券之權利(續)

(c) (續)

一九九九年金山電池認股權計劃使金山電池之董事可授予金山電池及其任何附屬公司之合適僱員(包括執行董事及非執行董事)認購金山電池股份之權利。授予合適僱員及非執行董事之認股權可於這等權利授予日期之首個週年日或第二個週年日起行使,及於第五個週年日或第十個週年日辦公時間止屆滿。於是年度,按一九九九年金山電池認股權計劃已授予公司董事而尚未行使之認股權數目之詳情如下:

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES

(c) (continued)

The GPBI 1999 Option Scheme also enables the directors of GPBI to offer to eligible employees, including executive directors and non-executive directors, of GPBI or any of its subsidiaries options to subscribe GPBI's shares. Options granted to the eligible employees and non-executive directors are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively. The details in the number of options outstanding during the year which have been granted to the directors of the Company under the GPBI 1999 Option Scheme were as follows:

					認股權數目 Number of option shares		
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零二年四月一日尚未行使 Outstanding at 4.1.2002	是年度授予 Granted during the year	於二零零三年三月三十一日尚未行使 Outstanding at 3.31.2003
吳崇安	Andrew Ng Sung On	3.17.2000	3.17.2002 – 3.16.2010	1.410	200,000	–	200,000
		10.11.2000	10.11.2002 – 10.10.2010	1.600	200,000	–	200,000
		8.5.2002	8.5.2004 – 8.4.2012	1.250	–	190,000	190,000
顧玉興	Richard Ku Yuk Hing	3.17.2000	3.17.2002 – 3.16.2010	1.410	180,000	–	180,000
		10.11.2000	10.11.2002 – 10.10.2010	1.600	180,000	–	180,000
		8.5.2002	8.5.2004 – 8.4.2012	1.250	–	170,000	170,000
王維勤	Raymond Wong Wai Kan	3.17.2000	3.17.2002 – 3.16.2010	1.410	120,000	–	120,000
		10.11.2000	10.11.2002 – 10.10.2010	1.600	130,000	–	130,000
		8.5.2002	8.5.2004 – 8.4.2012	1.250	–	120,000	120,000
					1,010,000	480,000	1,490,000

(d) 奇勝工業有一項高級職員認股權計劃(「舊奇勝工業認股權計劃」),使其董事局可授予奇勝工業及其任何附屬公司之合適僱員(包括執行董事)認購奇勝工業股份之權利。授予之認股權可於這等權利授予日期之首個週年日起行使,於第五個週年日辦公時間止屆滿。於一九九九年六月,該舊奇勝工業認股權計劃已終止,並且由新的一九九九年奇勝工業認股權計劃(「一九九九年奇勝工業認股權計劃」)所取代。然而,在舊奇勝工業認股權計劃未終止前已獲授而仍未行使之認股權仍然生效,會繼續按照舊奇勝工業認股權計劃的規則所執行直至該認股權完全行使或期滿。按舊奇勝工業認股權計劃授予本公司一位董事而尚未行使之認股權數目之詳情如下:

(d) CIHL has an executives' share option scheme (the "Old CIHL ESOS") to enable the directors of CIHL to offer to eligible employees, including executive directors, of CIHL or any of its subsidiaries options to subscribe for CIHL's shares. Options granted are exercisable after the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. The Old CIHL ESOS was discontinued and replaced by the new CIHL share option scheme 1999 (the "CIHL 1999 Option Scheme") in June 1999. However, options granted under the Old CIHL ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old CIHL ESOS. The details in the number of options outstanding during the year which have been granted to a director of the Company under the Old CIHL ESOS were as follows:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 美元 Exercise price US$	於二零零二年四月一日及於二零零三年三月三十一日尚未行使 Number of option shares outstanding at 4.1.2002 and 3.31.2003
周國偉	Chau Kwok Wai	5.12.1998	5.12.1999 – 5.12.2003	1.30	140,000
		10.29.1998	10.29.1999 – 10.29.2003	0.819	20,000
					160,000

一九九九年奇勝工業認股權計劃使奇勝工業董事局可授予奇勝工業及其任何附屬公司之合適僱員(包括執行董事及非執行董事)認購奇勝工業股份之權利。授予合適僱員及非執行董事之認股權可於這等權利授予日期之首個週年日或第二個週年日起行使,及於第五個週年日或第十個週年日辦公時間止屆滿。於是年度,按一九九九年奇勝工業認股權計劃授予公司董事而尚未行使之認股權數目之詳情如下:

The CIHL 1999 Option Scheme also enables the directors of CIHL to offer to eligible employees, including executive directors and non-executive directors, of CIHL or any of its subsidiaries options to subscribe for CIHL's shares. Options granted to the eligible employees and non-executive directors are exercisable on the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business after the fifth anniversary or the tenth anniversary thereof respectively. The details in the number of options outstanding during the year which have been granted to the directors of the Company under the CIHL 1999 Option Scheme were as follows:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 美元 Exercise price US$	於二零零二年四月一日及於二零零三年三月尚未行使 Number of option shares outstanding at 4.1.2002 and 3.31.2003
羅仲榮	Victor Lo Chung Wing	5.25.2000	5.25.2002 – 5.24.2010	2.025	200,000
周國偉	Chau Kwok Wai	5.25.2000	5.25.2002 – 5.24.2010	2.025	160,000
王維勤	Raymond Wong Wai Kan	5.25.2000	5.25.2002 – 5.24.2010	1.9125	40,000
羅肇強	John Lo Siew Kiong	5.25.2000	5.25.2002 – 5.24.2010	2.025	110,000
					510,000

董事及總裁購買股份或債券之權利（續）

除以上所披露外，在是年度任何期間，公司或其任何之附屬公司沒有參與任何安排以令公司之董事或總裁或其個別有關人仕可透過購買公司或任何法人團體之股份或債券而取得利益。

除以上所披露外，沒有董事及總裁，或其配偶及其18歲以下子女，有權認購本公司之證券，或於本年度行使此等權利。

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES (continued)

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors or the chief executive or their respective associates, of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Save as disclosed above, none of the directors and chief executive, or their spouse and children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

可換股證券、認股權、認股權證或類似權利

除財務報表附註28及31分別所述之可換股票據及認股權外，本公司於二零零三年三月三十一日，概無尚未行使之可換股證券、認股權、認股權證或其他類似權利。於是年度，並無任何可換股證券、認股權、認股權證或類似權利獲行使。

CONVERTIBLE SECURITIES, OPTIONS, WARRANTS OR SIMILAR RIGHTS

Other than the convertible note and share options as set out in notes 28 and 31 to the financial statements respectively, the Company had no outstanding convertible securities, options, warrants or other similar rights as at March 31, 2003 and there had been no exercise of convertible securities, options, warrants or similar rights during the year.

退休福利計劃

集團退休福利計劃之細節詳載於賬目附註33。

RETIREMENT BENEFIT SCHEMES

Details of the retirement benefit schemes of the Group are set out in note 33 to the financial statement.

公司上市證券之買賣及贖回

於本年度，公司及其任何附屬公司沒有買賣或贖回公司之任何上市證券。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

主要供應商及客户

集團對最大客戶及五位最大客戶所提供之總銷售分別佔本集團全年之總營業額25%及43%。

集團對最大供應商及五位最大供應商所作出之總採購分別佔本集團全年之總採購額29%及50%。

除以上所披露外，沒有董事、其有關人仕、或任何股東（董事得知其持有多於5%本公司股本者）於五位最大客戶或供應商中有任何權益。

MAJOR SUPPLIERS AND CUSTOMERS

The aggregate sales attributable to the Group's largest customer and five largest customers accounted for 25% and 43% respectively of the Group's total turnover for the year.

The aggregate purchases attributable to the Group's largest supplier and five largest suppliers accounted for 29% and 50% respectively of the Group's total purchases for the year.

Save as disclosed above, none of the directors, their associates, or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in the Group's five largest customers or suppliers.

公司管治

本公司於截至二零零三年三月三十一日止年度內符合上市規則附錄14所載之最佳應用守則之規定。

CORPORATE GOVERNANCE

The Company has complied throughout the year ended March 31, 2003 the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

核數師

德勤•關黃陳方會計師行於過去三年為本公司之核數師。

公司將於股東週年大會上提呈決議案批准其繼續聘任。

AUDITORS

Messrs. Deloitte Touche Tohmatsu have acted as auditors of the Company for the past three years.

A resolution will be submitted to the annual general meeting of the Company to re-appoint them.

承董事局命

On behalf of the Board

羅仲榮
主席兼總裁
二零零三年六月十九日

Victor LO Chung Wing
Chairman & Chief Executive
June 19, 2003

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致金山工業(集團)有限公司股東
(於香港註冊成立之有限公司)

本核數師行已完成審核刊載於第44頁至第101頁按照香港普遍採納之會計準則編製的財務報表。

董事及核數師的個別責任

公司條例規定董事須編製真實與公平的財務報表。在編製該等財務報表時,董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果,對該等財務報表作出獨立的意見,並向股東報告。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況、及有否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時,均以取得一切本行認為必需的資料及解釋為目標,使本行能獲得充份的憑證,就該等財務報表是否存有重要錯誤陳述,作出合理的確定。在作出意見時,本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信,本行的審核工作已為下列意見建立合理的基礎。

意見

本行認為,上述的財務報表均真實與公平地反映 貴公司及 貴集團於二零零三年三月三十一日的財政狀況及 貴集團截至該日止年度的溢利和現金流量,並已按照公司條例妥善編製。

德勤•關黃陳方會計師行
二零零三年六月十九日

TO THE SHAREHOLDERS OF GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 44 to 101 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at March 31, 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
June 19, 2003

CONSOLIDATED INCOME STATEMENT 綜合損益表

Year ended March 31, 2003 截至二零零三年三月三十一日止年度

		附註 NOTES	2003 千港元 HK$'000	2002 千港元 HK$'000
營業額	**Turnover**	4	1,809,127	1,601,627
銷售成本	Cost of sales		(1,421,459)	(1,261,424)
毛利	**Gross profit**		387,668	340,203
其他營業收入	Other operating income		57,830	73,313
分銷成本	Distribution costs		(166,357)	(118,479)
行政支出	Administrative expenses		(194,944)	(213,241)
投資淨虧損	Net investment loss	5	(25,482)	(23,440)
其他營業支出	Other operating expenses	6	(12,922)	(393)
營業溢利	**Profit from operations**	7	45,793	57,963
財務成本	Finance costs	9	(88,425)	(108,856)
所佔聯營公司業績	Share of results of associates		203,295	147,582
攤銷購入聯營公司引發之溢價	Amortisation of goodwill on acquisition of associates		(7,138)	(6,677)
變現購入聯營公司引發之折讓	Realisation of negative goodwill on acquisition of associates		1,281	1,015
應當出售部份聯營公司權益之(虧損)收益	(Loss) gain on deemed partial disposal of associates		(70)	784
出售聯營公司權益之收益	Gain on disposal of associates		1,006	195
出售附屬公司權益之虧損	Loss on disposal of subsidiaries		(18)	(1,561)
應當出售一間附屬公司之虧損	Loss on deemed disposal of a subsidiary		(4,008)	-
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary		(944)	(77)
除稅前溢利	**Profit before taxation**		150,772	90,368
稅項	**Taxation**	10	(50,730)	(35,379)
未計少數股東權益前溢利	**Profit before minority interests**		100,042	54,989
少數股東權益	**Minority interests**		(28,562)	(17,623)
全年純利	**Net profit for the year**		71,480	37,366
分配及其他變動：	**Appropriations and other movements:**			
股息	Dividends	11	(34,574)	(21,277)
轉入不可分派儲備賬	**Transfer to non-distributable reserves**			
－資本儲備	– capital reserve		-	(1,403)
－法定盈餘	– legal surplus		(422)	(231)
			(34,996)	(22,911)
每股盈利	**Earnings per share**	12		
基本(港仙)	Basic		13.44 cents	7.03 cents
攤薄(港仙)	Diluted		12.48 cents	6.98 cents



CONSOLIDATED BALANCE SHEET 綜合資產負債表

At March 31, 2003 於二零零三年三月三十一日

		附註 NOTES	2003 千港元 HK$'000	2002 千港元 HK$'000
非流動資產	***Non-current assets***			
投資物業	Investment properties	13	112,295	89,700
物業、廠房及設備	Property, plant and equipment	14	259,895	300,712
所佔聯營公司權益	Interests in associates	16	1,735,245	1,563,734
商標	Trademarks	17	60,649	64,832
證券投資	Investments in securities	18	177,358	191,825
給貿易夥伴之借款	Advances to trade associates	19	109,000	117,000
遞延支出	Deferred expenditure	20	–	24,448
商譽	Goodwill	21	9,146	10,129
			2,463,588	2,362,380
流動資產	**Current assets**			
存貨	Inventories	22	282,996	342,023
應收賬項、應收票據及預付款項	Debtors, bills receivable and prepayments	23	533,190	600,427
證券投資	Investments in securities	18	182,351	183,389
應收股息	Dividends receivable		17,928	9,388
可收回稅項	Taxation recoverable		236	218
銀行結存、存款及現金	Bank balances, deposits and cash		163,529	365,542
			1,180,230	1,500,987
流動負債	**Current liabilities**			
應付賬項及費用	Creditors and accrued charges	24	394,060	345,596
財務租賃責任	Obligations under finance leases	25	2,127	3,033
稅項	Taxation payable		6,710	3,989
銀行貸款、透支及商業信貸	Bank loans, overdrafts and import loans	26	911,205	626,573
			1,314,102	979,191
流動資產(負債)淨值	**Net current (liabilities) assets**		(133,872)	521,796
總資產減去流動負債	**Total assets less current liabilities**		2,329,716	2,884,176
少數股東權益	**Minority interests**		223,932	226,723
非流動負債	**Non-current liabilities**			
借款	Borrowings	27	1,008,688	1,618,911
可換股票據	Convertible note	28	85,925	83,423
遞延稅項	Deferred taxation	29	666	4,675
			1,095,279	1,707,009
資產淨值	**Net assets**		1,010,505	950,444
資本及儲備	**Capital and reserves**			
股本	Share capital	30	265,953	265,953
儲備	Reserves	32	744,552	684,491
股東資金	**Shareholders' funds**		1,010,505	950,444

第44頁至第101頁所示之賬目，已於二零零三年六月十九日由董事局通過，並由以下董事代表署名：

The financial statements on pages 44 to 101 were approved and authorised for issue by the Board of Directors on June 19, 2003 and are signed on its behalf by:

羅仲榮 董事	吳崇安 董事	**Victor LO Chung Wing** Director	**Andrew NG Sung On** Director

BALANCE SHEET 資產負債表

At March 31, 2003 於二零零三年三月三十一日

		附註 NOTES	2003 千港元 HK$'000	2002 千港元 HK$'000
非流動資產	**Non-current assets**			
物業、廠房及設備	Property, plant and equipment	14	34,071	30,752
所佔附屬公司權益	Interests in subsidiaries	15	1,858,060	1,879,060
			1,892,131	1,909,812
流動資產	**Current assets**			
應收賬項及預付款項	Debtors and prepayments		151,781	176,136
銀行結存、存款及現金	Bank balances, deposits and cash		9,049	257,434
			160,830	433,570
流動負債	**Current liabilities**			
應付賬項及費用	Creditors and accrued charges		13,338	8,552
財務租賃責任	Obligations under finance leases	25	1,083	2,066
稅項	Taxation payable		700	–
銀行貸款	Bank loans	26	665,339	365,131
			680,460	375,749
流動資產(負債)淨值	**Net current (liabilities) assets**		(519,630)	57,821
總資產減去流動負債	**Total assets less current liabilities**		1,372,501	1,967,633
非流動負債	**Non-current liabilities**			
借款	Borrowings	27	241,067	849,301
可換股票據	Convertible note	28	85,925	83,423
欠附屬公司款項	Amounts due to subsidiaries		14,361	7,091
			341,353	939,815
資產淨值	**Net assets**		1,031,148	1,027,818
資本及儲備	**Capital and reserves**			
股本	Share capital	30	265,953	265,953
儲備	Reserves	32	765,195	761,865
股東資金	**Shareholders' funds**		1,031,148	1,027,818

羅仲榮	**吳崇安**	**Victor LO Chung Wing**	**Andrew NG Sung On**
董事	董事	Director	Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 綜合權益變動表

Year ended March 31, 2003 截至二零零三年三月三十一日止年度

		2003 千港元 HK$'000	2002 千港元 HK$'000
年初數	At beginning of the year	950,444	968,997
所佔聯營公司儲備	Share of reserves of associates	5,019	(11,469)
換算海外業務所引發之外滙差額	Exchange differences arising on translation of operations outside Hong Kong	(4,692)	2,255
尚未於損益賬確認之淨收益(虧損)	Net gains (losses) not recognised in the consolidated income statement	327	(9,214)
		950,771	959,783
全年純利	Net profit for the year	71,480	37,366
應當出售一間附屬公司而變現之商譽儲備	Goodwill reserve realised upon deemed disposal of a subsidiary	10,956	–
出售附屬公司而變現之儲備	Reserves realised upon the disposal of subsidiaries	1,208	192
所佔聯營公司之資本儲備	Share of capital reserve of associates	26	(12,750)
已派發股息	Dividends paid	(23,936)	(34,564)
因行使認股權而發行新股(扣除開支)	Issue of shares upon exercise of share options, net of expenses	–	417
年末數	At end of the year	1,010,505	950,444

CONSOLIDATED CASH FLOW STATEMENT 綜合現金流量表

Year ended March 31, 2003 截至二零零三年三月三十一日止年度

		2003 千港元 HK$'000	2002 千港元 HK$'000 (重新編列 As restated)
經營業務之現金流入	**Cash inflows from operating activities**		
除稅前溢利	**Profit before taxation**	150,772	90,368
調整:	**Adjustments for:**		
所佔聯營公司業績	Share of results of associates	(203,295)	(147,582)
電子商貿合資公司投資之撇賬	Write-off of investments in e-business joint venture	14,500	-
遞延支出攤銷	Amortisation of deferred expenditure	11,319	9,399
商標攤銷	Amortisation of trademarks	4,183	4,183
攤銷購入聯營公司所引發之溢價	Amortisation of goodwill on acquisition of associates	7,138	6,677
變現購入聯營公司所引發之折讓	Realisation of negative goodwill on acquisition of associates	(1,281)	(1,015)
攤銷購入附屬公司/業務所引發之商譽	Amortisation of goodwill on acquisition of subsidiaries/business	983	33
物業、廠房及設備之折舊及攤銷	Depreciation and amortisation of property, plant and equipment	46,126	47,587
出售物業、廠房及設備之虧損(收益)	Loss (gain) on disposal of property, plant and equipment	8,858	(272)
應當出售聯營公司部份權益之虧損(收益)	Loss (gain) on deemed partial disposal of associates	70	(784)
出售聯營公司之收益	Gain on disposal of associates	(1,006)	(195)
出售附屬公司之虧損	Loss on disposal of subsidiaries	18	1,561
應當出售一間附屬公司之虧損	Loss on deemed disposal of a subsidiary	4,008	-
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary	944	77
於損益賬(計入)支銷之投資物業估值(盈餘)虧損	(Surplus) deficit on valuation of investment properties (credited) charged to the income statement	(7,013)	360
利息收入	Interest income	(16,623)	(23,573)
銀行及其他借款利息	Interest on bank and other borrowings	85,754	106,103
可換股票據利息	Interest on convertible note	2,502	2,430
財務租賃責任利息	Interest on obligations under finance leases	169	323
證券投資之股息收入	Dividend income from investments in securities	(4,367)	(5,259)
出售其他投資已變現之淨虧損	Net realised loss on disposal of other investments	-	10,924
持有其他投資尚未變現之淨虧損	Net unrealised holding loss on other investments	15,349	17,775
外幣兌換率變動對公司之間結存之影響	Effect of foreign exchange rate changes on inter-company balances	(13,574)	1,165
計算營運資金變動前之營業現金流量	**Operating cash flows before movements in working capital**	105,534	120,285
存貨之(增加)減少	(Increase) decrease in inventories	(51,215)	484
應收賬項、應收票據及預付款項之增加	*Increase in debtors, bills receivable and prepayments*	(48,471)	(70,601)
應付賬項及費用之增加(減少)	Increase (decrease) in creditors and accrued charges	95,760	(12,308)
經營業務所產生之淨現金	***Cash generated from operations***	101,608	37,860
已付香港利得稅	Hong Kong Profits Tax paid	(5,902)	(6,104)
已收香港利得稅退款	Hong Kong Profits Tax refunded	13	-
已付香港以外其他地區稅項	Taxation in other jurisdictions paid	(6,800)	(5,133)
已收香港以外其他地區稅項退款	Taxation in other jurisdictions refunded	286	187
經營業務產生之現金淨額	**Net cash from operating activities**	89,205	26,810

		附註 NOTES	2003 千港元 HK$'000	2002 千港元 HK$'000 (重新編列 As restated)
投資業務現金流量	**Cash flows from investing activities**			
購入物業、廠房及設備	Purchase of property, plant and equipment		(54,076)	(39,609)
給聯營公司之借款	Advances to associates		(27,544)	(7,205)
聯營公司之權益	Interests in associates		(13,199)	(46,571)
應當出售一間附屬公司（已扣除其現金及等值現金）	Deemed disposal of a subsidiary (net of cash and cash equivalents disposed of)	34	(12,303)	–
遞延支出	Payment for deferred expenditure		(8,967)	(15,424)
購入證券投資	Purchase of investments in securities		(624)	(12,959)
已收聯營公司之股息	Dividends received from associates		59,099	65,312
已收利息	Interest received		17,011	24,114
出售物業、廠房及設備之款項	Proceeds from disposal of property, plant and equipment		11,826	4,207
聯營公司償還之欠款	Repayment of amounts due from associates		8,100	5,904
貿易伙伴償還之欠款	Repayment from trade associates		8,000	–
已收證券投資之股息	Dividends received from investments in securities		4,367	5,259
應當出售一間附屬公司部份權益之款項	Proceeds from deemed partial disposal of a subsidiary		1,971	636
購入一項業務／附屬公司（已扣除既得之現金及等值現金及費用支出）	Purchase of a business/subsidiaries (net of cash and cash equivalents acquired and expenses incurred)	35	–	(38,191)
購入一間附屬公司額外權益所付代價	Consideration paid on acquisition of additional interest of a subsidiary		–	(14,988)
出售證券投資之款項	Proceeds from disposal of investments in securities		–	96,738
出售聯營公司之款項	Proceeds from disposal of associates		–	7,031
出售附屬公司（已扣除其現金及等值現金）	Disposal of subsidiaries (net of cash and cash equivalents disposed of)	36	–	4,062
投資業務（使用）產生之現金淨額	**Net cash (used in) from investing activities**		(6,339)	38,316

CONSOLIDATED CASH FLOW STATEMENT 綜合現金流量表 (continued 續)

Year ended March 31, 2003 截至二零零三年三月三十一日止年度

		附註 NOTES	2003 千港元 HK$'000	2002 千港元 HK$'000 (重新編列 As restated)
融資現金流量	**Cash flows from financing activities**			
定息票據	Fixed rate notes raised		208,200	211,700
新銀行貸款	New bank loans raised		110,100	814,199
短期銀行貸款現金流入(外流)淨額	Net cash inflow (outflow) from short term bank loans		78,486	(138,272)
商業信貸現金流入(外流)淨額	Net cash inflow (outflow) from import loans		60,972	(8,151)
附屬公司少數股東所提供股本	Capital contributed by minority shareholders of subsidiaries		23,190	1,699
償還銀行貸款	Repayment of bank loans		(643,270)	(508,321)
已付銀行及其他借款之利息	Interest on bank and other borrowings paid		(86,851)	(107,365)
已付股息	Dividends paid		(23,936)	(34,564)
已付附屬公司少數股東之股息	Dividends paid to minority shareholders of subsidiaries		(7,068)	(6,881)
償還財務租賃之本金	Principal payments for obligations under finance leases		(3,376)	(3,434)
已付財務租賃責任之利息	Interest on obligations under finance leases paid		(171)	(319)
發行股份所得之款項(已扣除零港元之開支)(二零零二年:10,000港元)	Proceeds from issue of shares, net of expenses of HK$nil (2002: HK$10,000)			417
融資所(使用)產生之現金淨額	**Net cash (used in) from financing activities**		(283,724)	220,708
現金及等值現金(減少)增加淨額	Net (decrease) increase in cash and cash equivalents		(200,858)	285,834
年初之現金及等值現金	Cash and cash equivalents at beginning of the year		355,500	69,481
外幣兌換率變動之影響	Effect of foreign exchange rate changes		1,526	185
年末之現金及等值現金	**Cash and cash equivalents at end of the year**	38	156,168	355,500
現金及現金淨額之分析	Analysis of the balances of cash and cash equivalents			
如前所載之現金及等值現金	Cash and cash equivalents as previously reported			239,158
短期銀行貸款重新編列之影響	Effect of reclassification of short term bank loans			116,342
重新編列之現金及現金等值	**Cash and cash equivalents as restated**			355,500

1. 緒言

本公司乃一間在香港註冊成立之上市有限公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。

本公司乃一間投資控股公司，其附屬公司及聯營公司之業務分別載於賬目之附註43及44。

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 43 and 44 to the financial statements respectively.

2. 採用新增及經修訂的會計準則

是年度內，本集團首次採用多個由香港會計師公會訂立之新增及經修訂的會計準則。除綜合現金流量表之格式改變及新增之綜合權益變動表外，採用此等新增或經修訂之會計準及披露則對本集團本期及前期業績並無重大影響。去年度之比較數值及披露已被重整，以確保其表達之一致性。

外幣

會計準則第11號(經修訂)「外幣換算」取消本集團以往可按有關期間之期末結算匯率換算海外附屬公司損益表之選擇。海外附屬公司現時須按平均匯率換算其損益表。此項會計政策變動並未對本會計期間或上會計期間之業績構成任何重大影響。

現金流量表

根據會計準則第15號(經修訂)「現金流量表」，現金流量劃分為三類，即經營、投資及融資，而非以往之五類。除非可獨立確認其屬於投資或融資活動，稅項所產生之現金流量撥歸經營業務。此外，以現金及等值現金項目形式呈報之金額已作出修訂，剔除屬於融資性質之短期銀行貸款。重新界定現金及等值現金項目將導致重列綜合現金流量表所示之比較金額。

僱員福利

會計準則第34號「僱員福利」就僱員福利(包括退休福利計劃)制訂衡量規則。由於本集團只參加界定供款退休福利計劃，故採納會計準則第34號並未對財務報表構成任何重大影響。

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has resulted in a change of the format of presentation of the cash flow statement and the introduction of the statement of changes in equity but has had no material effect on the results for the current or prior accounting periods. Comparative amounts and disclosures for the prior year have been restated in order to achieve a consistent presentation.

Foreign currencies

SSAP 11 (Revised) "Foreign currency translation" has eliminated the choice of translating the income statements of subsidiaries outside Hong Kong at the closing rate for the period which was previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash flow statements

Under SSAP 15 (Revised) "Cash flow statements", cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. In addition, the amounts presented for cash and cash equivalents have been amended to exclude short term bank loans that are financing in nature. The re-definition of cash and cash equivalents has resulted in a restatement of the comparative amounts shown in the cash flow statement.

Employee benefits

SSAP 34 "Employee benefits" introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements.

3. 主要會計政策

財務報表乃根據為重估物業及證券投資而修改之歷史成本法而編製。

賬目乃根據香港一般接受之會計原則編製，其主要會計政策如下：

綜合基準

綜合賬目合併了本公司及其附屬公司截至每年三月三十一日止年度之賬目。

綜合損益表包括在是年度由有效收購日期起或截至有效出售日期止被收購或出售之附屬公司之業績。

集團內公司之間的所有重大交易及結餘已於編製綜合帳目時已被剔除。

商譽

商譽為收購作價較集團所佔附屬公司、業務或聯營公司可辨認資產公平淨值所超逾之差額。

於二零零一年四月一日前因收購產生之商譽，可繼續保留於儲備中，當出售有關附屬公司、聯營公司或業務時，其商譽將會計入損益表中，或可於決定作商譽減值時計算。

於二零零一年四月一日或以後因收購產生之商譽，會被確認為資產並按可用年期以直線法攤銷。因收購附屬公司或業務而產生之商譽會獨立分列於資產負債表中。收購聯營公司而產生之商譽將包括在聯營公司之賬面值內。

當出售附屬公司、聯營公司或業務時，其有關未攤銷商譽／已在儲備中撇除之商譽須於計算出售盈虧時包括在內。

負商譽

收購附屬公司、業務或聯營公司所產生之負商譽乃指集團於收購日應佔所收購的可辨別資產及負債之公平價值高出收購成本之差價。

本集團採納會計準則第30號「商業合併」賦予之過渡安排不須重訂及確認之前被計入儲備之負商譽為收入。因此，於二零零一年四月一日前因收購產生之負商譽將於儲備中保留，而於出售有關附屬公司或業務時將會計入損益表中。

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, business or an associate at the date of acquisition.

Goodwill arising on acquisition prior to April 1, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or business, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition on or after April 1, 2001 is recognised as an asset and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of subsidiary or business is presented separately in the balance sheet. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate.

On disposal of a subsidiary, associate or business, the attributable amount of unamortised goodwill/goodwill previously eliminated against reserves is included in the determination of the gain or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, business or an associate at the date of acquisition over the cost of acquisition.

The Group has adopted the transitional relief provided by SSAP 30 "Business combinations" from restating and recognising the negative goodwill which has previously been credited to reserves as income. Accordingly, negative goodwill arising on acquisition prior to April 1, 2001 is held in reserves and will be credited to the income statement at the time of disposal of the relevant subsidiary or business.

於二零零一年四月一日後因收購產生之負商譽，會按個別具體情況經分析後計入收入。源自於收購日可預期損失或支出之負商譽將可於該等損失或支出出現時列作收入。餘下的負商譽將以直線法根據可分辨資產之餘下平均可用有效年期按年確認。如該負商譽超逾所收購可分辨非貨幣資產之公平值，將立即被確認為收入。收購附屬公司或業務所產生之負商譽會獨立分開列於資產負債表中，並從資產中扣除。收購聯營公司所產生之負商譽會包括在聯營公司之賬面值內。

營業額

營業額乃是年度向外界客戶銷售貨品及提供服務之已收及應收淨額總數。

收入確認

貨物出售於貨物付運及貨權已轉手時確認。

租金收入，包括營業性租賃物業之預收租金，按其租賃年期以直線法確認。

利息收入乃以本金及其利率按時間比例計入。

股息收入於集團已確定有權收取該款項時確認。

附屬公司

於附屬公司之投資以投資成本扣除任何可辨別之減值損失計入公司的資產負債表。

聯營公司

聯營公司乃集團可對其行使重大之影響力之機構，包括參與製訂財務及經營政策。

綜合損益表包括本集團所佔收購後聯營公司之年度業績。在綜合資產表上，所佔聯營公司權益以本集團所佔聯營公司淨資產，加上收購時所付溢價及減去引發之折讓之未攤銷部份或列作收入部份另扣減攤銷及可辨認之減值損失列賬。

財務租賃之資產

如租賃之條文轉嫁大部份擁有權之風險及回報予集團，該資產會被列為財務租賃資產。財務租賃或貸款契約之資產會以購入日期以公平價格資本化。相對之負債在扣除利息支出後會以財務租賃責任列於資產負債表內。一切總承擔與該等資產之公平價格之差額為財務租賃成本，將於有關時期於損益表上支銷以期達到把剩餘財務租賃之責任於期後會計時期均衡地支銷。

Negative goodwill arising on acquisition subsequent to April 1, 2001 is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful economic lives of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately. Negative goodwill arising on the acquisition of a subsidiary or business is presented separately in the balance sheet as a deduction from assets. Negative goodwill arising on the acquisition of an associate is included within the carrying amount of the associate.

Turnover

Turnover represents the total net amounts received and receivable for goods supplied to outside customers during the year.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the relevant lease terms.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Dividend income is recognised when the shareholders' right to receive payment has been established.

Subsidiaries

Investments in subsidiaries are included in the balance sheet of the Company at cost less any identified impairment loss.

Associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions of the investee.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of net assets of the associates plus the premium paid less any discount on acquisition in so far as it has not already been amortised or released to income, less any identified impairment loss.

Assets held under finance leases

Assets are classified as being held under finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liabilities to the lessors, net of interest charges, are included in the balance sheet as a finance lease obligation. The finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

3. 主要會計政策(續)

財務租賃之資產(續)

其他租賃皆列為營業性租賃,應付之租金乃按有關之租賃年期以直線法於損益表扣除。

投資物業

投資物業為已完成之物業並用作投資之用,其租金收入以市場公平磋商而訂定。

投資物業以年結時的公開市場價值據獨立專業估價入賬。投資物業之估價盈餘或虧損將於投資物業估價儲備中撥入(撥出)。當估價儲備不足以扣除虧損時,估價多出之虧損將於損益賬上支銷。而當過去之估價虧損已在損益賬中支銷,其後之估價盈餘當可於損益賬中入賬,惟其價值不能高於已支銷於損益表之數目。

當投資物業出售後,投資物業儲備之剩餘將轉往損益賬中入賬。

投資物業將不需折舊(其租賃期為二十年或以下者除外)。

發展中之物業

發展中之物業乃按成本列賬,並於其已完成時轉為物業、廠房及設備之一個指定類別。成本包括所有與建造有關所引致之直接成本。

物業、廠房及設備

物業、廠房及設備(除發展中物業外)乃以成本或估值減去累積折舊、累計攤銷及任何已確認之損值虧損列賬。

當資產出售或撤出時,其盈餘或虧損乃所收款項及資產賬面值之差額,將變現於損益賬內。

任何因物業評估而產生之增值將撥入物業重估儲備。如某資產因估值而產生之淨資產值減少比較其在物業重估儲備中之以往評估增值(如有)為大,則兩者之差額將會在損益賬中扣除。由於集團採用會計準則第17號(經修訂)「物業、廠房及設備」「(會計準則第17號(經修訂))」之過渡安排免除為於一九九五年九月三十日前以重估值入賬之物業作定期估值,故此等物業將不會進一步估值。於以後出售該等資產時,其有關以往未轉到保留溢利之評估增值將轉到保留溢利。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Assets held under finance leases (continued)

All other leases are classified as operating leases and the rentals payable are charged to the income statement on a straight line basis over the relevant lease term.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuation at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term, including the renewable period, of the relevant lease is 20 years or less.

Properties under development

The properties under development are stated at cost and are transferred to a specific category of property, plant and equipment when they are completed. Cost comprises all direct costs incurred in relation to their construction.

Property, plant and equipment

Property, plant and equipment other than properties under development are stated at cost or valuation less accumulated depreciation and amortisation and any identified impairment loss.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Any surplus arising on revaluation of properties is credited to the properties revaluation reserve. A decrease in the net carrying amount arising on revaluation of an asset is charged to the income statement to the extent that it exceeds the surplus, if any, held in the properties revaluation reserve relating to previous revaluation of that particular asset. The Group has adopted the transitional relief provided by SSAP 17 (Revised) "Property, plant and equipment" ("SSAP 17 (Revised)") from the requirement to make revaluation on a regular basis of properties, which had been carried at revalued amounts prior to September 30, 1995, and accordingly, no further revaluation of these properties will be carried out. On the subsequent sale of these assets, the attributable revaluation surplus not yet transferred to accumulated profits in prior years is transferred to accumulated profits.

除發展中物業外，物業、廠房及設備之成本或估值於其估計可用年期按以下折舊率以直線法或餘額遞減法每年折舊及攤銷：

直線法：

永久擁有土地	無
短期及中期租賃土地	按餘下尚未屆滿租賃年期
租賃房產	4%或按個別尚餘租賃年期（取較短者）
永久擁有房產	2%至3.2%
租約房產裝修	10%或按個別尚餘租賃年期（取較短者）

餘額遞減法：

機械及設備	10% 至25%
工模及工具	20% 至30%
其他	10% 至25%

發展中之物業之成本待商業使用後才予折舊，因此發展中之物業以成本列賬。

財務租賃之資產乃根據如擁有資產般估計可用年期和租賃年期二者中之較短者計算折舊。

商標

購入商標之成本均資本化並以其估計有用年期二十年分期平均攤銷。

證券投資

證券投資在交易當日確認，並即時以成本價格入賬。

除持有至到期日之債券外，投資分類為投資證券及其他投資。

投資證券為策略性長線投資，並以成本減去可分辨的損值虧損列賬。

其他投資以公平價格入賬，而未變現之收益及虧損將包括在該年度之純利或淨虧損中。

Depreciation and amortisation are provided to write off the cost or valuation of property, plant and equipment other than properties under development over their estimated useful lives, using the straight line method or the reducing balance method, at the following rates per annum:

Straight line method:

Freehold land	Nil
Leasehold land held under short and medium term leases	Over the remaining unexpired terms of the leases
Leasehold buildings	4% or over the remaining period of respective leases where shorter
Freehold buildings	2% to 3.2%
Leasehold improvements	10% or over the remaining period of respective leases where shorter

Reducing balance method:

Machinery and equipment	10% to 25%
Moulds and tools	20% to 30%
Others	10% to 25%

The cost of properties under development will not be depreciated until they are put into use and accordingly properties under development are stated at cost.

Assets held under finance leases are depreciated over the estimated useful lives on the same basis as owned assets, or where shorter, the terms of the leases.

Trademarks

The cost incurred in the acquisition of trademarks is capitalised and amortised on a straight line basis over their estimated useful lives of twenty years.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, less any identified impairment loss.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

3. 主要會計政策(續)

遞延支出

(a) 專業訣竅

購入製造新產品專業訣竅之既得權利之成本，由既得日期起計，以直線法分三年至五年或按專利年期(取較短者)攤銷。若構成遞延支出的情況再不適用或有存疑，不能產生價值的部份遞延支出將立即於損益賬撇除。

(b) 產品發展支出

為發展新產品之項目之支出，包括製造有關新產品之購入專業訣竅之既得權利之成本；若該項目已清楚確定、支出已分別確認及已合理地確實該項目已技術性可行和結果將有商業價值，則該支出將列為資本性及遞延支出。若產品發展支出不符合這些標準，則將於產生時列作支出。

產品發展支出於產品已作商業用途開始後以直線法按估計商業年份分五年攤銷。惟情況有變而遞延支出之理據不再存在或有疑問，其相應之支出將於損益賬中即時支銷。

可換股票據

可換股票據將分別地披露於財務報表，並於換股前列為負債。於損益表確認為可換股票據之財務成本包括贖回可換股票據時之應付溢價，並以期達到將可換股票據餘額於期後會計期間均衡地支銷之方式計算。因發行可換股票據而引致之費用於損益表中即時支銷。

存貨

存貨乃根據成本和可變現淨值二者中之較低值入賬。成本以先入先出法計算。可變現淨值乃按實際或估計售價減去所有其他生產成本及有關之市場推廣、銷售及分銷費用計算。

減值損失

於資產負債表結算日，本集團檢視其資產並決定有否跡象需因應作出減值損失。如某資產可取回值低於其賬面值時，賬面值會因而調低至可取回值。一般減值損失將立即被確認為支出，如相關資產以重估值列賬，其減值損失則視作減少重估儲備。

當減值損失於之後逆轉，資產的賬面值增加至新訂的預期可取回值，但所增加後的賬面值不可超逾其於往年度未計減值損失時之價值。減值損失之逆轉，將立即被計作收入，如相關資產以重估值列賬，其減值損失之逆轉將視作增加重估儲備。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred expenditure

(a) Technical know-how

The cost of acquiring rights to technical know-how for the production of new products is amortised, using the straight line method, over a period of three to five years from the date of acquisition or the licence period, whichever is the shorter. Where the circumstances which have justified the deferral of the expenditure no longer apply, or are considered doubtful, the expenditure, to the extent to which it is considered to be irrecoverable, will be written off immediately to the income statement.

(b) Product development expenditure

Expenditure incurred on projects in developing new products, including the respective cost of acquiring the rights to technical know-how for the production of the relevant new products, will be capitalised and deferred only when the project is clearly defined, the expenditure is separately identifiable and there is reasonable certainty that the project is technically feasible and the outcome will be of commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Product development expenditure is amortised, using the straight line method, over its estimated commercial life of five years commencing in the year when the product is put into commercial use. Where the circumstances which have justified the deferral of the expenditure no longer apply, or are considered doubtful, the expenditure, to the extent to which it is considered to be irrecoverable, will be written off immediately to the income statement.

Convertible note

Convertible note is separately disclosed and regarded as liabilities unless conversion actually occurs. The finance cost recognised in the income statement in respect of the convertible note, including the premium payable upon the final redemption of the convertible note, is calculated so as to produce a constant periodic rate of charge on the remaining balance of the convertible note for each accounting period. The costs incurred in connection with the issue of convertible note are charged immediately to the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is calculated as the actual or estimated selling price less all further costs of production and the related costs of marketing, selling and distribution.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

稅項

稅項根據本年度業績計算，並經就毋須課稅或不可剔除之項目作出調整。若干在財務報表中確認之收支項目就稅務目的在不同之會計期間確認。因此所產生之時差之稅務影響採用負債法就可見將來可能出現之負債或資產以遞延稅項之形式在財務報表中確認。

外幣換算

外幣交易概以交易當日之匯率約數換算。凡以外幣為本位之貨幣資產及負債乃按資產負債表結算日之匯率換算。外匯盈虧均於損益表報賬。

在預備綜合財務報表時，海外業務之業績乃以全年平均之匯率換算，而海外業務之資產及負債乃以資產負債表結算日換算，任何在合併時引起之換算差額均撥入換算儲備。

退休保障

介定供款退休計劃之供款會於發生時計入為工資成本。

Taxation

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Certain items of income and expense are recognised for tax purposes in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

In preparing the consolidated financial statements, the results of operations outside Hong Kong are translated using the average exchange rates for the year. The assets and liabilities of the operations outside Hong Kong are translated using the rates ruling on the balance sheet date. On consolidation, any differences arising on translation of operations outside Hong Kong are dealt with in the translation reserve.

Retirement benefit costs

Payments to the defined contribution retirement plan are charged as expenses as they are incurred.

4. 業務及地域性分類

從管理層來說，本集團現時由四個主要營運部門構成，它們成為集團滙報的基礎分類資料，其主要業務詳見如下：

主要營運部門及其業務範圍：

- 科技及策略 － 從事製造和分銷高級科技產品包括發光二極管顯示屏及持有策略性投資
- 電子 － 發展、製造和分銷電子產品，例如：汽車電子，專業電子產品，零部件，汽車配線，電纜及揚聲器
- 電池 － 發展、製造和分銷電池及相關產品
- 電器 － 發展、製造和分銷裝置電器產品

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the Group is currently organised into four principal operating divisions of which their principal activities are disclosed as follows and these divisions form the basis on which the Group reports its primary segment information. Principal operating divisions and their activities are:

- Technology and strategic – manufacture and distribution of high-end technological products consisting of LED display screens and holding of strategic investments
- Electronics – development, manufacture and distribution of electronic products including automotive electronics, specialty electronics, parts and components, wire harness and cables, and loudspeakers
- Batteries – development, manufacture and distribution of batteries and battery related products
- Electrical – development, manufacture and distribution of electrical wiring installation products

4. 業務及地域性分類（續）

4. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

本集團分類資料之分析如下：

Analysis of the Group's segment information is as follows:

(a) 以業務分類 (a) Business segments

二零零三年 2003

		科技及策略 Technology and strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
營業額	Turnover						
對外銷售	External sales	394,472	1,414,655	–	–	–	1,809,127
內部對銷	Inter-segment sales	44	651	–	–	(695)	–
		394,516	1,415,306	–	–	(695)	1,809,127
內部業務銷售乃按現行市場價格進行	Inter-segment sales are charged at prevailing market rates						
業績	Results						
業務業績	Segment result	31,246	18,473	–	–	–	49,719
不能分類之企業費用	Unallocated corporate expenses						(27,817)
其他企業收入	Other corporate income						23,891
營業溢利	Profit from operations						45,793
財務成本	Finance costs						
業務	Segment	(7,536)	(38,586)	–	–	–	(46,122)
企業	Corporate						(42,303)
所佔聯營公司業績	Share of results of associates	(3,908)	97,259	81,225	28,719	–	203,295
攤銷購入聯營公司權益引發之溢價	Amortisation of goodwill on acquisition of associates						(7,138)
變現購入聯營公司權益引發之折讓	Realisation of negative goodwill on acquisition of associates						1,281
應當出售部份聯營公司權益之收益	Loss on deemed partial disposal of associates						(70)
出售聯營公司權益之收益	Gain on disposal of associates						1,006
出售附屬公司權益之虧損	Loss on disposal of subsidiaries						(18)
應當出售一間附屬公司權益之虧損	Loss on deemed disposal of a subsidiary						(4,008)
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary						(944)
除稅前溢利	Profit before taxation						150,772
稅項	Taxation						(50,730)
未計少數股東權益前溢利	Profit before minority interests						100,042
少數股東權益	Minority interests						(28,562)
全年純利	Net profit for the year						71,480
資產	Assets						
業務資產	Segment assets	366,476	1,308,746	–	–	(27,228)	1,647,994
所佔聯營公司權益	Interests in associates	61,990	475,450	645,049	552,756	–	1,735,245
不能分類企業資產	Unallocated corporate assets						260,579
總資產	Consolidated total assets						3,643,818

		科技及策略 Technology and strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
負債	**Liabilities**						
業務負債	Segment liabilities	483,069	397,564	–	–	(500,709)	379,924
貸款	Borrowings						
業務	Segment	15,652	998,879	–	–	–	1,014,531
企業	Corporate						907,489
可換股票據	Convertible note						85,925
不能分類企業負債	Unallocated corporate liabilities						21,512
總負債	Consolidated total liabilities						2,409,381
其他資料	**Other information**						
資本性支出	Capital expenditure						
業務	Segment	25,480	31,033	–	–	–	56,513
企業	Corporate						9,332
折舊及攤銷	Depreciation and amortisation						
業務	Segment	23,854	33,284	–	–	–	57,138
企業	Corporate						5,473
因購入聯營公司而增加之商譽	Additions of goodwill on acquisition of associates						36

4. 業務及地域性分類（續）

本集團分類資料之分析如下：

(a) 以業務分類（續）

二零零二年

4. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Analysis of the Group's segment information is as follows:

(a) **Business segments** (continued)

2002

		科技及策略 Technology and strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
營業額	**Turnover**						
對外銷售	External sales	338,676	1,262,951	–	–	–	1,601,627
內部對銷	Inter-segment sales	163	584	–	–	(747)	–
		338,839	1,263,535	–	–	(747)	1,601,627
內部業務銷售乃按現行市場價格進行	Inter-segment sales are charged at prevailing market rates						
業績	**Results**						
業務業績	Segment result	46,653	(6,207)	–	–	–	40,446
不能分類之企業費用	Unallocated corporate expenses						(19,172)
其他企業收入	Other corporate income						36,689
營業溢利	Profit from operations						57,963
財務成本	Finance costs						
業務	Segment	(9,182)	(47,518)	–	–	–	(56,700)
企業	Corporate						(52,156)
所佔聯營公司業績	Share of results of associates	(8,518)	80,780	38,732	36,588	–	147,582
攤銷購入聯營公司權益引發之溢價	Amortisation of goodwill on acquisition of associates						(6,677)
變現購入聯營公司權益引發之折讓	Realisation of negative goodwill on acquisition of associates						1,015
應當出售部份聯營公司權益之收益	Gain on deemed partial disposal of associates						784
出售聯營公司權益之收益	Gain on disposal of associates						195
出售附屬公司權益之虧損	Loss on disposal of subsidiaries						(1,561)
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary						(77)
除稅前溢利	Profit before taxation						90,368
稅項	Taxation						(35,379)
未計少數股東權益前溢利	Profit before minority interests						54,989
少數股東權益	Minority interests						(17,623)
全年純利	Net profit for the year						37,366
資產	**Assets**						
業務資產	Segment assets	594,796	1,198,938	–	–	(16,070)	1,777,664
所佔聯營公司權益	Interests in associates	26,578	410,806	582,752	543,598	–	1,563,734
不能分類企業資產	Unallocated corporate assets						521,969
總資產	Consolidated total assets						3,863,367

		科技及策略 Technology and strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
負債	**Liabilites**						
業務負債	Segment liabilities	561,874	304,478	–	–	(530,209)	336,143
貸款	Borrowings						
業務	Segment	109,934	922,081	–	–	–	1,032,015
企業	Corporate						1,216,502
可換股票據	Convertible note						83,423
不能分類企業負債	Unallocated corporate liabilities						18,117
總負債	Consolidated total liabilities						2,686,200
其他資料	**Other information**						
資本性支出	Capital expenditure						
業務	Segment	19,378	39,132	–	–	–	58,510
企業	Corporate						1,972
折舊及攤銷	Depreciation and amortisation						
業務	Segment	20,134	35,381	–	–	–	55,515
企業	Corporate						5,687
因購入聯營公司權益而增加之商譽	Additions of goodwill on acquisition of associates						19,934
因購入附屬公司／業務而增加之商譽	Additions of goodwill on acquisition of subsidiaries/business						10,162

4. 業務及地域性分類（續）

4. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

(b) 地域分類

集團產品之製造及分銷於中國包括香港及其他亞太地區、中東及歐洲國家進行。集團同時於美國維持市場推廣活動。

以下列表提供集團按市場地域而非貨品來源之銷售分析。

(b) Geographical segments

Manufacturing and distribution of the Group's products are carried out in The People's Republic of China ("the PRC") including Hong Kong and certain other Asia-Pacific, Middle East and European countries. The Group also maintains marketing function in America.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

		營業額 Turnover		除稅前溢利 Profit before taxation	
		2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000
中華人民共和國	The PRC				
－香港	– Hong Kong	159,709	133,044	15,004	4,904
－內地	– Mainland China	99,564	105,424	38,577	24,411
其他亞洲國家	Other Asian countries	574,649	574,462	17,688	16,706
歐洲	Europe	426,344	423,790	20,712	2,724
北美及南美洲	North & South America	447,773	328,264	32,965	13,003
澳洲及新西蘭	Australia & New Zealand	91,542	32,077	22,287	28,809
其他	Others	9,546	4,566	3,539	(189)
		1,809,127	1,601,627	150,772	90,368

分類資產之賬面值，物業、廠房及設備，及無形資產之增加，按資產所在地域之分析如下：

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical areas in which the assets are located:

		分類資產之賬面值 Carrying amount of segment assets		物業、廠房及設備及無形資產之增加 Additions to property, plant and equipment and intangible assets	
		2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000
中華人民共和國	The PRC				
－香港	– Hong Kong	1,111,051	1,502,366	21,737	34,364
－內地	– Mainland China	1,115,508	972,699	37,929	16,170
其他亞洲國家	Other Asian countries	776,391	765,990	468	1,629
歐洲	Europe	338,818	275,694	5,711	8,319
北美及南美洲	North & South America	162,893	193,639	–	–
澳洲及新西蘭	Australia & New Zealand	137,252	151,964	–	–
其他	Others	1,905	1,015	–	–
		3,643,818	3,863,367	65,845	60,482

5. 投資淨虧損

5. NET INVESTMENT LOSS

投資淨虧損包括：

	2003 千港元 HK$'000	2002 千港元 HK$'000
Net investment loss comprises:		
持有其他投資未變現之淨虧損 Net unrealised holding loss on other investments	15,349	17,775
電子商貿合貿公司投資之撇賬 Write-off of investments in e-business joint venture	14,500	–
證券投資之股息收入 Dividend income from investments in securities	(4,367)	(5,259)
出售其他投資變現之淨虧損 Net realised loss on disposal of other investments	–	10,924
	25,482	23,440

以上包括上市證券投資虧損15,349,000港元（二零零二年：虧損23,624,000港元）及非上市證券投資虧損零港元（二零零二年：虧損5,075,000港元），以及上市和非上市證券投資之股息收入4,362,000港元（二零零二年：4,968,000港元）及5,000港元（二零零二年：291,000港元）。

Included in above are loss from listed investments of HK$15,349,000 (2002: loss of HK$23,624,000), loss from unlisted investments of HK$nil (2002: loss of HK$5,075,000) and dividend income of HK$4,362,000 (2002: HK$4,968,000) and HK$5,000 (2002: HK$291,000) from listed and unlisted investments respectively.

6. 其他營業支出

6. OTHER OPERATING EXPENSES

其他營業支出包括：

	2003 千港元 HK$'000	2002 千港元 HK$'000
The other operating expenses comprise:		
關閉一所英國工廠之費用 Expenses incurred for the closure of a factory in the United Kingdom	6,506	–
重組揚聲器業務之費用 Restructuring costs for speaker businesses	5,433	–
攤銷購入附屬公司／業務引發之商譽 Amortisation of goodwill on acquisition of subsidiaries/business	983	33
重估投資物業之虧損 Deficit on valuation of investment properties	–	360
	12,922	393

7. 營業溢利

7. PROFIT FROM OPERATIONS

		2003 千港元 HK$'000	2002 千港元 HK$'000
營業溢利已減除以下項目：	**Profit from operations has been arrived at after charging:**		
董事酬金（附註8）	Directors' emoluments (note 8)	22,335	21,294
員工薪金、津貼及福利	Staff salaries, allowances and welfare	231,852	214,901
員工費用合計	Total staff costs	254,187	236,195
遞延支出攤銷（包括於行政支出內）	Amortisation of deferred expenditure (included in administrative expenses)	11,319	9,399
商標攤銷（包括於行政支出內）	Amortisation of trademarks (included in administrative expenses)	4,183	4,183
核數師酬金	Auditors' remuneration	4,776	3,365
折舊及攤銷	Depreciation and amortisation on		
擁有之資產	Owned assets	45,025	44,310
財務租賃之資產	Assets held under finance leases	1,101	3,277
出售物業、廠房及設備之虧損	Loss on disposal of property, plant and equipment	8,858	–
營業性租賃物業租金	Minimum lease payments made in respect of rented premises	13,550	13,395
研究費用支出	Research expenditure incurred	25,665	19,779
及經計入：	**and after crediting:**		
出售物業、廠房及設備之收益	Gain on disposal of property, plant and equipment	–	272
銀行存款及結存之利息收入	Interest earned on bank deposits and balances	16,094	23,266
聯營公司借款之利息收入	Interest income from associates	529	307
土地及房產租金收入扣除支出零港元（二零零二年：零港元）	Rental income from land and buildings, *less nil outgoings (2002: nil)*	1,386	1,375
投資物業租金收入扣除支出1,243,000港元（二零零二年：688,000港元）	Rental income from investment properties, less outgoings of HK$1,243,000 (2002: HK$688,000)	5,656	5,766
重估投資物業之盈餘	Surplus on valuation of investment properties	7,013	–

8. 董事及僱員酬金

8. DIRECTORS' EMOLUMENTS AND EMPLOYEES' EMOLUMENTS

		2003 千港元 HK$'000	2002 千港元 HK$'000
董事	**Directors**		
袍金：	Fees:		
執行董事	Executive	90	100
非執行董事	Non-executive	130	130
		220	230
執行董事之其他酬金：	Other emoluments to executive directors:		
薪酬及其他福利	Salaries and other benefits	13,849	14,424
業勤獎勵	Performance related incentive payments	6,964	5,311
退休福利計劃供款	Retirement benefit scheme contributions	1,302	1,329
		22,115	21,064
		22,335	21,294

以上披露之數目包括付予非執行董事之董事袍金130,000港元(二零零二年:130,000港元)。

The amounts disclosed above include directors' fees of HK$130,000 (2002: HK$130,000) payable to non-executive directors.

董事之酬金分級如下:

Emoluments of the directors were within the following bands:

		董事人數 Number of director(s) 2003	2002
0港元-1,000,000港元	HK$Nil – HK$1,000,000	6	6
1,000,001港元-1,500,000港元	HK$1,000,001 to HK$1,500,000	1	1
1,500,001港元-2,000,000港元	HK$1,500,001 to HK$2,000,000	1	1
2,000,001港元-2,500,000港元	HK$2,000,001 to HK$2,500,000	1	1
3,500,001港元-4,000,000港元	HK$3,500,001 to HK$4,000,000	1	1
5,500,001港元-6,000,000港元	HK$5,500,001 to HK$6,000,000	–	2
6,000,001港元-6,500,000港元	HK$6,000,001 to HK$6,500,000	2	–

僱員

本集團於本年最高薪酬之五名僱員包括三名(二零零二年:三名)公司董事(其酬金之詳情如上所載)。其餘二名(二零零二年:兩名)本集團最高薪酬之非董事僱員之酬金如下:

Employees

The five highest paid individuals of the Group for the year included three (2002: three) directors of the Company, details of whose emoluments are set out above. The emoluments of the two (2002: two) highest paid employees of the Group, not being a director of the Company, are as follows:

		2003 千港元 HK$'000	2002 千港元 HK$'000
薪酬及其他福利	Salaries and other benefits	4,545	4,391
業勤獎勵	Performance related incentive payments	1,086	628
退休福利計劃供款	Retirement benefit scheme contributions	269	336
		5,900	5,355

該等僱員之酬金分級如下:

Emoluments of these employees were within the following bands:

		僱員人數 Number of employee(s) 2003	2002
2,500,001港元-3,000,000港元	HK$2,500,001 to HK$3,000,000	1	2
3,000,001港元-3,500,000港元	HK$3,000,001 to HK$3,500,000	1	–

9. 財務成本 / 9. FINANCE COSTS

		2003 千港元 HK$'000	2002 千港元 HK$'000
銀行及其他借款利息費用：	Interest on bank and other borrowings:		
於五年內全部償還	Wholly repayable within five years	85,461	105,401
並非於五年內全部償還	Not wholly repayable within five years	293	702
可換股票據	Convertible note	2,502	2,430
財務租賃	Finance leases	169	323
總借款成本	Total borrowing costs	88,425	108,856

10. 稅項 / 10. TAXATION

		2003 千港元 HK$'000	2002 千港元 HK$'000
包括：	The charge comprises:		
公司及其附屬公司：	**The Company and its subsidiaries:**		
香港利得稅	Hong Kong Profits Tax	6,528	3,580
香港以外其他地區稅項	Taxation in jurisdictions other than Hong Kong	6,630	6,158
遞延稅項（附註29）	Deferred taxation (note 29)	1,696	1,724
小計	Sub-total	14,854	11,462
所佔聯營公司之稅項：	**Share of taxation of associates:**		
香港利得稅	Hong Kong Profits Tax	3,848	2,763
香港以外其他地區稅項	Taxation in jurisdictions other than Hong Kong	32,028	21,154
小計	Sub-total	35,876	23,917
合計	**Total**	50,730	35,379

香港利得稅乃按是年度估計應課稅溢利按稅率16%（二零零二年：16%）計算。

香港以外地區稅項乃按有關司法管轄之現行稅率計算。

Hong Kong Profits Tax is calculated at 16% (2002: 16%) of the estimated assessable profit for the year.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

11. 股息 / 11. DIVIDENDS

		2003 千港元 HK$'000	2002 千港元 HK$'000
已派發中期股息每股3.0仙（二零零二年：2.5仙）	Interim dividend paid of 3.0 cents (2002: 2.5 cents) per share	15,957	13,298
建議派發末期股息每股3.5仙（二零零二年：1.5仙）	Final dividend proposed of 3.5 cents (2002: 1.5 cents) per share	18,617	7,979
		34,574	21,277

12. 每股盈利

截至二零零三年三月三十一日及二零零二年三月三十一日止年度之每股基本盈利及攤薄盈利乃根據下列數據計算：

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the years ended March 31, 2003 and 2002 is computed based on the following data:

		2003 千港元 HK$'000	2002 千港元 HK$'000
盈利	**Earnings**		
全年純利及計算基本每股盈利之溢利	Net profit for the year and earnings for the purpose of basic earnings per share	71,480	37,366
就可攤薄潛在股份攤薄主要附屬公司及聯營公司每股盈利之所佔溢利作出之調整	Effect of *dilutive potential shares on share of results of* subsidiaries and associates based on the dilution of their earnings per share	(615)	(152)
假設可換股票據被轉換作出之調整	Adjustment resulting from the assumed conversion of the convertible note	(4,385)	–
計算攤薄每股盈利之盈利	Earnings for the purpose of diluted earnings per share	66,480	37,214
		'000	'000
股份數目	**Number of shares**		
計算基本每股盈利之股份加權平均數	*Weighted average number of shares for the purpose* of basic earnings per share	531,905	531,831
認股權之可攤薄潛在股份之影響	Effect of dilutive potential shares on share options	606	948
計算攤薄每股盈利之股份加權平均數	*Weighted average number of shares for the purpose* of diluted earnings per share	532,511	532,779

攤薄每股盈利之計算乃假設附註28之可換股票據被轉換為GP工業之股份。

The computation of diluted earnings per share assumes the conversion of the convertible note as set out in note 28 into the shares of GP Industries Limited ("GP Ind").

13. 投資物業

13. INVESTMENT PROPERTIES

		集團 THE GROUP 千港元 HK$'000
於二零零一年四月一日	At April 1, 2001	90,060
重估物業之虧損	Deficit on valuation	(360)
於二零零二年三月三十一日及於二零零二年四月一日	At March 31, 2002 and April 1, 2002	89,700
從物業，廠房及設備轉入	Transfer from property, plant and equipment	18,380
轉出至物業，廠房及設備	Transfer to property, plant and equipment	(2,798)
重估物業之盈餘	Surplus on valuation	7,013
於二零零三年三月三十一日	**At March 31, 2003**	**112,295**

以上集團之投資物業包括：

The Group's investment properties shown above comprise:

		2003 千港元 HK$'000	2002 千港元 HK$'000
在香港，中期租賃	Held in Hong Kong under medium term leases	81,620	89,700
本港以外地區之永久擁有物業	Freehold properties held outside Hong Kong	30,675	–
		112,295	89,700

本集團之投資物業於二零零三年三月三十一日由獨立專業估值師行，永利行評值顧問有限公司及EWS Chartered Surveyors以公開市場價值基準進行估值。

The investment properties of the Group were revalued at March 31, 2003 on an open market existing use basis by RHL Appraisal Ltd. and EWS Chartered Surveyors, independent professional valuers.

於資產負債表結算日，本集團部份投資物業以營業租賃租出。

At the balance sheet date, certain of the Group's investment properties are rented out under operating leases.

14. 物業、廠房及設備 14. PROPERTY, PLANT AND EQUIPMENT

		永久擁有土地及房產 Freehold land and buildings 千港元 HK$'000	租賃土地及房產 Leasehold land and buildings 千港元 HK$'000	租約房產裝修 Leasehold improvements 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	工模及工具 Moulds and tools 千港元 HK$'000	發展中物業 Properties under development 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
集團	**THE GROUP**								
成本或估值	**Cost or valuation**								
二零零二年四月一日計算	At April 1, 2002	33,984	128,865	68,662	214,990	32,915	7,027	78,295	564,738
貨幣調整	Currency realignment	1,611	686	183	1,548	1,502	–	1,133	6,663
轉出至投資物業	Transfer to investment properties	(18,804)	–	–	–	–	–	–	(18,804)
從投資物業轉入	Transfer from investment properties	–	2,798	–	–	–	–	–	2,798
增加	Additions	134	–	8,079	25,067	5,052	8,262	10,284	56,878
重新分類	Reclassification	(468)	–	468	–	–	–	–	–
出售	Disposals	–	(18,264)	(1,913)	(17,338)	(7,289)	–	(5,252)	(50,056)
出售附屬公司	Disposal of subsidiaries	–	(1,347)	–	–	–	–	(251)	(1,598)
應當出售一附屬公司	Deemed disposal of a subsidiary	–	–	(2,497)	(22,174)	(3,160)	–	(2,122)	(29,953)
二零零三年三月三十一日計算	**At March 31, 2003**	**16,457**	**112,738**	**72,982**	**202,093**	**29,020**	**15,289**	**82,087**	**530,666**
包括：	Comprising:								
成本	At cost	16,457	47,347	72,982	202,093	29,020	15,289	82,087	465,275
估值－一九九四年	At valuation – 1994	–	62,593	–	–	–	–	–	62,593
估值－二零零二年	At valuation – 2002	–	2,798	–	–	–	–	–	2,798
		16,457	112,738	72,982	202,093	29,020	15,289	82,087	530,666
折舊及攤銷	**Depreciation and amortisation**								
二零零二年四月一日計算	At April 1, 2002	2,053	26,820	43,450	131,538	21,114	–	39,051	264,026
貨幣調整	Currency realignment	203	172	174	1,058	762	–	848	3,217
轉出至投資物業	Transfer to investment properties	(424)	–	–	–	–	–	–	(424)
是年度準備	Provided for the year	300	4,014	8,168	21,762	4,745	–	7,137	46,126
重新分類	Reclassification	(237)	–	237	–	–	–	–	–
出售時減除	Eliminated on disposals	–	(4,878)	(1,674)	(12,601)	(5,997)	–	(4,222)	(29,372)
出售附屬公司時減除	Eliminated on disposal of subsidiaries	–	(519)	–	–	–	–	(225)	(744)
應當出售一附屬公司時減除	Eliminated on deemed disposal of a subsidiary	–	–	(1,196)	(7,152)	(2,004)	–	(1,706)	(12,058)
二零零三年三月三十一日計算	**At March 31, 2003**	**1,895**	**25,609**	**49,159**	**134,605**	**18,620**	–	**40,883**	**270,771**
賬面淨值	**Net book values**								
二零零三年三月三十一日計算	**At March 31, 2003**	**14,562**	**87,129**	**23,823**	**67,488**	**10,400**	**15,289**	**41,204**	**259,895**
二零零二年三月三十一日計算	At March 31, 2002	31,931	102,045	25,212	83,452	11,801	7,027	39,244	300,712

		租賃土地及房產 Leasehold land and buildings 千港元 HK$'000	租約房產裝修 Leasehold improvements 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
公司	**THE COMPANY**				
成本或估值	**Cost or valuation**				
二零零二年四月一日計算	At April 1, 2002	14,500	9,074	36,615	60,189
增加	Additions	–	2,674	6,658	9,332
出售	Disposals	–	–	(2,949)	(2,949)
二零零三年三月三十一日計算	**At March 31, 2003**	**14,500**	**11,748**	**40,324**	**66,572**
包括：	Comprising:				
成本	At cost	–	11,748	40,324	52,072
估值－一九九四年	At valuation – 1994	14,500	–	–	14,500
		14,500	11,748	40,324	66,572
折舊及攤銷	**Depreciation and amortisation**				
二零零二年四月一日計算	At April 1, 2002	2,301	6,801	20,335	29,437
是年度準備	Provided for the year	347	871	4,222	5,440
出售時減除	Eliminated on disposals	–	–	(2,376)	(2,376)
二零零三年三月三十一日計算	**At March 31, 2003**	**2,648**	**7,672**	**22,181**	**32,501**
賬面淨值	**Net book values**				
二零零三年三月三十一日計算	**At March 31, 2003**	**11,852**	**4,076**	**18,143**	**34,071**
二零零二年三月三十一日計算	At March 31, 2002	12,199	2,273	16,280	30,752

由於集團採用會計準則第17號（經修訂）之過渡安排免除將物業估值，此等於一九九五年九月三十日前以重估值列賬之物業將不會進行進一步估值。如本公司及本集團之此等物業以成本減去累積折舊及攤銷計算，此等物業於二零零三年三月三十一日之賬面值約分別為2,554,000港元（二零零二年：2,667,000港元）及22,458,000港元（二零零二年：20,658,000港元）。

The Group has adopted the transitional relief provided by SSAP 17 (Revised) regarding the requirement to revalue properties, which had been carried at revalued amounts prior to September 30, 1995, and accordingly, no further revaluation of these properties will be carried out. Had these properties of the Company and the Group been carried at cost less accumulated depreciation and amortisation, the carrying value of these properties at March 31, 2003 would have been stated at approximately HK$2,554,000 (2002: HK$2,667,000) and HK$22,458,000 (2002: HK$20,658,000) respectively.

14. 物業、廠房及設備（續）

14. PROPERTY, PLANT AND EQUIPMENT (continued)

		集團 THE GROUP		公司 THE COMPANY	
		2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000
以上集團與公司之物業權益包括：	The Group's and the Company's property interests shown above comprise:				
本港以外地區之永久擁有物業	Freehold properties held outside Hong Kong	14,562	31,931	–	–
租賃物業：	Leasehold properties:				
在香港	Held in Hong Kong,				
中期租賃	medium term leases	71,061	70,698	11,852	12,199
香港以外地區	Held outside Hong Kong,				
中期租賃	medium term leases	10,218	24,163	–	–
短期租賃	short term leases	5,850	7,184	–	–
		101,691	133,976	11,852	12,199
財務租賃之物業、廠房及設備之賬面淨值：	Net book value of property, plant and equipment held under finance leases:				
機械及設備	Machinery and equipment	2,668	10,272	–	7,270
其他	Others	3,582	1,906	2,878	1,069
		6,250	12,178	2,878	8,339

15. 所佔附屬公司權益

15. INTERESTS IN SUBSIDIARIES

		公司 THE COMPANY	
		2003 千港元 HK$'000	2002 千港元 HK$'000
上市股份投資成本	Listed shares, at cost	1,086,592	1,086,592
非上市股份投資成本	Unlisted shares, at cost	337,798	338,063
減值虧損	Impairment losses	(209,155)	(209,155)
		1,215,235	1,215,500
附屬公司欠款	Amounts due from subsidiaries	642,825	663,560
		1,858,060	1,879,060
上市股份於三月三十一日之市值	Market values of listed shares at March 31	1,187,512	1,145,723

上市股份乃指在新加坡註冊成立之GP工業有限公司（「GP工業」）之投資，其股份在新加坡交易所股票交易公司（「新加坡交易所」）上市。

The listed shares represent the investment in GP Ind which is incorporated in the Republic of Singapore and its shares are listed on Singapore Exchange Securities Trading Limited (the "Singapore Stock Exchange").

減值虧損乃依據市場借款利率折算可得該附屬公司之未來估計現金流量淨值計得之可取回值而確定。

Impairment losses were recognised based on the recoverable amounts of subsidiaries which were determined by the estimated discounted net cash flows from these subsidiaries. The carrying amounts of the subsidiaries are reduced to the respective recoverable amounts which are estimated using market borrowing rates.

主要附屬公司於二零零三年三月三十一日之詳情載於賬目附註43。

Particulars of the principal subsidiaries at March 31, 2003 are set out in note 43.

16. 所佔聯營公司權益

16. INTERESTS IN ASSOCIATES

		集團 THE GROUP	
		2003 千港元 HK$'000	2002 千港元 HK$'000
所佔資產淨值	Share of net assets	1,633,571	1,469,347
購入聯營公司溢價	Goodwill on acquisition of associates	91,842	98,944
購入聯營公司折讓	Negative goodwill on acquisition of associates	(24,702)	(19,647)
		1,700,711	1,548,644
聯營公司欠款	Amounts due from associates	46,334	26,890
減值虧損	Impairment losses	(11,800)	(11,800)
		1,735,245	1,563,734
上市股份於三月三十一日之市值	Market values of listed shares at March 31	989,354	934,884

聯營公司欠款沒有固定還款條款。就董事意見，集團將不會在資產負債表結算日後十二個月內提出還款要求。因此，其金額列作非流動資產。

Amounts due from associates have no fixed repayment terms. In the opinion of the directors, the Group will not demand for the repayment within the next twelve months from the balance sheet date. Accordingly, the amounts are shown as non-current assets.

減值虧損乃依據市場借款利率折算可得該聯營公司之未來估計現金流量淨值計得之可取回值而確認。

Impairment losses were recognised based on the recoverable amounts of associates which were determined by the estimated discounted net future cash flows from these associates. The carrying amounts of the associates are reduced to the respective recoverable amounts which are estimated using market borrowing rates.

因購入聯營公司而產生之溢價及折讓變動之詳情如下：

Details of movements of goodwill and negative goodwill on acquisition of associates are as follows:

		購入聯營公司之溢價 Goodwill on acquisition of associates		購入聯營公司之折讓 Negative goodwill on acquisition of associates	
		2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000
成本	**Cost**				
年初數	At beginning of the year	187,200	167,266	21,080	7,774
購入聯營公司	Acquired on purchase of associates	36	19,934	6,336	13,306
出售一間聯營公司	Disposal of an associate	(1,885)	–	–	–
年末數	At end of the year	185,351	187,200	27,416	21,080
攤銷	**Amortisation**				
年初數	At beginning of the year	88,256	81,579	1,433	418
是年度準備	Provided for the year	7,138	6,677	–	–
是年度變現	Realised during the year	–	–	1,281	1,015
出售一間聯營公司時減除	Eliminated on disposal of an associate	(1,885)	–	–	–
年末數	At end of the year	93,509	88,256	2,714	1,433
淨值	**Net book values**				
年末數	At end of the year	91,842	98,944	24,702	19,647
年初數	At beginning of the year	98,944	85,687	19,647	7,356

16. 所佔聯營公司權益（續）

因購入聯營公司而引起之溢價會按預計可用年期攤銷，而過往因購入而產生之商譽預計可用年期由五至二十年不等。

因購入聯營公司而引致之折讓會以不超過於收購中購入可折舊資產之預計平均有用年期以二十年為上限用直線法於損益賬變現。

主要聯營公司於二零零三年三月三十一日之詳情載於賬目附註44。

(a) 於二零零三年三月三十一日，集團擁有於新加坡交易所上市之金山電池國際有限公司（「金山電池」）之權益。金山電池之年結日為三月三十一日。根據其截至二零零三年三月三十一日止年度經審核賬項之金山電池財務資料，以及本集團所佔金山電池權益之有關資料為如下：

16. INTERESTS IN ASSOCIATES (continued)

Goodwill arising from acquisition of associates is amortised over the estimated useful lives and the foreseeable lives of goodwill arising from past acquisition ranging from five to twenty years.

Negative goodwill arising from acquisition of associates is released to income on a straight line basis over a period of not more than twenty years representing the estimated average useful lives of the depreciable assets acquired in the acquisition.

Particulars of the principal associates at March 31, 2003 are set out in note 44.

(a) At March 31, 2003, the Group has interests in shares in GP Batteries International Limited ("GPBI"), a company with its shares listed on the Singapore Stock Exchange. The financial year end date of GPBI is March 31. The financial information in respect of GPBI based on its audited financial statements for the year ended March 31, 2003 and the relevant information in respect of the Group's interest in GPBI are as follows:

		於二零零三年三月三十一日 At March 31, 2003 千港元 HK$'000	於二零零二年三月三十一日 At March 31, 2002 千港元 HK$'000
財務狀況	Financial position		
總資產	Total assets	3,526,722	2,810,745
總負債	Total liabilities	1,981,707	1,415,187
少數股東權益	Minority interests	191,974	158,919
所佔金山電池資產淨值	Share of net assets of GPBI	660,825	592,103
本集團所佔金山電池股份於二零零三年三月三十一日之市值	Market value of the shares in GPBI held by the Group at March 31, 2003	404,563	352,500

		截至二零零三年三月三十一日止年度 Year ended March 31, 2003 千港元 HK$'000	截至二零零二年三月三十一日止年度 Year ended March 31, 2002 千港元 HK$'000
全年業績	Results for the year		
營業額	Turnover	2,906,713	2,345,801
全年純利	Net profit for the year	143,345	72,821
集團應佔全年純利	Net profit for the year attributable to the Group	59,968	28,678

(b) 於二零零三年三月三十一日，集團擁有於新加坡交易所上市之奇勝工業(集團)有限公司(「奇勝工業」)之權益。奇勝工業之年結日為十二月三十一日。根據其截至二零零二年十二月三十一日止年度經審核賬項之奇勝工業財務資料，以及本集團所佔奇勝工業權益之有關資料為如下：

(b) At March 31, 2003, the Group has interests in shares in Clipsal Industries (Holdings) Limited ("CIHL"), a company with its shares listed on the Singapore Stock Exchange. The financial year end date of CIHL is December 31. The financial information in respect of CIHL based on its audited financial statements for the year ended December 31, 2002 and the relevant information in respect of the Group's interest in CIHL are as follows:

		於二零零二年十二月三十一日 At December 31, 2002 千港元 HK$'000	於二零零一年十二月三十一日 At December 31, 2001 千港元 HK$'000
財務狀況	Financial position		
總資產	Total assets	2,123,646	1,878,410
總負債	Total liabilities	1,006,907	830,237
少數股東權益	Minority interests	24,920	19,459
所佔奇勝工業資產淨值	Share of net assets of CIHL	537,612	508,596

		2003 千港元 HK$'000	2002 千港元 HK$'000
本集團所佔奇勝工業股份於三月三十一日之市值	Market value of the shares in CIHL held by the Group at March 31	584,791	582,384

		截至二零零二年十二月三十一日止年度 Year ended December 31, 2002 千港元 HK$'000	截至二零零一年十二月三十一日止年度 Year ended December 31, 2001 千港元 HK$'000
全年業績	Results for the year		
營業額	Turnover	818,322	835,330
全年純利	Net profit for the year	35,163	49,538
集團應佔全年純利	Net profit for the year attributable to the Group	15,001	21,297

集團聯營公司奇勝工業之52.45%聯營公司，Gerard Industries (No. 3) Pty. Ltd.(「GI3PL」)，與澳洲稅務局產生糾紛，GI3PL指派法律顧問將案件轉介澳洲聯邦法院訴訟。澳洲稅務局宣稱應收共116,300,000澳元包括罰款及利息之稅金。於二零零三年三月三十一日，集團應佔部份扣除少數股東權益後預計為25,900,000澳元(約等值121,900,000港元)。由於可能未能在數年內得出最終結果，GI3PL管理層認為現在不能作出可靠之決定，因而沒有於其財務報告中提出撥備反映有關負債。

The 52.45% owned associate, Gerard Industries (No. 3) Pty. Ltd. ("GI3PL"), of the Group's associate, CIHL, in Australia has disputes with the Australian Taxation Office ("ATO") and GI3PL has instructed its legal counsel to take the matters to the Federal Court of Australia. Total assessment claimed by the ATO amounted to A$116.3 million including penalties and interest. The effective share of the amount attributable to the Group as at March 31, 2003, after minority interests, is estimated to be A$25.9 million (equivalent to approximately HK$121.9 million). The ultimate outcome, which may not be known for some years, cannot presently be determined by the management of GI3PL with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made in the financial statements of GI3PL.

16. 所佔聯營公司權益（續）

(b) （續）

就奇勝工業董事局的意見，基於GI3PL未來盈利能力，及考慮上述有關或然負債事項，GI3PL之價值將不會低於其現時在奇勝工業之賬面值，故認為於GI3PL之投資沒有按照新加坡會計準則第36號作出減值之需要。

公司董事已注意上述事宜及提出諮詢，就有關上述情況現時沒有重大性的事後發展及改變，因此認為集團於奇勝工業之投資沒有按照香港會計準則第31號作出減值之需要。

16. INTERESTS IN ASSOCIATES (continued)

(b) (continued)

In the opinion of the Board of Directors of CIHL, the valuation of GI3PL based on its future earnings potential and after taking into consideration the total amount of the above contingent liability, will not be less than its current carrying value in the books of CIHL, and therefore no impairment in CIHL's investment in GI3PL in accordance with Singapore Statements of Accounting Standard No. 36 is considered necessary.

The directors of the Company have taken note of the above matters and made due enquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters. Therefore, no impairment in the Group's investment in CIHL in accordance with SSAP 31 "Impairment of assets" is considered necessary.

17. 商標

17. TRADEMARKS

		2003 千港元 HK$'000	2002 千港元 HK$'000
集團	**THE GROUP**		
成本	**Cost**		
年初數及年末數	At beginning and end of the year	83,655	83,655
攤銷	**Amortisation**		
年初數	At beginning of the year	18,823	14,640
是年度攤銷	Provided for the year	4,183	4,183
年末數	At end of the year	23,006	18,823
賬面淨值	**Net book values**		
年末數	At end of the year	60,649	64,832

集團購入之商標按其估計可用年期約二十年攤銷。

Trademarks acquired by the Group are amortised over their estimated useful lives which are estimated to be twenty years.

18. 證券投資 / 18. INVESTMENTS IN SECURITIES

		投資證券 Investment securities		其他投資 Other investments		合計 Total	
		2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000
集團	THE GROUP						
香港上市證券	Listed securities in Hong Kong	–	–	185	413	185	413
於本港以外地區上市證券	Listed securities in jurisdictions other than Hong Kong	–	–	353,684	355,251	353,684	355,251
上市證券合計	Total listed securities	–	–	353,869	355,664	353,869	355,664
非上市證券	Unlisted securities	3,949	18,283	1,891	1,267	5,840	19,550
		3,949	18,283	355,760	356,931	359,709	375,214
上市證券市值	Market value of listed securities	–	–	275,189	307,868	275,189	307,868
證券投資賬面價值之分析如下：	Carrying value of investments in securities is analysed as follows:						
短期	Current	–	–	182,351	183,389	182,351	183,389
長期	Non-current	3,949	18,283	173,409	173,542	177,358	191,825
		3,949	18,283	355,760	356,931	359,709	375,214

以上全部證券投資均為股本證券。

All of the above investments in securities are equity securities.

於二零零三年三月三十一日之其他投資355,760,000港元（二零零二年：356,931,000港元）內，有關集團於美隆電器廠股份有限公司（「美隆電器廠」）股本證券之投資為352,563,000港元（二零零二年：354,130,000港元）。美隆電器廠於台灣成立，其主要業務為產製及銷售揚聲器。美隆電器廠之股份於台灣證券市場主板上市。

Included in other investments of HK$355,760,000 at March 31, 2003 (2002: HK$356,931,000) is an amount of HK$352,563,000 (2002: HK$354,130,000) representing the Group's investment in the equity securities of 美隆電器廠股份有限公司 Meiloon Industrial Co. Ltd. ("Meiloon"), a company incorporated in Taiwan which is engaged in the manufacture and sale of loudspeakers. Shares of Meiloon were traded on the main board of the stock exchange in Taiwan.

美隆電器廠兩年之價值均經由一間台灣證券交易商犇亞證券股份有限公司作出專業評估，及經本公司董事局作出認為符合美隆電器廠特有營商環境之調整。

The fair value of the investment in Meiloon for both years was derived from the professional valuation made by 犇亞證券股份有限公司 Primasia Securities Company Limited, a firm of independent securities traders in Taiwan, after adjusting for a discount factor as considered appropriate by the directors of the Company with reference to the specific business environment of Meiloon.

餘下之其他投資均以市場價格入賬。

The remaining other investments are stated at their market values.

根據公司條例第129條第2節，一項投資於二零零三年三月三十一日之詳情如下：

Particulars of an investment as at March 31, 2003 disclosed pursuant to Section 129(2) of the Companies Ordinance are as follows:

被投資公司名稱 Name of investee	成立地方 Place of incorporation	集團應佔已發行股本面值之比例 Proportion of nominal value of issued capital attributable to the Group	主要業務 Principal activities
美隆電器廠 Meiloon	台灣 Taiwan	15.22%	產製及銷售揚聲器 *Manufacture and sale of loudspeakers*

19. 給貿易夥伴之借款

集團

給貿易夥伴之借款中包括一項97,000,000港元(二零零二年:97,000,000港元)之借款,此借款為免息及無固定還款期。授予此借款為便利本集團之產品於中國之銷售及分銷。故此,該借款被分類為長期。

餘下之12,000,000港元(二零零二年:20,000,000港元)借款為集團一貿易夥伴股東之欠款,以其股本作擔保並給與一認購特權予GP工業於一九九九年一月一日至二零零一年十二月三十一日期間以互相協議之價錢購買其所有股本。根據一項雙方於二零零二年十二月三十日訂立之附加協議,認購特權之期限延長至二零零四年二月二十八日止。該應收賬收取商業價格之利息。董事局認為該應收款項並不可能於一年內償還,故此,該借款被分類為長期。

19. ADVANCES TO TRADE ASSOCIATES

THE GROUP

Included in advances to trade associates are advances of HK$97,000,000 (2002: HK$97,000,000) which are non-interest bearing and have no fixed repayment term. Such advances were granted for facilitating the selling and distribution of the Group's products in the PRC. Accordingly, the amounts are classified as non-current.

The remaining amount of HK$12,000,000 (2002: HK$20,000,000) represents a receivable from an owner of a trade associate of the Group who pledged the entire issued share capital of that trade associate in favour of GP Ind and granted an option to GP Ind to acquire these shares during the period from January 1, 1999 to December 31, 2001, which was extended to December 31, 2002, at a price to be agreed. Pursuant to a supplementary agreement entered into by the parties involved on December 30, 2002, the option period has been extended to February 28, 2004. The receivable bears interest at commercial rates. In the opinion of the directors, the receivable is not likely to be repaid within one year. Accordingly, the amount is classified as non-current.

20. 遞延支出

20. DEFERRED EXPENDITURE

		產品發展 Product development expenditure		專業訣竅 Technical know-how		總數 Total	
		2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000
集團	THE GROUP						
成本	Cost						
年初數	At beginning of the year	46,558	31,134	14,892	14,892	61,450	46,026
增加	Additions	8,967	15,424	–	–	8,967	15,424
應當出售一附屬公司	Deemed disposal of a subsidiary	(55,525)	–	–	–	(55,525)	–
年末數	At end of the year	–	46,558	14,892	14,892	14,892	61,450
攤銷	Amortisation						
年初數	At beginning of the year	22,110	12,935	14,892	14,668	37,002	27,603
是年度準備	Provided for the year	11,319	9,175	–	224	11,319	9,399
應當出售附屬公司時減除	Eliminated on deemed disposal of a subsidiary	(33,429)	–	–	–	(33,429)	–
年末數	At end of the year	–	22,110	14,892	14,892	14,892	37,002
賬面淨值	Net book values						
年末數	At end of the year	–	24,448	–	–	–	24,448

21. 商譽

21. GOODWILL

集團 THE GROUP	2003 千港元 HK$'000	2002 千港元 HK$'000
成本 Cost		
年初數 At beginning of the year	10,162	–
購入一項業務引發之商譽 Goodwill arising from acquisition of a business	–	9,500
增加一間附屬公司之權益而引發之商譽 Goodwill arising from acquisition of additional interest in a subsidiary	–	662
年末數 At end of the year	10,162	10,162
攤銷 Amortisation		
年初數 At beginning of the year	33	–
是年度減除 Charge for the year	983	33
年末數 At end of the year	1,016	33
淨值 Net book value		
年末數 At end of the year	9,146	10,129

商譽按預期可用年期攤銷。因收購產生之商譽預期可用年期估計不超過二十年。

Goodwill is amortised over its estimated useful life. The foreseeable lives of goodwill arising from the acquisition are expected to be not more than twenty years.

22. 存貨

22. INVENTORIES

	集團 THE GROUP 2003 千港元 HK$'000	2002 千港元 HK$'000
原料 Raw materials	132,356	129,344
在製品 Work in progress	15,883	17,910
製成品 Finished goods	134,757	194,769
	282,996	342,023

上列數字中包括按可變現淨值列賬於二零零三年三月三十一日之存貨合共約2,642,000港元（二零零二年：17,541,000港元）。

At March 31, 2003, the carrying amount of inventories included in the above that were carried at net realisable value was approximately HK$2,642,000 (2002: HK$17,541,000).

23. 應收賬項、應收票據及預付款項

本集團給予其貿易客戶信貸期，一般由三十天至一百二十天不等。應收賬項、應收票據及預付款項於資產負債表結算日之賬齡分析如下：

23. DEBTORS, BILLS RECEIVABLE AND PREPAYMENTS

The Group allows its trade customers with credit periods normally ranging from 30 days to 120 days. The following is an aged analysis of debtors, bills receivable and prepayments at the balance sheet date:

	集團 THE GROUP 2003 千港元 HK$'000	2002 千港元 HK$'000
0 – 60天 0 – 60 days	271,892	310,549
61 – 90天 61 – 90 days	13,530	23,347
超過 90天 Over 90 days	247,768	266,531
	533,190	600,427

24. 應付賬項及費用

應付賬項及費用於資產負債表結算日之賬齡分析如下：

24. CREDITORS AND ACCRUED CHARGES

The following is an aged analysis of creditors and accrued charges at the balance sheet date:

		集團 THE GROUP	
		2003 千港元 HK$'000	2002 千港元 HK$'000
0 – 60 天	0 – 60 days	294,101	247,467
61 – 90 天	61 – 90 days	54,966	60,077
超過 90 天	Over 90 days	44,993	38,052
		394,060	345,596

25. 財務租賃責任

25. OBLIGATIONS UNDER FINANCE LEASES

		最低之租賃還款 Minimum lease payments		最低租賃還款之現值 Present value of minimum lease payments	
		2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000
財務租賃責任如下：	Amounts payable under finance leases are as follows:				
集團	THE GROUP				
一年內到期	Within one year	2,200	3,189	2,127	3,033
二至五年期	In the second to fifth years inclusive	2,748	2,442	2,698	2,340
		4,948	5,631	4,825	5,373
減：未來財務支出	Less: Future finance charges	(123)	(258)	–	–
租賃責任之現值	Present value of lease obligations	4,825	5,373	4,825	5,373
減：一年內到期列入流動負債 (附註27)	Less: Amount due within one year shown under current liabilities (note 27)			(2,127)	(3,033)
一年後到期	Amount due after one year			2,698	2,340

公司 THE COMPANY	最低之租賃還款 Minimum lease payments 2003 千港元 HK$'000	2002 千港元 HK$'000	最低租賃還款之現值 Present value of minimum lease payments 2003 千港元 HK$'000	2002 千港元 HK$'000
一年內到期 Within one year	1,137	2,111	1,083	2,066
二至五年期 In the second to fifth years inclusive	1,599	156	1,566	156
	2,736	2,267	2,649	2,222
減：未來財務支出 Less: Future finance charges	(87)	(45)	–	–
租賃責任之現值 Present value of lease obligations	2,649	2,222	2,649	2,222
減：一年內到期列入流動負債（附註27） Less: Amount due within one year shown under current liabilities (note 27)			(1,083)	(2,066)
一年後到期 Amount due after one year			1,566	156

公司政策以財務租賃租用部分物業、廠房及設備。財務租賃平均年期為三至四年。息率按合約訂定日時一般市場息率而定。所有租賃均以固定還款為基準。

It is the Group's policy to lease certain of its property, plant and equipment under finance leases. The finance leases are negotiated for a lease term from 3 to 4 years. Interest rates are negotiated at the prevailing market rates and are fixed at the contract date. All leases are on a fixed repayment basis.

26. 銀行貸款、透支及商業信貸

26. BANK LOANS, OVERDRAFTS AND IMPORT LOANS

	集團 THE GROUP 2003 千港元 HK$'000	2002 千港元 HK$'000	公司 THE COMPANY 2003 千港元 HK$'000	2002 千港元 HK$'000
一年內償還之銀行貸款（附註27） Current portion of bank loans (note 27)	724,946	420,508	609,639	365,131
短期銀行貸款 Short term bank loans	164,882	116,342	55,700	–
商業信貸 Import loans	14,016	79,681	–	–
銀行透支 Bank overdrafts	7,361	10,042	–	–
	911,205	626,573	665,339	365,131
有抵押 Secured	1,312	2,470	739	–
無抵押 Unsecured	909,893	624,103	664,600	365,131
	911,205	626,573	665,339	365,131

27. 借款

27. BORROWINGS

		集團 THE GROUP		公司 THE COMPANY	
		2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000
銀行貸款	Bank loans				
－無抵押	– Unsecured	1,288,094	1,809,937	841,850	1,206,343
－有抵押（附註a）	– Secured (Note a)	22,942	15,442	7,290	7,933
定息票據（附註b）	Fixed rate notes (Note b)	419,900	211,700	–	–
		1,730,936	2,037,079	849,140	1,214,276
財務租賃責任（附註25）	Obligations under finance leases (note 25)	4,825	5,373	2,649	2,222
		1,735,761	2,042,452	851,789	1,216,498
減：於一年內須償還款項	Less: Amount due within one year				
－銀行貸款（附註26）	– bank loans (note 26)	(724,946)	(420,508)	(609,639)	(365,131)
－財務租賃責任（附註25）	– *obligations under finance leases* (note 25)	(2,127)	(3,033)	(1,083)	(2,066)
		1,008,688	1,618,911	241,067	849,301
貸款須於下列年期內償還：	The bank loans are repayable within a period of:				
一年內	Within 1 year	724,946	420,508	609,639	365,131
超過一年但不逾兩年	Between 1-2 years	491,899	1,118,788	223,960	609,569
超過兩年但不逾五年	Between 2-5 years	508,087	489,965	12,159	235,179
超過五年	Over 5 years	6,004	7,818	3,382	4,397
		1,730,936	2,037,079	849,140	1,214,276
減：列於流動負債於一年內須償還款項（附註26）	Less: Amount due within one year shown under current liabilities (note 26)	(724,946)	(420,508)	(609,639)	(365,131)
		1,005,990	1,616,571	239,501	849,145

於二零零三年六月六日，本集團與銀行簽署協議對就於二零零零年六月作出還款期為期三年之部份借貸作出再融資。在再融資協議下，原先應於二零零四年三月三十一日前償還總值190,000,000港元之貸款，將會延至二零零四年後償還。因此，以上還款表列中總額190,000,000港元之貸款被列於超過一年以上行列。

On June 6, 2003, the Group entered into an agreement with a bank to refinance certain borrowings which were drawn down in June 2000 and repayable over a period of three years. Under the refinancing agreement, HK$190 million of the loans originally due in the year ending March 31, 2004 will now be repayable after 2004. As a result, for the purpose of preparation in the repayment schedule set out above, an amount of HK$190 million has been included in the amount due after one year.

附註：

(a) 銀行貸款以物業總賬面值約34,845,000港元（二零零二年：35,445,000港元）向銀行作樓宇貸款之抵押。

(b) 集團之附屬公司GP工業於二零零一年四月十六日，透過其於二零零一年四月十一日成立的200,000,000坡元中期票據計劃（「中期票據計劃」）發行總值50,000,000坡元年息3.95%之定息貸款票據。票據到期日為二零零四年，附帶年息率為3.95%，並於新加坡交易所上市。

於二零零二年十一月十八日，GP工業透過其第二期中期票據計劃發行總值50,000,000坡元之非上市浮動息率貸款票據予一銀團。浮動息率票據到期日為二零零五年，附帶年息率為現行市場息率。於二零零二年十二月，GP工業與一銀行透過一項息率調期協議，於二零零三年五月十九日至二零零四年五月十八日期間，將20,000,000坡元之浮動息率貸款票據調作定息貸款票據。於是年度，GP工業購買並註銷5,000,000坡元之票據。

於二零零三年三月三十一日，此票據之結餘為95,000,000坡元（相等於419,900,000港元）。

Notes:

(a) The bank loans are secured by properties with an aggregate carrying value of approximately HK$34,845,000 (2002: HK$35,445,000) in favour of banks for the mortgage loan facilities granted.

(b) GP Ind, a subsidiary of the Group, issued an amount of S$50 million (equivalent to HK$211,700,000) 3.95% fixed rate notes on April 16, 2001 under a S$200 million Medium Term Note Programme ("MTN Programme") established by GP Ind on April 11, 2001. The fixed rate notes which will be due in 2004 bear interest at 3.95% per annum and are listed on the Singapore Stock Exchange.

On November 18, 2002, GP Ind issued an amount of S$50 million unlisted floating rate notes to a syndicate of banks as a second series of its MTN Programme. The floating rate notes which will be due in 2005 bear interest at prevailing market rate. In December 2002, GP Ind entered into an interest rate swap agreement with a bank to swap the floating rate of S$20 million of the floating rate notes for a fixed rate for the period from May 19, 2003 to May 18, 2004. During the year, GP Ind purchased and cancelled S$5 million of the notes.

At March 31, 2003, the outstanding balance of these notes were S$95 million (equivalent to HK$419,900,000).

28. 可換股票據

28. CONVERTIBLE NOTE

集團及公司 THE GROUP AND THE COMPANY	2003 千港元 HK$'000	2002 千港元 HK$'000
已發行可換股票據 Convertible note issued	80,000	80,000
應付利息 Interest accrued	5,925	3,423
	85,925	83,423

於二零零零年十月十二日，本公司與一海外投資者就本公司於二零零零年十月三十一日發行之80,000,000港元之可換股票據(「可換股票據」)訂立一項認購協議(「認購協議」)。該可換股票據將於可換股票據發行日五年後的當日到期，並將會向可換股票據持有人償還。可換股票據概無提早贖回的選擇權。

由可換股票據發行日期起至可換股票據到期日止期間(包括首尾兩天)內任何時間，可換股票據持有人被賦予以下之權利(「權利」)：

(a) 以初步換股價每股2.60港元(「換股價」)將可換股票據本金額的全數或部分轉換為本公司每股面值0.50港元普通股新股，惟數額不可低於10,000,000港元或其整數之倍數；或

(b) 以初步交換價0.845坡元及固定換股滙價1坡元兑換為4.453港元(「交換價」)將可換股票據本金額的全數或部份交換為GP工業每股面值0.20坡元之普通股，惟數額不可低於10,000,000港元或其整數之倍數；或

(c) 為(a)及(b)的組合。

換股價在認購協議所述的若干情況下可予以調整。

On October 12, 2000, the Company entered into a subscription agreement (the "Subscription Agreement") with an overseas investor in connection with the issue of a convertible note (the "Convertible Note") of HK$80,000,000 for cash on October 31, 2000. The Convertible Note will mature and will be repaid to the holder of the Convertible Note on the date falling five years after the date of issue of the Convertible Note. There is no early redemption option for the Convertible Note.

The holder of the Convertible Note has been granted with the rights (the "Rights") at any time during the period from the date of issue to the maturity date of the Convertible Note (both days inclusive) as follows:

(a) To convert in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into new ordinary shares of the Company of HK$0.50 each at an initial conversion price of HK$2.60 per share (the "Conversion Price"); or

(b) To exchange in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into ordinary shares of GP Ind of S$0.20 each at an initial exchange price of S$0.845 and with a rate of exchange of S$1 to HK$4.453 (the "Exchange Price"); or

(c) A combination of both (a) and (b).

The Conversion Price is subject to adjustment in certain circumstances as detailed in the Subscription Agreement.

28. 可換股票據(續)

再者，在發生任何以下事項時:

(I) 倘由可換股票據發行日期起至可換股票據發行日期的第二個週年日期(包括該日)止的任何時間；

(i) 股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的150%或以上者；或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為於十五個交易日期間最後一個交易日之有效交換價的150%或以上者；或

(II) 倘由可換股票據發行日期的第三個週年的第一日起至可換股票據到期日(包括該日)止的任何時間；

(i) 股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的180%或以上者；或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為該十五個交易日期間最後一個交易日之有效交換價的180%或以上者；

則本公司將絕對有權:

(a) 要求可換股票據持有人以換股價轉換可換股票據本金額的全數或任何部份為本公司每股面值0.50港元普通股新股，惟數額不可低於10,000,000港元或其整數之倍數(如(I)(i)或(II)(i)的情況下適用者)；或

(b) 要求可換股票據持有人以交換價交換可換股票據本金額的全數或任何部份為GP工業每股面值0.20坡元之普通股，惟數額不可低於10,000,000港元或其整數之倍數(如(I)(ii)或(II)(ii)的情況下而適用者)；或

(c) (a)及(b)的組合(如(I)(i)及(I)(ii)兩者或(II)(i)及(II)(ii)兩者的情況下而適用者)。

可換股票據將附有利息，由發行日期起計以年息3%計算，每年(倘不足一年者以比例方式計算)計入票據不時尚未償還的本金額內。應計利息將不會償還而將會被遞延並隨後成為可換股票據本金額的一部分。

於二零零一年二月九日，本公司訂立一項附加契約就有關於二零零一年二月九日至二零零二年二月八日期間轉換為本公司普通股之每股換股價由2.60港元更改為2.20港元。而於二零零二年二月九日後至可換股票據到期日二零零五年十月三十一日(包括首尾兩天)期間之換股價則繼續為2.60港元。

於過去兩年，並無任何全部或部份可換股票據之轉換發生。

28. CONVERTIBLE NOTE (continued)

In addition, upon the occurrence of any of the following events:

(I) If at any time from the date of issue of the Convertible Note up to (and including) the second anniversary of the date of issue of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on the Stock Exchange for fifteen consecutive dealing days is 150% or more of the Conversion Price in force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GP Ind on the Singapore Stock Exchange for fifteen consecutive dealing days is 150% or more of the Exchange Price in force on the last dealing day of such fifteen day period; or

(II) If at any time from the first day of the third anniversary of the date of issue of the Convertible Note up to (and including) the maturity day of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on the Stock Exchange for fifteen consecutive dealing days is 180% or more of the Conversion Price in force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GP Ind on the Singapore Stock Exchange for fifteen consecutive dealing days is 180% or more of the Exchange Price in force on the last dealing day of such fifteen day period,

the Company is then entitled, at its sole option, either:

(a) To require the holder of the Convertible Note to convert in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into new ordinary shares of the Company of HK$0.50 each at Conversion Price (in case either (I)(i) or (II)(i) is applicable); or

(b) To require the holder of the Convertible Note to exchange in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into ordinary shares of GP Ind of S$0.20 each at the Exchange Price (in case either (I)(ii) or (II)(ii) is applicable); or

(c) A combination of both (a) and (b) (in case either both (I)(i) and (I)(ii) or both (II)(i) and (II)(ii) are applicable).

The Convertible Note bears interest from the date of issue at the rate of 3% per annum accrued on a yearly basis on the principal amount of the Convertible Note outstanding. The interest accrued will not be paid to the holder of the Convertible Note but will be deferred and will thereafter form part of the principal amount of the Convertible Note.

On February 9, 2001, the Company entered into a supplemental deed to amend the Conversion Price from HK$2.60 to HK$2.20 for each ordinary share of the Company with respect to the period from February 9, 2001 to February 8, 2002. The Conversion Price continues to be HK$2.60 for each ordinary share of the Company thereafter from February 9, 2002 to the expiry date of the Convertible Note on October 31, 2005, both days inclusive.

In the past two years, no conversion either in whole or in part of the Convertible Note was made.

29. 遞延稅項

29. DEFERRED TAXATION

		集團 THE GROUP	
		2003 千港元 HK$'000	2002 千港元 HK$'000
年初結存	Balance at beginning of the year	4,675	2,980
貨幣調整	Currency realignment	26	(29)
是年度變動(附註10)	Movement for the year (note 10)	1,696	1,724
應當出售一附屬公司	On deemed disposal of a subsidiary	(5,731)	–
年終結存	Balance at end of the year	666	4,675

於資產負債表結算日，潛在(資產)負債總額的主要項目(包括已撥備款項)如下：

At the balance sheet date, the major components of the total potential (asset) liability, including the amounts for which provision has been made, are as follows:

		潛在(資產)負債總額 Total potential (asset) liability		撥備總額 Amount provided		無撥備總額 Amount unprovided	
		2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000
集團	**THE GROUP**						
由以下項目引起時間差距之稅項影響：	Tax effect of timing differences attributable to:						
稅項寬減超出折舊賬項之差額	Excess of tax allowances over accounting depreciation	4,894	5,255	735	464	4,159	4,791
其他時間差距	Other timing differences	676	5,914	(55)	4,224	731	1,690
減：課稅上虧損	Less: Taxation losses	(8,811)	(11,125)	(14)	(13)	(8,797)	(11,112)
遞延稅項淨(資產)負債	Net deferred tax (asset) liability	(3,241)	44	666	4,675	(3,907)	(4,631)
公司	**THE COMPANY**						
由以下項目引起時間差距之稅項影響：	Tax effect of timing differences attributable to:						
稅項寬減超出折舊賬項之差額	Excess of tax allowances over accounting depreciation	2,025	1,900	–	–	2,025	1,900
其他時間差距	Other timing differences	710	1,412	–	–	710	1,412
減：課稅上虧損	Less: Taxation losses	–	(371)	–	–	–	(371)
遞延稅項淨負債	Net deferred tax liability	2,735	2,941	–	–	2,735	2,941

經過考慮集團的未來中期財政計劃及預測後，賬目上沒有為不預期會在可見將來逆轉之時間差距作出遞延稅項之撥備。

No provision for deferred taxation has been made in respect of timing differences which are not expected to reverse in the foreseeable future, after taking into consideration the Group's medium term financial plans and projections.

由於隨後出售物業所變現之任何溢利不須繳稅，重估物業之盈餘沒有在遞延稅項構成時間差距。

The surplus arising on revaluation of properties does not constitute a timing difference for deferred taxation purpose as any profit realised on their subsequent disposal would not be subject to taxation.

30. 股本

30. SHARE CAPITAL

		股份數目 Number of shares	千港元 HK$'000
普通股每股面值0.50港元：	Ordinary shares of HK$0.50 each:		
法定股本：	Authorised:		
於二零零一年三月三十一日、二零零二年三月三十一日及二零零三年三月三十一日結存	Balance at March 31, 2001, March 31, 2002 and March 31, 2003	800,000,000	400,000
已發行及繳足：	Issued and fully paid:		
於二零零一年四月一日結存	Balance at April 1, 2001	531,605,067	265,803
因行使認股權而發行股份	Issue of shares upon exercise of share options	300,000	150
於二零零二年三月三十一日、二零零二年四月一日及二零零三年三月三十一日結存	Balance at March 31, 2002, April 1, 2002 and March 31, 2003	531,905,067	265,953

本公司的法定、已發行及繳足的股本於是年度內並沒有改變。

There were no changes in the Company's authorised, issued and fully paid share capital in the current year.

截至二零零二年三月三十一日止之年度內，300,000認股權被行使，公司發行300,000股每股面值0.50港元之股份，當中200,000股股份以每股1.41港元發行，餘下的100,000股則以每股1.45港元發行。所有該等發行之股份與當時已發行股份在各方面均享有同等權利。

During the year ended March 31, 2002, 300,000 share options were exercised, resulting in the issue of 300,000 shares of HK$0.50 each in the Company of which 200,000 shares were issued at an exercise price of HK$1.41 per share and the remaining 100,000 shares were issued at an exercise price of HK$1.45 per share. The shares issued rank pari passu with the then existing shares in issue in all respects.

31. 認股權

(i) 公司之認股權計劃

本公司有一項根據於一九九九年九月二十八日通過之一項普通決議案而採納之高級職員認股權計劃(「舊認股權計劃」)。舊認股權計劃於生效當日起計五年內被確認及有效，直至於二零零二年九月十二日被按於同日通過之一項普通決議案而採納之新認股權計劃(「新認股權計劃」)所取代而終止。舊認股權計劃及新認股權計劃之目的是促使本公司能授予合適的僱員及董事認股權，以獎勵其對公司之貢獻。

依據新認股權計劃，授權本公司之董事，於新認股權計劃生效後之五年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於認股權授予日期前五個交易日之平均收市價格或授予當日本公司股票收市價或其票面值(以價高者為準)。除另行取消或修訂，新認股權計劃於生效當日起計五年內被確認及有效。此計劃所授予之股票總數不可超過公司已發行股本之10%。按新認股權計劃於任何十二個月內所授予任何個別人士之認股權而產生的股票數目不得超過授予日已發行股份之1%。

按新認股權計劃授予之認股權必須於授予認股權之指定日期內，以1港元作代價支付。

31. SHARE OPTIONS

(i) The Company's share option schemes

Pursuant to an ordinary resolution of the Company passed on September 28, 1999, the Company adopted an executive share option scheme (the "Old ESOS") on that date. The Old ESOS was initially valid and effective for a period of five years from the date of adoption. On September 12, 2002, an ordinary resolution was passed to replace the Old ESOS by a new share option scheme (the "New Option Scheme"). The purposes of the Old ESOS and the New Option Scheme are to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company.

According to the New Option Scheme, the directors of the Company are authorised, at any time within five years after the adoption of the New Option Scheme, to grant options to any directors or employees of the Company or any of its subsidiaries to subscribe for the Company's shares at a price not less than the average of the closing prices of the Company's shares on the five trading days immediately preceding the offer date of the options, the closing price of the Company's shares on the offer date or the nominal value of the Company's shares, whichever is higher. Unless otherwise cancelled or amended, the New Option Scheme will be valid and effective for a period of five years from the date of adoption. The maximum number of shares in respect of which options may be granted under the New Option Scheme cannot exceed 10% of the issued share capital of the Company. The number of shares in respect of which options may be granted to any individual in any twelve-month period up to the offer date is not permitted to exceed 1% of the number of shares in issue.

Option granted under the New Option Scheme must be taken up within the period as specified in the offer of options and upon payment of HK$1 as the consideration for the options granted.

於二零零二年三月三十一日及二零零三年三月三十一日，按舊認股權計劃授予而未行使之認股權之數目如下：

The share options outstanding under the Old ESOS during the year ended March 31, 2002 and as at March 31, 2002 and 2003 are as follows:

可行使之日期 Exercisable period	行使價 港元 Exercise price HK$	於二零零一年四月一日尚未行使 Outstanding at 4.1.2001	截至二零零二年三月三十一日年度內行使 Exercised during the year ended 3.31.2002	於二零零二年三月三十一日及於二零零三年三月三十一日尚未行使 Outstanding at 3.31.2002 and 3.31.2003
董事: Directors:				
3.8.2000 – 5.7.2005	1.41	4,125,000	–	4,125,000
3.30.2001 – 3.29.2006	1.45	6,625,000	–	6,625,000
		10,750,000	–	10,750,000
僱員: Employees:				
3.8.2000 – 5.7.2005	1.41	675,000	200,000	475,000
3.30.2001 – 3.29.2006	1.45	3,325,000	100,000	3,225,000
		4,000,000	300,000	3,700,000

於二零零一年六月十七日至二零零一年七月十六日行使認股權期間，股份之市價範圍由每股1.65港元至1.80港元。

The market prices of the shares on the dates of which options were exercised for the period from June 17, 2001 to July 16, 2001 were ranged from HK$1.65 to HK$1.80 per share.

於二零零三年三月三十一日，按新認股權計劃於二零零二年十月十八日授予而未行使之認股權之數目如下：

The share options granted on October 18, 2002 and outstanding under the New Option Scheme as at March 31, 2003 are as follows:

可行使之日期 Exercisable period	行使價 港元 Exercise price HK$	於年內授予及於二零零三年三月三十一日尚未行使 Granted during the year and outstanding at 3.31.2003
董事: Directors:		
4.18.2003 – 10.17.2007	1.17	7,750,000
僱員: Employees:		
4.18.2003 – 10.17.2007	1.17	3,870,000
		11,620,000

(ii) GP 工業之認股權計劃

GP工業有一項根據於一九九六年九月十九日通過之一項決議案而採納之高級職員認股權計劃(「舊GP工業認股權計劃」)，使其董事可授予GP工業及其任何附屬公司之合適僱員(包括執行董事)認購GP工業股份之權利。舊GP工業認股計劃於生效當日起計十年內被確認及有效，直至於一九九九年十一月十九日被按於同日舉行之股東特別大會上通過之一項決議案而採納之新一九九九年GP工業認股權計劃(「一九九九年GP工業認股權計劃」)所取代而終止。舊GP工業認股權計劃之目的是促使GP工業能授予合適的僱員及董事認股權，以獎勵其對GP工業之貢獻。按舊GP工業認股權計劃及一九九九年GP工業認股權計劃授予之認股權可分別於這等權利授予日期之首個週年日，首個週年日或第二個週年日起行使。

(ii) GP Ind's share option schemes

GP Ind has an executives' share option scheme (the "Old GP Ind ESOS"), which was adopted pursuant to a resolution passed on September 19, 1996 to enable the directors of GP Ind to offer to eligible employees, including executive directors, of GP Ind or any of its subsidiaries options to subscribe for GP Ind's shares. The Old GP Ind ESOS was initially valid and effective for a period of ten years from the date of adoption until it was discontinued and replaced by the new GP Ind share option scheme 1999 (the "GP Ind 1999 Option Scheme") on November 19, 1999 pursuant to a resolution passed at an extraordinary general meeting on the same date. The purpose of the Old GP Ind ESOS is to enable GP Ind to grant options to eligible employees and directors as incentives and rewards for their contributions to GP Ind. Options granted under the Old GP Ind ESOS and the GP Ind 1999 Option Scheme are exercisable after the first anniversary of the date of grant and, the first anniversary or the second anniversary of the date of grant, respectively.

31. 認股權（續）

(ii) GP工業之認股權計劃（續）

依照一九九九年GP工業認股權計劃，授權GP工業之董事，於一九九九年GP工業認股權計劃生效後之十年內任何時間，可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權，其作價並不可高於該計劃提供前三個交易日之平均價格之20%折讓或其票面值，以價高者為準。除另行取消或修訂，一九九九年GP工業認股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其提供日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之認股權而產生的股票數目不得超過透過一九九九年GP工業認股權計劃已發行及可發行股份之20%。

按一九九九年GP工業認股權計劃授予的認股權必須於授予認股權之指定時期內，以1坡元作代價支付。

於截至二零零三年三月三十一日之兩年內及於二零零二年三月三十一日及二零零三年三月三十一日，尚未行使之舊GP工業認股權計劃之認股權如下：

31. **SHARE OPTIONS** (continued)

(ii) GP Ind's share option schemes (continued)

According to the GP Ind 1999 Option Scheme, the directors of GP Ind are authorised, at any time within ten years after the adoption of GP Ind 1999 Option Scheme, to grant options to any directors or employees of GP Ind or any of its subsidiaries to subscribe for GP Ind's shares at a price not more than 20% discount of the average of the closing prices of GP Ind's shares on the three trading days immediately preceding the offer date of the options or the nominal value of the GP Ind's shares, whichever is higher. Unless otherwise cancelled or amended, GP Ind 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the GP Ind 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of GP Ind on the day preceding the offer date. The number of shares in respect of which options may be granted to any individual at any time is not permitted to exceed 20% of the aggregate number of shares for the time being issued and issuable under the GP Ind 1999 Option Scheme.

Option granted under the GP Ind 1999 Option Scheme must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted.

The share options outstanding under the Old GP Ind ESOS during the year end March 31, 2002 and 2003 and as at March 31, 2002 and 2003 are as follows:

可行使之日期 Exercisable period	行使價 美元 Exercise price US$	於二零零一年四月一日尚未行使 Outstanding at 4.1.2001	於截至二零零二年三月三十一日年度內行使 Exercised during the year ended 3.31.2002	於截至二零零二年三月三十一日年度內期滿／註銷 Lapsed/cancelled during the year ended 3.31.2002	於二零零二年三月三十一日尚未行使 Outstanding at 3.31.2002	於截至二零零三年三月三十一日年度內行使 Exercised during the year ended 3.31.2003	於截至二零零三年三月三十一日年度內註銷 Cancelled during the year ended 3.31.2003	於二零零三年三月三十一日尚未行使 Outstanding at 3.31.2003
公司之董事： **Directors of the Company:**								
2.3.1998-2.2.2002	0.60	280,000	–	(280,000)	–	–	–	–
7.23.1999-7.22.2003	0.30	160,000	–	–	160,000	–	–	160,000
8.2.2000-8.1.2004	0.41	520,000	–	–	520,000	–	–	520,000
		960,000	–	(280,000)	680,000	–	–	680,000
GP工業之董事： **Directors of GP Ind:**								
2.3.1998-2.2.2002	0.60	100,000	–	(100,000)	–	–	–	–
8.2.2000-8.1.2004	0.41	200,000	–	–	200,000	–	–	200,000
		300,000	–	(100,000)	200,000	–	–	200,000
僱員： **Employees:**								
2.3.1998-2.2.2002	0.60	1,244,000	–	(1,244,000)	–	–	–	–
7.23.1999-7.22.2003	0.30	1,045,000	(95,000)	–	950,000	(255,000)	(40,000)	655,000
8.2.2000-8.1.2004	0.41	2,215,000	(130,000)	(75,000)	2,010,000	–	(100,000)	1,910,000
		4,504,000	(225,000)	(1,319,000)	2,960,000	(255,000)	(140,000)	2,565,000

於二零零一年五月十日至二零零一年六月十五日行使認股權期間，GP工業股份之市價範圍由每股0.79坡元至0.80坡元。於二零零二年六月五日至二零零三年三月十日行使認股權期間，GP工業股份之市價範圍由每股0.65坡元至0.72坡元。

The market prices of shares of GP Ind on the dates of which options were exercised for the period from May 10, 2001 to June 15, 2001 were ranged from S$0.79 to S$0.80 per share in GP Ind. The market prices of shares of GP Ind on the dates of which options were exercised for the period from June 5, 2002 to March 10, 2003, were ranged from S$0.65 to S$0.72 per share in GP Ind.

於截至二零零三年三月三十一日之兩年內及於二零零二年三月三十一日及於二零零三年三月三十一日，尚未行使之一九九九年GP工業認股權計劃之認股權如下：

The share options granted outstanding the GP Ind 1999 Option Scheme during the year ended March 31, 2002 and 2003 and as at March 31, 2002 and 2003 are as follows:

可行使之日期 Exercisable period	行使價 坡元 Exercise price S$	於二零零一年四月一日尚未行使 Outstanding at 4.1.2001	於截至二零零二年三月三十一日年度內授予 Granted during the year ended 3.31.2002	於截至二零零二年三月三十一日年度內註銷 Cancelled during the year ended 3.31.2002	於二零零二年三月三十一日尚未行使 Outstanding at 3.31.2002	於截至二零零三年三月三十一日年度內授予 Granted during the year ended 3.31.2003	於截至二零零三年三月三十一日年度內行使 Exercised during the year ended 3.31.2003	於截至二零零三年三月三十一日年度內註銷 Cancelled during the year ended 3.31.2003	於二零零三年三月三十一日尚未行使 Outstanding at 3.31.2003
公司之董事： Directors of the Company:									
4.14.2002-4.13.2010	0.456	760,000	–	–	760,000	–	(240,000)	–	520,000
4.4.2003-4.3.2011	0.620	–	1,520,000	–	1,520,000	–	–	–	1,520,000
8.14.2003-8.13.2012	0.550	–	–	–	–	974,000	–	–	974,000
		760,000	1,520,000	–	2,280,000	974,000	(240,000)	–	3,014,000
GP工業之董事： Directors of GP Ind:									
4.14.2002-4.13.2010	0.456	180,000	–	–	180,000	–	–	–	180,000
4.4.2003-4.3.2011	0.620	–	400,000	–	400,000	–	–	–	400,000
8.14.2003-8.13.2012	0.550	–	–	–	–	255,000	–	–	255,000
		180,000	400,000	–	580,000	255,000	–	–	835,000
GP工業之非執行董事： Non-executive director of GP Ind:									
4.14.2002-4.13.2005	0.456	170,000	–	–	170,000	–	–	–	170,000
4.4.2003-4.3.2006	0.620	–	340,000	–	340,000	–	–	–	340,000
8.14.2003-8.13.2007	0.550	–	–	–	–	218,000	–	–	218,000
		170,000	340,000	–	510,000	218,000	–	–	728,000
僱員： Employees:									
4.14.2002-4.13.2010	0.456	2,293,000	–	(238,000)	2,055,000	–	(445,000)	(38,000)	1,572,000
4.4.2003-4.3.2011	0.620	–	4,884,000	(516,000)	4,368,000	–	–	(310,000)	4,058,000
8.14.2003-8.13.2012	0.550	–	–	–	–	2,940,000	–	(127,000)	2,813,000
		2,293,000	4,884,000	(754,000)	6,423,000	2,940,000	(445,000)	(475,000)	8,443,000

於二零零二年四月十五日至二零零三年三月二十七日行使認股權期間，GP工業股份之市價範圍由每股0.55坡元至0.72坡元。

認股權之財務影響將不被納入本公司或本集團的資產負債表，直至認股權被行使，其相關的費用或成本將不會計入損益表或資產負債表。當認股權被行使後，本公司或其附屬公司將把股份票面值計入公司或其附屬公司新增之股東資金，而高於票面值之行使溢價會被列入股本溢價賬目。

The market prices of shares of GP Ind on the dates of which options were exercised for the period from April 15, 2002 to March 27, 2003 were ranged from S$0.55 to S$0.72 per share in GP Ind.

The financial impact of the share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs. Upon the exercise of the share options, the resulting shares issued are recorded by the Company or its subsidiary as additional share capital of the Company or its subsidiary at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded in the share premium account.

32. 儲備 32. RESERVES

		股本溢價 Share premium 千港元 HK$'000	法定盈餘 Legal surplus 千港元 HK$'000	物業重估儲備 Properties revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	商譽儲備 Goodwill reserve 千港元 HK$'000	股本儲備 Capital reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	累積溢利 Accumulated profits 千港元 HK$'000	合計 Total 千港元 HK$'000
集團	**THE GROUP**										
於二零零一年四月一日	At April 1, 2001	448,976	9,514	100,603	(203,105)	(652,542)	48,233	35,358	21,266	894,891	703,194
發行新股溢價（扣除開支）	Premium on issue of shares, net of expenses	267	–	–	–	–	–	–	–	–	267
轉入儲備	Transfer of reserves	–	231	–	–	–	1,403	–	–	(1,634)	–
所佔聯營公司儲備	Share of reserves of associates	–	–	–	(11,469)	–	(12,750)	–	–	–	(24,219)
貨幣調整	Currency realignment	–	–	–	2,255	–	–	–	–	–	2,255
出售附屬公司所變現之商譽	Goodwill realised upon the disposal of subsidiaries	–	–	–	–	192	–	–	–	–	192
全年純利	Net profit for the year	–	–	–	–	–	–	–	–	37,366	37,366
已派發股息	Dividend paid										
－二零零一年末期股息	– 2001 final dividend	–	–	–	–	–	–	–	(21,266)	–	(21,266)
－二零零二年中期股息	– 2002 interim dividend	–	–	–	–	–	–	–	–	(13,298)	(13,298)
建議股息	Dividend proposed										
－二零零二年末期股息	– 2002 final dividend	–	–	–	–	–	–	–	7,979	(7,979)	–
於二零零二年三月三十一日及二零零二年四月一日	At March 31, 2002 and April 1, 2002	449,243	9,745	100,603	(212,319)	(652,350)	36,886	35,358	7,979	909,346	684,491
轉入儲備	Transfer of reserves	–	422	–	–	–	–	–	–	(422)	–
所佔聯營公司儲備	Share of reserves of associates	–	–	–	5,019	–	26	–	–	–	5,045
貨幣調整	Currency realignment	–	–	–	(4,692)	–	–	–	–	–	(4,692)
出售附屬公司所變現	Realised upon the disposal of subsidiaries	–	–	–	637	604	(33)	–	–	–	1,208
應當出售一間附屬公司所變現	Realised upon deemed disposal of a subsidiary	–	–	–	–	10,956	–	–	–	–	10,956
全年純利	Net profit for the year	–	–	–	–	–	–	–	–	71,480	71,480
已派發股息	Dividend paid										
－二零零二年末期股息	– 2002 final dividend	–	–	–	–	–	–	–	(7,979)	–	(7,979)
－二零零三年中期股息	– 2003 interim dividend	–	–	–	–	–	–	–	–	(15,957)	(15,957)
建議股息	Dividend proposed										
－二零零三年末期股息	– 2003 final dividend	–	–	–	–	–	–	–	18,617	(18,617)	–
於二零零三年三月三十一日	**At March 31, 2003**	**449,243**	**10,167**	**100,603**	**(211,355)**	**(640,790)**	**36,879**	**35,358**	**18,617**	**945,830**	**744,552**
屬於聯營公司：	Attributable to associates										
於二零零三年三月三十一日	At March 31, 2003	–	**1,558**	**13,868**	**(215,700)**	**(153,630)**	**27,301**	–	–	**747,626**	**421,023**
於二零零二年三月三十一日	At March 31, 2002	–	1,558	13,868	(220,719)	(153,630)	27,275	–	–	659,319	327,671

法定盈餘包括集團所佔於中國之附屬公司及聯營公司之法定盈餘儲備。於本年中，就中國之地區法定要求，總數422,000港元(二零零二年：231,000港元)之儲備被分配及轉至法定盈餘。

資本儲備包括9,612,000港元(二零零二年：9,612,000港元)於中國附屬公司之被資本化溢利，該等被資本化溢利待取得有關中國法定同意，可進行分配以增加該等中國附屬公司之資本。於二零零二年中，就中國之地區法定要求，總數1,403,000港元之儲備被分配及轉至資本儲備。

Legal surplus comprises the Group's share of statutory surplus reserves of the subsidiaries and associates in the PRC. During the year, a total amount of HK$422,000 (2002: HK$231,000) was appropriated and transferred to legal surplus as results of the statutory requirements from local authorities in the PRC.

Included in capital reserve was an amount of HK$9,612,000 (2002: HK$9,612,000) representing the capitalisation of profits of subsidiaries in the PRC which were available for appropriation and resulted in an increase of the capital of those subsidiaries after approval from the relevant PRC authorities. In 2002, a total amount of HK$1,403,000 was appropriated and transferred to capital reserve as a result of the statutory requirements from local authorities in the PRC.

		股本溢價 Share premium 千港元 HK$'000	物業重估儲備 Properties revaluation reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	累積溢利 Accumulated profits 千港元 HK$'000	合計 Total 千港元 HK$'000
公司	**THE COMPANY**						
於二零零一年四月一日	At April 1, 2001	448,976	11,242	35,358	21,266	245,797	762,639
發行新股溢價 (扣除開支)	Premium on issue of shares, net of expenses	267	–	–	–	–	267
全年溢利	Net profit for the year	–	–	–	–	33,523	33,523
已派發股息	Dividend paid						
一二零零一年末期股息	– 2001 final dividend	–	–	–	(21,266)	–	(21,266)
一二零零二年中期股息	– 2002 interim dividend	–	–	–	–	(13,298)	(13,298)
建議股息	Dividend proposed						
一二零零二年末期股息	– 2002 final dividend	–	–	–	7,979	(7,979)	–
二零零二年三月三十一日及二零零二年四月一日	At March 31, 2002 and April 1, 2002	449,243	11,242	35,358	7,979	258,043	761,865
全年溢利	Net profit for the year	–	–	–	–	27,266	27,266
已派發股息	Dividend paid						
一二零零二年末期股息	– 2002 final dividend	–	–	–	(7,979)	–	(7,979)
一二零零三年中期股息	– 2003 interim dividend	–	–	–	–	(15,957)	(15,957)
建議股息	Dividend proposed						
一二零零三年末期股息	– 2003 final dividend	–	–	–	18,617	(18,617)	–
於二零零三年三月三十一日	**At March 31, 2003**	**449,243**	**11,242**	**35,358**	**18,617**	**250,735**	**765,195**

本公司於二零零三年三月三十一日可分配予股東之儲備為累積溢利及股息儲備之總數為269,352,000港元(二零零二年：266,022,000港元)。

The Company's reserves available for distribution to shareholders as at March 31, 2003 are represented by the accumulated profits and the dividend reserve totalling HK$269,352,000 (2002: HK$266,022,000).

33. 退休福利計劃

本公司及集團部份附屬公司為香港所有合資格員工設有金山集團公積金計劃，此計劃為一項界定供款之公積金福利計劃。僱主根據此計劃信託契約之介定，按僱員之薪酬，服務年資作出供款，每月供款比率介乎5%至10%。同時，集團亦根據香港強制性公積金法例設立了一項強制性公積金計劃「強積金計劃」。按強制性公積金計劃管理局之條款規定，所有新僱員均有權選擇參予金山集團公積金計劃或強積金計劃。

此外，本公司部份海外附屬公司參與由當地有關當局成立之中央公積金計劃。

僱主引用因僱員終止合約而未能領取之僱主供款以減低其將來之供款水平。於是年度，僱主所用此等款項數目約為668,000港元（二零零二年：495,000港元）。於二零零三年三月三十一日，並無此等可供減低僱主將來供款水平之被取消權利供款（二零零二年：170,000港元）。

根據退休福利計劃，本集團截至二零零三年三月三十一日止年度支付約為10,488,000港元（二零零二年：9,085,000港元）之退休福利供款。

33. RETIREMENT BENEFIT SCHEMES

The Company and certain of its subsidiaries operated the Gold Peak Group Provident Fund Scheme, a defined contribution retirement benefit scheme, for all qualified employees in Hong Kong. The scheme is funded by contributions from employers according to the employees' remuneration and length of service as defined under the trust deed. The monthly contribution rates of this scheme are ranged from 5% to 10%. At the same time, the Group also participated in a mandatory provident fund ("MPF") scheme registered under the Hong Kong Mandatory Provident Fund Ordinance. All new employees have the option to join the Gold Peak Provident Fund Scheme or the MPF scheme with terms as stipulated by the MPF Authority.

In addition, certain subsidiaries of the Company outside Hong Kong participate in central provident fund schemes established by the relevant authorities in their respective countries.

The unvested benefits of employees terminating employment are utilised by the employers to reduce their future level of contributions. The amounts of unvested benefits so utilised by the employers during the year were approximately HK$668,000 (2002: HK$495,000). As at March 31, 2003, no forfeited contributions (2002: HK$170,000) were available to reduce the level of employers' future contributions.

The Group contributed an aggregate amount of approximately HK$10,488,000 (2002: HK$9,085,000) to the retirement benefit schemes during the year ended March 31, 2003.

34. 應當出售一間附屬公司

於二零零三年三月，兆光科技有限公司(「兆光科技」)，本集團擁有51%股權之附屬公司，向兆光科技現有股東建議一供股事宜(「供股事宜」)，部份兆光科技股東行使其權利認購兆光科技新股。供股事宜完成後，本集團佔兆光科技之權益由51%被攤薄至46.97%。

34. DEEMED DISPOSAL OF A SUBSIDIARY

In March 2003, Lighthouse Technologies Limited ("Lighthouse"), a then 51% owned subsidiary of the Group, proposed a rights issue to the existing shareholders (the "Rights Issue") of Lighthouse and certain shareholders of Lighthouse exercised their rights to subscribe for the new shares in Lighthouse. The Group's interest in Lighthouse was diluted from 51% to 46.97% upon the completion of the Rights Issue.

		2003 千港元 HK$'000	2002 千港元 HK$'000
出售資產淨值：	Net assets disposed of:		
物業、廠房及設備	Property, plant and equipment	17,895	–
遞延支出	Deferred expenditure	22,096	–
存貨	Inventories	118,488	–
應收賬項、應收票據及預付款項	Debtors, bills receivable and prepayments	123,266	–
可收回稅項	Taxation recoverable	1,720	–
銀行結存及現金	Bank balances and cash	17,303	–
應付賬項及費用	Creditors and accrued charges	(47,196)	–
銀行借款	Bank borrowings	(166,577)	–
遞延稅項	Deferred taxation	(5,731)	–
少數股東權益	Minority interests	(43,091)	–
		38,173	–
商譽儲備變現	Goodwill reserve realised	10,956	–
應當出售一間附屬公司產生之少數股東權益	Minority interests arising on deemed disposal of a subsidiary	(6,948)	–
應當出售一間附屬公司之虧損	Loss on deemed disposal of a subsidiary	(4,008)	–
		38,173	–
付款方法：	Satisfied by:		
所佔聯營公司資產淨值	Share of net assets of an associate	38,173	–
應當出售一間附屬公司所產生之現金及等值現金之外流淨額分析：	Analysis of net outflow of cash and cash equivalents arising on the deemed disposal:		
出售之銀行結存及現金	Bank balances and cash disposed of		
銀行結存及現金	Bank balances and cash	17,303	–
銀行透支	Bank overdrafts	(5,000)	–
		12,303	–

是年度內應當出售附屬公司貢獻於本集團之淨營運現金流出為52,506,000港元，投資活動淨現金流出為12,811,000港元及融資活動淨現金流入為73,199,000港元。

The subsidiary deemed disposed of during the year contributed HK$52,506,000 to the Group's net operating cash outflow, HK$12,811,000 of net cash outflow in investing activities and HK$73,199,000 of net cash inflow in financing activities.

35. 買入一項業務／附屬公司

於二零零二年，集團以38,191,000港元收購一項分銷及零售音響產品之業務，因此項收購而產生之商譽為9,500,000港元。

35. PURCHASE OF A BUSINESS/SUBSIDIARIES

In 2002, the Group acquired a business of distributing and retailing audio products for a consideration of HK$38,191,000. The amount of goodwill arising as a result of the acquisition was HK$9,500,000.

		2003 千港元 HK$'000	2002 千港元 HK$'000
購入資產淨值：	Net assets acquired:		
物業、廠房及設備	Property, plant and equipment	–	1,500
存貨	Inventories	–	27,191
購入之資產淨值	Net assets acquired	–	28,691
收購所引發之商譽	Goodwill arising on acquisition	–	9,500
		–	38,191
付款方式：	Satisfied by:		
現金	Cash	–	38,191
就買入一項業務／附屬公司有關之現金及等值現金外流淨額：	Net outflow of cash and cash equivalents in connection with the purchase of a business/subsidiaries:		
現金代價	Cash consideration	–	38,191

於上年度買入之業務沒有對集團之現金流量及經營業績產生重大影響。

The business acquired in the prior year did not have any significant impact on the Group's cash flows and operating result.

36. 出售附屬公司

36. DISPOSAL OF SUBSIDIARIES

		2003 千港元 HK$'000	2002 千港元 HK$'000
出售資產淨值：	Net assets disposed of:		
物業、廠房及設備	Property, plant and equipment	854	833
應收賬項、應收票據及預付款項	Debtors, bills receivable and prepayments	–	6,210
銀行結存及現金	Bank balances and cash	–	138
應付賬項及費用	Creditors and accrued charges	(1,696)	(1,797)
少數股東權益	Minority interests	(538)	–
		(1,380)	5,384
已變現之儲備	Reserves realised	1,208	192
已變現商譽儲備之少數股東權益	Minority interests in the goodwill reserve realised	95	185
已變現換算儲備之少數股東權益	Minority interests in the translation reserve realised	100	–
已變現股本儲備之少數股東權益	Minority interests in the capital reserve realised	(5)	–
出售之虧損	Loss on disposal	(18)	(1,561)
		–	4,200
付款方法：	Satisfied by:		
現金	Cash	–	4,200
因出售而產生之現金及等值現金流入淨額分析：	Analysis of net inflow of cash and cash equivalents arising on the disposal:		
已收現金	Cash received	–	4,200
銀行結存及現金出售	Bank balances and cash disposed of	–	(138)
		–	4,062

被出售之附屬公司對集團之經營業績及現金流量沒有產生重大影響。

The subsidiaries disposed of did not have any significant impact on the Group's operating results and cash flows.

37. 主要非現金交易

於是年度，集團有關資產之財務租賃安排之資產值在租賃開始為2,802,000港元（二零零二年：3,949,000港元）。

37. MAJOR NON-CASH TRANSACTIONS

During the year, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of HK$2,802,000 (2002: HK$3,949,000).

38. 年末現金及等值現金結存

38. CASH AND CASH EQUIVALENTS AT END OF THE YEAR

		2003 千港元 HK$'000	2002 千港元 HK$'000
銀行結存、存款及現金	Bank balances, deposits and cash	163,529	365,542
銀行透支	Bank overdrafts	(7,361)	(10,042)
		156,168	355,500

39. 或然負債

39. CONTINGENT LIABILITIES

		集團 THE GROUP		公司 THE COMPANY	
		2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000
出口票據貼現附追索權	Bills discounted with recourse	–	33,777	–	–
銀行貸款擔保被使用：	Guarantees given to banks in respect of banking facilities utilised by:				
附屬公司	Subsidiaries				
－全資附屬公司	– wholly owned subsidiaries	–	–	15,652	6,171
－非全資附屬公司	– non wholly-owned subsidiaries	–	–	–	52,920
聯營公司	Associates	99,306	16,113	90,428	7,184
		99,306	49,890	106,080	66,275

40. 資本承擔

40. CAPITAL COMMITMENTS

		集團 THE GROUP		THE COMPANY	
		2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000
已簽約但未在財務報表撥備關於購買物業、廠房及設備之資本承擔	Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	54,706	10,739	360	982
已授權但未簽約關於購買物業、廠房及設備之資本承擔	Capital expenditure in respect of acquisition of property, plant and equipment authorised for but not contracted for	27,650	46,517	–	–
		82,356	57,256	360	982

於二零零三年三月三十一日，集團承諾投資3,900,000港元（二零零二年：14,500,000港元）於非上市證券。

At March 31, 2003, the Group was also committed to invest in unlisted investment securities amounting to HK$3,900,000 (2002: HK$14,500,000).

41. 營業租賃承擔

租用者

於資產負債表結算日，集團就不可撤銷營業租賃有未完承諾，需支付之租金如下：

41. OPERATING LEASE COMMITMENTS

As lessee

At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases which fall due as follows:

		2003		2002
	土地及房產 Land and buildings 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	其他 Others 千港元 HK$'000	土地及房產 Land and buildings 千港元 HK$'000
一年內 Within one year	12,537	756	597	14,887
二至五年內（首尾兩年包括在內） In the second to fifth years inclusive	24,451	–	618	19,499
超過五年 Over five years	36,374	–	–	34,902
	73,362	756	1,215	69,288

營業租賃租金代表本集團付於租用辦公樓及工廠之租金。租賃年期一般商議為一年至三十年。

Operating lease payments represent rentals payable by the Group for its office properties and factories. Leases are negotiated for term from one to thirty years.

出租者

於資產負債表結算日，集團與租戶已訂立合約，於未來將有以下最低租賃款項：

As lessor

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	集團 THE GROUP 2003 千港元 HK$'000	2002 千港元 HK$'000
一年內 Within one year	281	403
二至五年內（首尾兩年包括在內） In the second to fifth years inclusive	–	281
	281	684

持有物業已承諾之租戶租賃年期平均為期兩年。

The properties held have committed tenants for an average term of two years.

於資產負債表結算日，公司並無任何租賃承諾。

The Company did not have any lease commitments at the balance sheet date.

42. 關連人仕交易

42. RELATED PARTY TRANSACTIONS

於是年度，本集團與聯營公司進行以下重大交易：

During the year, the Group entered into the following significant transactions with its associates:

		2003 千港元 HK$'000	2002 千港元 HK$'000
購買自聯營公司	Purchases from associates	115,101	75,521
出售予聯營公司	Sales to associates	73,395	53,306
自聯營公司之管理費收入	Management fee income received from associates	19,899	18,125
自聯營公司之利息收入	Interest income received from associates	529	307
自聯營公司之租金收入	Rental income from associates	5,146	5,750

此等銷售及購買乃參照估計公開市場價值，經本集團與有關關連人仕商討後進行。

These sales and purchases were carried out after negotiation between the Group and respective associates with reference to the estimated open market value.

管理費收入乃參照估計有關服務之市場價值後決定。

Management fee income received was determined with reference to the estimated market value for the services provided.

利息收入乃以市場價值為基準按時間比例計入。

Interest income received was based on a time basis at the estimated market value.

租金收入乃參照估計市場價值後按有關租賃年期商議及決定。

Rental income is based on the relevant lease term which has been determined and negotiated with reference to the estimated market value.

於資產負債表結算日，本集團與聯營公司有以下往來賬列於應收賬項、應收票據及預付款項，及應付賬項及費用內：

As at the balance sheet date, the Group has the following balances with its associates under debtors, bills receivable and prepayments and creditors and accrued charges:

		2003 千港元 HK$'000	2002 千港元 HK$'000
應收聯營公司貨款	Trade receivables from associates	41,129	24,665
應付聯營公司貨款	Trade payables due to associates	21,051	14,427

上述所列應收貨款及應付貨款均無抵押、免息及可在要求時償還。

All of the above trade receivables and trade payables are unsecured, interest free and repayable under the terms comparable to outsiders.

43. 主要附屬公司

43. PRINCIPAL SUBSIDIARIES

附屬公司名稱 Name of subsidiary	成立／註冊地方 Place of incorporation/ registration	發行股本面值 Nominal value of issued capital	主要業務 Principal activities
電子部 ***Electronics division***			
Celestion International Limited**	英國 United Kingdom	£20,000	設計及銷售揚聲器 Design and trading of loudspeakers
Famingo Pte Ltd.**	新加坡 Republic of Singapore	S$2	控股投資 Investment holding
第一國際有限公司** Goldmax International Limited**	香港 Hong Kong	HK$15,600,000	控股投資 Investment holding
GP Acoustics Limited**	英屬維爾京群島 British Virgin Islands	US$11,000,000	控股投資 Investment holding
GP Acoustics (UK) Limited**	英國 United Kingdom	£11,000,000	控股投資及銷售揚聲器 Investment holding and trading of loudspeakers
GP Acoustics (HK) Limited**	香港 Hong Kong	HK$2	推廣及銷售音響產品 Marketing and trading of audio equipment
GP Audio International (Pte) Limited**	新加坡 Republic of Singapore	S$50,000	物業投資 Property holding
惠州金山電裝有限公司** (90%)@ GP Auto Cable (Huizhou) Ltd.** (90%) @	中國 PRC	US$6,150,000	產製汽車配線 Manufacturing of automotive wire harness
金山汽配工業有限公司** GP Auto Parts Limited**	香港 Hong Kong	HK$8,010,000	控股投資、推廣及銷售汽車配線 Investment holding, marketing and trading of automotive wire harness
金柏電子（中國）有限公司** GP Electronics (China) Limited**	香港 Hong Kong	HK$2	控股投資 Investment holding
柏惠電子有限公司** (70%) @ GP Electronics (Huizhou) Ltd.** (70%) @	中國 PRC	US$1,050,000	產製揚聲器及揚聲器部件 Manufacturing of loudspeakers and speaker components

附屬公司名稱 Name of subsidiary	成立／註冊地方 Place of incorporation/ registration	發行股本面值 Nominal value of issued capital	主要業務 Principal activities
GP工業有限公司 (86.34%) GP Industries Limited (86.34%)	新加坡 Republic of Singapore	S$89,545,689	控股投資 Investment holding
惠州金山精密部件有限公司** (70%)@ GP Precision Parts (Huizhou) Ltd.** (70%) @	中國 PRC	HK$6,237,561	產製塑膠及金屬部件 Manufacturing of plastic parts and metal parts
金柏電子國際有限公司** GPE International Limited**	香港 Hong Kong	HK$1,000,000	控股投資 Investment holding
金山電子有限公司** GP Electronics (HK) Limited**	香港 Hong Kong	HK$34,000,000	推廣及銷售音響產品 Marketing and trading of audio products
KEF Audio (UK) Limited**	英國 United Kingdom	£3,600,000	設計及銷售揚聲器 Design and trading of loudspeakers
KH Manufacturing (UK) Limited**	英國 United Kingdom	£2,000,000	產製揚聲器 Manufacturing of loudspeakers
彌基企業有限公司** Nike Enterprises Limited**	香港 Hong Kong	HK$148,000	控股投資 Investment holding
科技及策略部 ***Technology and Strategic Division***			
Ditton International Limited*	香港 Hong Kong	HK$5,000,000	控股投資、推廣及銷售家庭音響產品 Investment holding, marketing and trading of home audio equipment
GP eBiz Limited	開曼群島 Cayman Islands	US$2	在香港控股投資 Investment holding in Hong Kong
金柏電子(集團)有限公司 GP Electronics (Holdings) Limited	開曼群島 Cayman Islands	HK$1,000,000	在香港控股投資 Investment holding in Hong Kong
金山科技有限公司 GP Technologies Limited	香港 Hong Kong	HK$4	控股投資 Investment holding
啟天有限公司* Grand Prix Limited*	香港 Hong Kong	HK$2	控股投資 Investment holding
國際之獅有限公司 International Resolute Company Limited	香港 Hong Kong	HK$10,000	物業投資 Property holding

43. 主要附屬公司（續） / 43. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	成立／註冊地方 Place of incorporation/ registration	發行股本面值 Nominal value of issued capital	主要業務 Principal activities
KH Technology Corporation	開曼群島 *Cayman Islands*	US$10,000	持有商標 *Holding of trademarks*
Makinen Properties Limited	英屬維爾京群島 *British Virgin Islands*	US$1	在英國控股及物業投資 *Investment holding and property* holding in the United Kingdom
名人投資有限公司 Peak Power Investment Limited	香港 Hong Kong	HK$2	物業投資 Property holding
Triwish Limited*	英屬維爾京群島 British Virgin Islands	US$1	在香港物業投資 Property holding in Hong Kong
惠山投資有限公司 Whitehill Investment Limited	香港 Hong Kong	HK$1,000,000	控股投資 Investment holding

* 公司之全資附屬公司直接或間接持有
** 由GP工業直接或間接持有
@ 此等公司為中外合營公司

* Directly or indirectly held by wholly-owned subsidiaries of the Company
** Directly or indirectly held by GP Ind
@ These companies are established as sino-foreign joint ventures.

除於中國成立之公司外，本集團所持有以上公司所發出之股份均屬普通股份。

除以括號顯示外，以上所有公司均為本公司之全資附屬公司或所屬部門之控股公司。括號所示之百份率乃公司或所屬部門控股公司所佔之權益。除非於「主要業務」中列明，所有附屬公司的業務主要在各自的成立／註冊地方。

上表載列本集團之附屬公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他附屬公司之詳情可能導致篇幅冗長。

除已披露外，在是年度任何時間或完結時，附屬公司並無任何債務證券。

Except for the companies established in the PRC, the classes of shares held by the Group in the above companies are ordinary shares issued by these companies.

Except where indicated in brackets, the above companies are wholly-owned subsidiaries of the Company or the holding company of that division. The percentage in the brackets indicated the attributable interest of the Company or the holding company of that division. All subsidiaries operate principally in their respective places of incorporation/registration unless specified otherwise under the heading "Principal activities".

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Save as disclosed, none of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

44. 主要聯營公司

44. PRINCIPAL ASSOCIATES

聯營公司名稱 Name of associate	成立／註冊地方 Place of incorporation/ registration	集團應佔發行股本之百份率 Proportion of nominal value of issued capital attributable to the Group	主要業務 Principal activities
電池部 ***Battery division***			
金山電池國際有限公司 GP Batteries International Limited	新加坡 Republic of Singapore	42.17%	產製、發展及推廣電池及有關產品 Manufacture, development and marketing of batteries and related products
電器部 ***Electrical division***			
奇勝工業(集團)有限公司 Clipsal Industries (Holdings) Limited	新加坡 Republic of Singapore	42.51%	產製、發展及推廣電器裝置產品 Manufacture, development and marketing of electrical installation products
電子部 ***Electronics division***			
古河金山電裝(香港)有限公司 Furukawa GP Auto Parts (HK) Limited	香港 Hong Kong	43.17%	控股投資 Investment holding
Gold Light Holdings Limited	開曼群島 Cayman Islands	21.59%	控股投資 Investment holding
興旺科技有限公司 High Rank Communication Limited	香港 Hong Kong	17.27%	產製及銷售數據通訊產品 Manufacturing of and trading in data communication products
江蘇天寶科技股份有限公司 @ Jiangsu Toppower Tech. Co. Ltd. @	中國 PRC	35.88%	產製汽車音響產品 Manufacturing of car audio equipment
樂庭實業有限公司 LTK Industries Limited	香港 Hong Kong	38.46%	控股投資、產製電纜及電線 Investment holding and manufacturing of electronic cables and wires
力峰工業有限公司 @ Maxson Industries (Huizhou) Limited @	中國 PRC	42.31%	產製塑膠部件及金屬工模 Manufacturing of plastic parts and metal moulds

44. 主要聯營公司(續)

44. PRINCIPAL ASSOCIATES (continued)

聯營公司名稱 Name of associate	成立/註冊地方 Place of incorporation/ registration	集團應佔發行股本之百份率 Proportion of nominal value of issued capital attributable to the Group	主要業務 Principal activities
Saisho Onkyo, Inc.	菲律賓 *Republic of the Philippines*	17.27%	產製及銷售揚聲器 *Manufacturing and trading of loudspeakers*
惠山工業有限公司 Shinwa Industries (H.K.) Limited	香港 Hong Kong	12.95%	控股投資、產製及銷售電子產品 Investment holding, manufacturing and trading of electronic products
SPG(香港)有限公司 SPG Industry (H.K.) Limited	香港 Hong Kong	25.76%	控股投資及高精密度五金及塑膠部件貿易 Investment holding and trading of high precision metal and plastic parts
Wisefull Technology Limited	香港 Hong Kong	25.90%	控股投資及金屬製品貿易 Investment holding and trading of metallic products
徐州寶山精密五金塑膠部件有限公司 @ Xuzhou Baoshan Precision Hardware Plastic Parts Co. Ltd. @	中國 PRC	34.54%	產製汽車音響部件 Manufacturing of car audio parts
徐州格盧電子有限公司 @ Xuzhou Gloria Engineering Ltd. @	中國 PRC	21.59%	產製汽車音響部件 Manufacturing of car audio parts
徐州順達鍍鋅有限公司 @ Xuzhou Shunda Zinc Plating Ltd. @	中國 PRC	26.05%	電鍍電子產品 Electroplating of electronic products

聯營公司名稱 Name of associate	成立／註冊地方 Place of incorporation/registration	集團應佔發行股本之百份率 Proportion of nominal value of issued capital attributable to the Group	主要業務 Principal activities
科技及策略部 ***Technology and Strategic Division***			
安橋(中國)有限公司 Onkyo China Limited	香港 Hong Kong	33.33%	推廣及分銷音響產品 Marketing and distribution of audio equipment
兆光科技有限公司 Lighthouse Technologies Limited	香港 Hong Kong	46.97%	發展及銷售發光二極管顯視屏 Development and sale of LED display screen
徐州金寶磁性材料有限公司@ Xuzhou Jinbao Magnetic Material Co. Ltd. @	中國 PRC	40%	產製及銷售揚聲器及摩托磁頭之磁石 Manufacturing and sales of magnets for the applications in the drive units of speakers and motors

@此等公司為中外合營公司

@ These companies are established as sino-foreign joint ventures.

除特別註明外，以上所有公司由本公司間接持有。所有聯營公司之業務主要在各自之成立／註冊地方。除於中國成立之公司外，以上所有公司均註冊為有限公司。

上表載列本集團之聯營公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他聯營公司之詳情可能導致篇幅冗長。

All associates indicated above are indirectly held by the Company. All associates operate principally in their respective places of incorporation/registration. Except for the companies established in the PRC, all of the above companies are incorporated as limited liability companies.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

FINANCIAL SUMMARY OF GP INDUSTRIES LIMITED　GP工業有限公司財務概要

綜合損益表
截至三月三十一日止年度

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended March 31

		2003 千坡元 S$'000	2003 千港元* HK$'000*	2002 千坡元 S$'000	2002 千港元* HK$'000*
營業額	Turnover	321,719	1,415,306	298,426	1,263,536
除稅前溢利	Profit before taxation	42,817	188,360	25,089	106,227
稅項	Taxation	(10,145)	(44,630)	(7,345)	(31,099)
除稅後溢利	Profit after taxation	32,672	143,730	17,744	75,128
少數股東權益	Minority interests	(719)	(3,163)	(400)	(1,694)
全年溢利	Profit for the year	31,953	140,567	17,344	73,434

綜合資產負債表
於三月三十一日

CONSOLIDATED BALANCE SHEET
At March 31

		2003 千坡元 S$'000	2003 千港元* HK$'000*	2002 千坡元 S$'000	2002 千港元* HK$'000*
商譽	Goodwill	1,805	7,978	3,765	15,941
商標	Trademark	160	707	223	944
其他投資	Other investments	894	3,951	2,263	9,582
投資物業	Investment properties	373	1,649	425	1,799
固定資產	Fixed assets	37,459	165,569	43,567	184,464
聯營公司權益	Interest in associates	363,021	1,604,553	338,344	1,432,548
長期應收賬	Non-current receivable	2,715	12,000	4,724	20,000
有價證券	Marketable securities	38,552	170,400	40,424	171,155
流動資產	Current assets	211,283	933,871	186,942	791,512
總資產	Total assets	656,262	2,900,678	620,677	2,627,945
非流動負債	Non-current liabilities	170,409	753,208	180,585	764,597
流動負債	Current liabilities	142,859	631,437	107,608	455,612
總負債	Total liabilities	313,268	1,384,645	288,193	1,220,209
淨資產	Net assets	342,994	1,516,033	332,484	1,407,736
股東資金	Shareholders' funds	338,839	1,497,668	329,510	1,395,144
少數股東權益	Minority interests	4,155	18,365	2,974	12,592
		342,994	1,516,033	332,484	1,407,736
市值	**Market capitalisation**	311,171	1,375,376	312,752	1,324,192

* 上列作比較用途之港元數額乃按有關年結日之兌換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.

FINANCIAL SUMMARY OF GP BATTERIES INTERNATIONAL LIMITED 金山電池國際有限公司財務概要

綜合損益表 CONSOLIDATED PROFIT AND LOSS ACCOUNT

截至三月三十一日止年度 Year ended March 31

		2003 千坡元 S$'000	2003 千港元* HK$'000*	2002 千坡元 S$'000	2002 千港元* HK$'000*
營業額	Turnover	660,737	2,906,714	554,039	2,345,801
除稅前溢利	Profit before taxation	37,182	163,571	19,182	81,217
稅項	Taxation	(5,561)	(24,464)	(2,623)	(11,106)
除稅後溢利	Profit after taxation	31,621	139,107	16,559	70,111
少數股東權益	Minority interests	963	4,236	640	2,710
全年溢利	Profit for the year	32,584	143,343	17,199	72,821

綜合資產負債表 CONSOLIDATED BALANCE SHEET

於三月三十一日 At March 31

		2003 千坡元 S$'000	2003 千港元* HK$'000*	2002 千坡元 S$'000	2002 千港元* HK$'000*
資本儲備	Goodwill arising on consolidation	15,663	69,230	–	–
固定資產	Fixed assets	298,602	1,319,821	267,143	1,131,083
聯營公司權益	Interest in associates	27,564	121,833	27,766	117,561
其他投資	Other Investments	24,068	106,381	25,132	106,409
遞延支出	Deferred expenditure	43,319	191,470	54,246	229,678
流動資產	Current assets	388,685	1,717,988	289,565	1,226,018
總資產	Total assets	797,901	3,526,723	663,852	2,810,749
非流動負債	Non-current liabilities	110,622	488,949	144,320	611,051
流動負債	Current liabilities	337,728	1,492,758	189,926	804,146
總負債	Total liabilities	448,350	1,981,707	334,246	1,415,197
淨資產	Net assets	349,551	1,545,016	329,606	1,395,552
股東資金	Shareholders' funds	306,118	1,353,042	292,072	1,236,633
少數股東權益	Minority interests	43,433	191,974	37,534	158,919
		349,551	1,545,016	329,606	1,395,552
市值	**Market capitalisation**	187,408	828,343	173,882	736,216

* 上列作比較用途之港元數額乃按有關年結日之兌換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.

FINANCIAL SUMMARY OF CLIPSAL INDUSTRIES (HOLDINGS) LIMITED 奇勝工業(集團)有限公司財務概要

綜合損益表 CONSOLIDATED PROFIT AND LOSS ACCOUNT

截至十二月三十一日止年度 Year ended December 31

		2002 千坡元 S$'000	2002 千港元* HK$'000*	2001 千坡元 S$'000	2001 千港元* HK$'000*
營業額	Turnover	186,016	818,322	197,291	835,330
除稅前溢利	Profit before taxation	14,417	63,423	16,582	70,208
稅項	Taxation	(5,236)	(23,034)	(5,692)	(24,100)
除稅後溢利	Profit after taxation	9,181	40,389	10,890	46,108
少數股東權益	Minority interests	(1,188)	(5,226)	810	3,430
全年溢利	Profit for the year	7,993	35,163	11,700	49,538

綜合資產負債表 CONSOLIDATED BALANCE SHEET

於十二月三十一日 Year ended December 31

		2002 千坡元 S$'000	2002 千港元* HK$'000*	2001 千坡元 S$'000	2001 千港元* HK$'000*
無形資產	Intangible assets	32,444	143,402	12,042	50,986
遞延稅項資產	Deferred tax assets	213	942	–	–
固定資產	Fixed assets	62,741	277,315	66,502	281,569
聯營公司權益	Interest in associates	129,046	570,383	112,183	474,983
其他投資	Other Investments	10,601	46,856	204	864
非流動應收賬	Non-current receivable	10,566	46,702	17,883	75,717
流動資產	Current assets	234,852	1,038,046	234,835	994,291
總資產	Total assets	480,463	2,123,646	443,649	1,878,410
非流動負債	Non-current liabilities	116,021	512,813	117,634	498,062
流動負債	Current liabilities	111,786	494,094	78,454	332,174
總負債	Total liabilities	227,807	1,006,907	196,088	830,236
淨資產	Net assets	252,656	1,116,739	247,561	1,048,174
股東資金	Shareholders' funds	247,018	1,091,820	242,965	1,028,714
少數股東權益	Minority interests	5,638	24,919	4,596	19,460
		252,656	1,116,739	247,561	1,048,174
市值	**Market capitalisation**	284,120	1,255,811	261,539	1,107,356

* 上列作比較用途之港元數額乃按有關年結日之兌換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.


GOLD
PEAK

Gold Peak Industries (Holdings) Limited
金山工業(集團)有限公司

Gold Peak Building, 8/F, 30 Kwai Wing Road
Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879
E-mail: gp@goldpeak.com
Website: www.goldpeak.com
香港新界葵涌葵榮路30號
金山工業中心8樓
電話:(852) 2427 1133
傳真:(852) 2489 1879
電子郵遞:gp@goldpeak.com
網址: www.goldpeak.com